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Filed pursuant to Rule 424(b)(3)
Registration No. 333-104489

PROSPECTUS

$128,348,720

Dade Behring Inc.
wholly-owned subsidiary of
Dade Behring Holdings, Inc.
11.91% Senior Subordinated Notes due 2010

        This prospectus relates to the offer and sale from time to time by each of the selling noteholders identified in this prospectus of up to $128,348,720 million aggregate principal amount at maturity of 11.91% Senior Subordinated Notes due 2010 issued by Dade Behring Inc., a wholly-owned subsidiary of Dade Behring Holdings, Inc. We will not receive any of the proceeds from the sale of our senior subordinated notes being sold by the selling noteholders.

        Our senior subordinated notes are being registered to permit the selling noteholders to sell the securities from time to time to the public. The selling noteholders may sell the senior subordinated notes through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution." We do not know when or in what amounts a selling noteholder may offer securities for sale. The selling noteholders may sell any, all or none of the senior subordinated notes offered by this prospectus.

TERMS OF OFFERING

•	The senior subordinated notes were issued on October 3, 2002, in an aggregate principal amount of $315.3 million.
•	Interest on the senior subordinated notes is payable semi-annually on April 3 and October 3, commencing April 3, 2003.
•	The senior subordinated notes mature on October 3, 2010.
•	The senior subordinated notes are subordinated in right of payment with all of our existing and future senior obligations.
•	We are not required to make regularly scheduled mandatory redemption or sinking fund payments with respect to the senior subordinated notes.
•	On or after October 3, 2005, we may redeem all or a part of our senior subordinated notes at 100% of the principal amount outstanding, plus accrued and unpaid interest, plus a redemption premium.
•
At any time before October 3, 2005, we may redeem all or any portion of the senior subordinated notes at the greater of (1) 100% of the aggregate principal amount and (2) the present value of the Redemption Price at October 3, 2005 plus interest due on the senior subordinated notes through October 3, 2005.

        We do not intend to list the senior subordinated notes on any exchange. The senior subordinated notes are currently traded over-the-counter. We can not assure you that an active trading market for the senior subordinated notes will develop.

        Concurrent with this offering of senior subordinated notes, certain of our parent's stockholders are offering up to 15,122,961 shares of its common stock. The common stock of the selling stockholders will be offered pursuant to a separate prospectus. Neither of the offerings is contingent upon the other.

        Investing in our senior subordinated notes involves a high degree of risk. See "Risk Factors" beginning on page 9 to read about factors you should consider before buying the senior subordinated notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 18, 2003.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, senior subordinated notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our senior subordinated notes.

        Until May 28, 2003 (40 days after the date of this prospectus), all dealers effecting transactions of the senior subordinated notes offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Forward-Looking Statements	15
Use of Proceeds	15
Other Offerings	15
Capitalization	16
Selected Consolidated Financial Data	17
Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Business	39
Management	51
Selling Noteholders	62
Certain Relationships and Related Transactions	62
Principal Equityholders	63
Description of Capital Stock	66
Description of the Emergence Facility	70
Description of the Notes	73
Securities Eligible for Future Sale	112
Plan of Distribution	114
Legal Matters	115
Experts	115
Where You Can Find Additional Information	115
Index to Financial Statements	F-1

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our senior subordinated notes. You should read the entire prospectus carefully, especially "Risk Factors" and our consolidated financial statements and related notes.

        As used in this prospectus, except as the context otherwise requires, the terms "company," "we," "our," "ours," and "us" refers to Dade Behring Inc., our parent company, Dade Behring Holdings, Inc., and its subsidiaries, collectively and individually, as appropriate from the context.

The Company

        We are a leading manufacturer and distributor of in vitro diagnostics, or IVD, products worldwide. Of the more than $21 billion total estimated annual global in IVD market, we serve a $13 billion segment targeted primarily at clinical laboratories. We have strong market positions in each of our core product markets, which include chemistry/immunochemistry, hemostasis, microbiology and infectious disease diagnostics.

        IVD systems enable physicians to diagnose, treat and monitor patients through IVD tests, which determine the presence of analytes in blood or other samples. IVD tests are performed in a number of different clinical settings, including hospitals, reference laboratories, physicians' offices, ambulatory care centers and consumers' homes. IVD systems are most commonly used for traditional routine clinical chemistry tests that measure a patient's glucose, cholesterol or sodium as part of routine blood checks.

        We manufacture and market a broad offering of IVD products and services which currently include:

  •
  medical diagnostic instruments;

  •
  reagents and consumables; and

  •
  maintenance services.

        In total, we have a worldwide installed base of more than 40,000 instruments. Our customer base consists of approximately 25,000 customers worldwide. We believe that we provide products and services to over 90% of U.S. hospital-based clinical laboratories and to the majority of reference laboratories worldwide. Over 80% of our instrument systems are "closed" systems, which generally requires the exclusive use of our reagents and consumables in order to run tests. As a result, we generate a stable and recurring stream of revenue from reagents, consumables and service contracts.

        Baxter Diagnostics, a division of Baxter International, Inc. and the predecessor company to Dade Behring Inc., was established in 1949 as part of the Dade County Blood Bank in Florida. In December 1994, Bain Capital, Inc. and the GS Capital Partners, L.P. and certain of their affiliates formed Dade Behring Holdings, Inc. and acquired certain assets of Baxter Diagnostics from Baxter International, Inc. The assets acquired from Baxter International, Inc. included established leadership positions in hemostasis and microbiology, strong, routine chemistry/immunoassay market positions and an extensive sales and service organization especially in the United States.

        Dade Behring Inc., which we refer to hereafter as Dade Behring, a wholly-owned subsidiary of Dade Behring Holdings, Inc., which we refer to hereafter as Holdings, is a corporation organized in December 1994 under the laws of the State of Delaware to be the operating subsidiary of Holdings. The principal executive offices of Dade Behring are located at 1717 Deerfield Road, Deerfield, Illinois 60015-0778 and its telephone number is (847) 267-5300.

Recent Reorganization

        On August 1, 2002, Holdings and several of its wholly-owned direct and indirect domestic subsidiaries, collectively referred to in this prospectus as the "Debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. On September 18, 2002, the Bankruptcy Court confirmed the Debtor's Joint Chapter 11 Plan of Reorganization, which became effective on October 3, 2002 and which we refer to as the Plan of Reorganization. The Plan of Reorganization provided for:

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  the continued operations of our business;

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  the consummation of a five-year revolving credit facility with a bank syndicate led by Deutsche Bank AG, New York Branch and a six-year term loan with the same bank syndicate, which together with the revolving credit facility, we refer to as the "Emergence Facility";

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  borrowing under the Emergence Facility to refinance our obligations under a debtor-in-possession revolving credit facility, or DIP Facility, that we had secured at the time of the bankruptcy filing, to satisfy a portion of the pre-petition senior debt and to finance our future working capital needs;

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  the issuance of common stock to satisfy approximately $650 million of pre-bankruptcy indebtedness;

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  the issuance of $315.3 million of new subordinated notes to pre-bankruptcy senior secured debt holders;

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  the termination of all pre-bankruptcy senior secured debt;

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  the cancellation of all pre-bankruptcy existing subordinated notes;

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  the cancellation of all outstanding shares of our "old" preferred stock, common stock, as well as options, warrants, and related rights to purchase or otherwise receive shares of "old" common stock;

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  the issuance of 26,352,978 shares of common stock to the holders of our pre-bankruptcy senior debt and 13,176,501 shares of common stock to holders of pre-bankruptcy subordinated notes;

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  the issuance of up to 470,588 shares of our common stock to employees under and in accordance with our 2002 Management Stock Award Plan; and

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  the granting of stock option awards of up to 7,058,824 shares of common stock under and in accordance with our 2002 Management Stock Option Plan and our 2002 Chief Executive Officer Equity Plan.

        The following tables summarize the interest rates, amounts outstanding and maturities of each series of indebtedness both prior to emergence from the Chapter 11 proceedings and after emergence from the Chapter 11 proceedings (in millions).

	Actual Debt at September 30, 2002— Prior to emergence from the Chapter 11 proceedings
			Maturities
		Amount Outstanding
	Interest		2002	2003	2004	2005	2006
Pre-Bankruptcy Bank Credit Agreement
Revolver	7.25%	$287.4	$6.1	$15.8	$19.3	$246.2	$—
Term Loan A	7.25%	261.6	5.5	14.4	17.6	224.1	—
Term Loan B	7.25%	281.0	6.1	15.4	18.9	82.8	157.8
Term Loan C	7.25%	281.0	6.1	15.4	18.9	82.8	157.8
Pre-Bankruptcy Senior Subordinated Notes	11.13%	350.0	—	—	—	—	350.0
Short-Term Debt	various	71.1	71.1	—	—	—	—

	Actual Debt at October 3, 2002— After emergence from the Chapter 11 proceedings
					Maturities
	Interest Rate		Amount Outstanding
					2002	2003	2004	2005	2006	2007	2008	2009	2010
Post-Bankruptcy Bank Credit Agreement
Revolver	7.75	%(1)	$17.5		$—	$—	$—	$—	$—	$17.5	$—	$—	$—
Term Loan A-1	8.00	%(2)	300.0		—	$3.3	$14.2	$17.5	$29.2	90.8	$145.0		—
Term Loan A-2	8.00	%(2)	150.0		—	1.7	7.1	8.8	14.6	45.3	72.5		—
Post-Bankruptcy Senior Subordinated Notes	11.91%		315.3		—	—	—	—	—	—	—		315.3
Short-Term Debt	various		10.4	(3)	10.4	—	—	—	—	—	—	—	—

(1)
The interest rate is variable based on the Base Rate, as defined in the Emergence Facility, plus 300 basis points or LIBOR plus 400 basis points, with a step-down to lower rate margins upon the achievement of specified ratings tests. At October 3, 2002, our initial borrowings under the revolver facility bore interest at 7.75%. As of December 31, 2002, no borrowings were outstanding under the revolver facility.

(2)
The interest rate is variable based on the Base Rate plus 325 basis points or LIBOR plus 425 basis points, with one step-down to a lower interest rate margin upon the achievement of specified tests. At October 3, 2002, our initial borrowings under the term loan facility bore interest at 8.00%. As of December 31 2002, borrowings under the term loan facility bore interest at an average rate of 5.75%.

(3)
The reduction in short-term debt was due to a payment of $60.7 million on October 3, 2002. The amount of these borrowings were not impacted by the Plan of Reorganization.

The Offering

Issuer	Dade Behring, a wholly-owned subsidiary of Holdings
Securities	$128,348,720 million aggregate principal amount of 11.91% senior subordinated notes due 2010
Maturity Date	October 3, 2010
Interest and payment dates	The senior subordinated notes bear interest at the rate of 11.91% per annum payable semi-annually, on April 3 and October 3, commencing April 3, 2003.
Use of proceeds	We will not receive any proceeds from the sale of senior subordinated notes by the selling noteholders
Guarantee
Holdings and several of its subsidiaries have guaranteed the obligations of Dade Behring under the senior subordinated notes. If Dade Behring cannot make payments on the notes when they are due, each of the guarantors has the responsibility to make them instead.

Optional Redemption
At any time prior to October 3, 2005, Dade Behring may, at its option, on any one or more occasions redeem all or any portion of the outstanding aggregate principal amount of senior subordinated notes at the greater of 100% of the aggregate principal amount and the present value of the redemption price at October 3, 2005 described below plus interest due through October 3, 2005 on the senior subordinated notes being redeemed. On or after October 3, 2005, Dade Behring may redeem all or a part of our senior subordinated notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable date of redemption, if redeemed during the periods beginning October 3, 2005 of the years indicated below:
Year	Percentage
2005	105.9550%
2006	104.4663%
2007	102.9775%
2008	101.4888%
2009 and thereafter	100.0000%

Optional Redemption Upon Equity Offerings
At any time prior to October 3, 2005, Dade Behring may, at its option, on any one or more occasions use the net cash proceeds of its equity offerings to redeem up to a maximum of 35% of the original aggregate principal amount of senior subordinated notes at a price of 100% of the aggregate principal amount plus any accrued but unpaid interest thereon through the redemption date on the senior subordinated notes being redeemed; provided, however, that immediately after giving effect to such redemption, at least 65% of the original aggregate principal amount of the notes remains outstanding.
Mandatory Redemption
Dade Behring is not required to make regularly scheduled mandatory redemption or sinking fund payments with respect to the senior subordinated notes. Upon a change of control and certain asset dispositions, Dade Behring is required to offer to purchase some or all of the senior subordinated notes, as more fully described in the indenture governing the notes.
Covenants	The senior subordinated notes contain customary covenants including, without limitation, restrictions on our ability to:
	•	incur additional indebtedness, pay dividends and make other restricted payments and investments;
	•	make acquisitions or dispose of assets;
	•	create liens;
	•	engage in transactions with affiliates;
	•	merge, consolidate or transfer substantially all or our assets; and
	•	make capital expenditures.
Events of Default	The senior subordinated notes contain customary events of default including, without limitations:
	•	the non-payment of principal, interest, fees or other amounts when due under the senior subordinated notes, subject to grace periods in certain cases;
	•	cross defaults to other significant indebtedness or agreements;
	•	events of bankruptcy and insolvency;
	•	judgment defaults in excess of $20.0 million; and
	•	failure of any guaranty or security agreement supporting the senior subordinated notes to be in full force and effect.

Change of Control	It will be a change of control under the senior subordinated notes if one or more of the following events occur:
	•	any sale, lease, exchange or other transfer of all or substantially all of the assets of Dade Behring to any person or group;
	•	the approval by Holdings of any plan or proposal for the liquidation or dissolution of Dade Behring;
•
any person or group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding common and preferred stock of Holdings;
•
any person or group, other than Holdings, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate voting power of Dade Behring; or
	•	the first day within any two-year period on which a majority of the members of the Board of Directors of Dade Behring or Holdings are not "Continuing Directors," as defined in the Indenture.
In the event of a change of control, Dade Behring will:
•
within 45 days after the occurrence of such change of control, notify each holder of senior subordinated notes in writing of the occurrence of and the circumstances and relevant facts regarding such change of control, and
•
subject to obtaining the consent of holders of any senior indebtedness, make an offer to purchase the senior subordinated notes for cash at a purchase price equal to 101% of the aggregate principal amount of the senior subordinated notes or portions of the notes validly tendered for payment, plus accrued and unpaid interest thereon, to the date of purchase.

        Our senior subordinated notes are not currently traded on a stock exchange. The senior subordinated notes currently are traded over-the-counter. We do not intend to list the senior subordinated notes on any securities exchange.

Summary Consolidated Financial and Operating Data

				Successor Company Predecessor Company
	Year Ended December 31,
	2000(1)	2001	Period ended October 1, 2002(2)	Period ended December 31, 2002(3)
	(in millions, except per share data)
Statement of Operations Data:
Net sales(4)	$1,183.7	$1,232.4	$934.4	$347.1
Cost of goods sold	583.4	595.6	467.5	228.8
Gross profit	600.3	636.8	466.9	118.3
Marketing and administrative expense	470.8	432.3	322.9	124.5
Research and development expense	103.3	83.7	65.3	28.8
Goodwill amortization expenses(5)	5.0	8.9	—	—
Cost reductions program expense	19.2	11.2	2.9	—
Restructuring expense, net	25.3	12.2	(2.8)	—
Income (loss) from operations	(23.3)	88.5	78.6	(35.0)
Balance sheet restructuring costs(6)	—	23.9	21.2	—
Reorganization items(7)	—	—	1,567.5	(2.2)
Income (loss) before income tax	(162.6)	(93.3)	1,531.2	(50.0)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle(5)	(525.8)	(101.7)	1,511.1	(48.6)
Extraordinary items and cumulative effect of change in accounting principle(1)(2)	(6.8)	—	20.0	—
Net income (loss)(6)	(532.6)	(101.7)	1,531.1	(48.6)
Basic net income (loss) available per:
Class L common share	(10.75)	(2.08)	31.62	n/a
Common share	(10.75)	(2.08)	30.68	n/a
Diluted net income (loss) available per:
Class L common share	(10.75)	(2.08)	31.62	n/a
Common share	(10.75)	(2.08)	25.70	n/a
Successor Company basic and diluted net loss per share	n/a	n/a	n/a	$(1.22)
Balance Sheet Data:
Total assets	$1,320.5	$1,141.9	$1,941.5	$1,918.8
Long-term liabilities	116.3	138.0	997.7	1,014.3
Redeemable preferred stock	17.0	18.7	—	n/a

(1)
Net loss for the year ended December 31, 2000 includes a $413.9 million valuation reserve adjustment to income tax expense to the beginning of the year balance recorded against the Debtors' deferred tax assets (see Note 11, "Income Taxes" to our Consolidated Financial Statements) and a $6.8 million charge representing the cumulative effect of a change in accounting principle because, effective January 1, 2000, we changed our revenue recognition policy to conform to Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements."

(2)
Net income for the period ended October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002) includes a cumulative effect of change in accounting principle related to the following. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which, among other things, requires that upon adoption, unamortized negative goodwill be written off as a change in accounting principle. Unamortized negative goodwill at December 31, 2001 aggregated

  $20.0 million and was recognized as a cumulative effect of change in accounting principle on January 1, 2002.

(3)
Net loss for the period ended December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) includes $57.3 million of incremental expense associated with the sale of inventory stepped-up due to the application of fresh-start reporting and $5.9 million of costs relating to management stock grants.

(4)
In consideration of the issuance of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs," amounts billed to customers for shipping and handling costs are recorded as a component of net revenue. Prior to the third quarter of 2000, these amounts were reported as a reduction of operating expense. A reclassification of all prior period balances has been made to conform to the current presentation.

(5)
In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The table below depicts what our income (loss) before extraordinary item and cumulative effects of changes in accounting principle and net income (loss) would have been for the years ending December 31, 2000 and 2001 had we adjusted for the reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects (in millions).

	Year Ended December 31,
	2000	2001
Income (loss) before extraordinary item and cumulative effect of change in accounting principle
As reported	$(525.8)	$(101.7)
SFAS No. 142 Adjustment	5.0	4.0
Adjusted	$(520.8)	$(97.7)
Net income (loss)
As reported	$(532.6)	$(101.7)
SFAS No. 142 Adjustment	5.0	4.0
Adjusted	$(527.6)	$(97.7)
(6)
We have recorded all incremental professional and bank fees associated with the reorganization of our balance sheet which we incurred prior to our bankruptcy filing on August 1, 2002 in this separate line item on our Consolidated Statements of Operations. We do not expect to incur any additional balance sheet restructuring costs in the future.

(7)
Reorganization items for the period ended October 1, 2002 include the gain on discharge of debt under the Plan of Reorganization ($786.3 million), and the impact of revaluing our assets and liabilities as required by fresh-start reporting ($816.6 million), offset by the two items discussed next in this note. We have recorded all incremental professional fees and other costs associated with the reorganization of our balance sheet incurred after the bankruptcy filing in this separate line item on our Consolidated Statement of Operations. Additionally, on September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to our Plan of Reorganization. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the Plan of Reorganization on a number of bases. On September 17, 2002, we agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the Plan of Reorganization. This settlement is included in reorganization items for the period ended October 1, 2002. For the period ended December 31, 2002, reorganization items include only professional fees. We do not expect to incur any additional reorganization items in the future.

RISK FACTORS

        Before you invest in our senior subordinated notes, which we refer to in this prospectus as the "Notes," you should carefully consider all of the material risks of our business, including those described below, in addition to the other information contained in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. See "Forward-Looking Statements." Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this prospectus.

Risks Relating to Our Business

        Our failure to compete with other manufacturers in the highly competitive IVD industry, some of which have greater financial sources than we do, could harm our ability to retain existing customers and obtain future business.

        The IVD industry is highly competitive and we encounter competition from several international manufacturers in both domestic and foreign markets. Some of our competitors are significantly larger and have greater resources, financial and other, than we do. Moreover, we encounter different competitors in each of our key product lines and we cannot assure you that we will not encounter increased competition in the future which could have a material adverse effect on our business.

        Our profit margins and business approach may be adversely affected by potential healthcare reform.

        Substantially all of our sales are in the IVD industry. Healthcare reform and the growth of managed care organizations have been considerable forces in the IVD industry. These forces continue to place constraints on the levels of overall pricing and thus could have a material adverse effect on the profit margins of our products. Such continuing changes in the United States healthcare market could also force us to alter our approach in selling, marketing, distributing and servicing our customer base. Internationally, changes to government reimbursement policies, could reduce the funding that healthcare service providers have available for IVD expenditures, which could have a material adverse impact on our sales and/or profit margins.

        If we are unable to retain senior management and other qualified professionals, our business operations could be adversely affected.

        Our success and future prospects depend on the continued contributions of our senior management. We cannot assure you that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of the senior management team could have a material adverse effect on our business, financial condition and results of operations.

        We cannot assure you that we will be able to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

        Our business is expected to have substantial capital expenditure needs. Our operations may not generate sufficient funds to meet our capital expenditure needs and there is no guarantee that we will have the ability to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions.

        We make significant investments in research and development, but there is no guarantee that any of these investments will ultimately result in a commercial product that will generate revenues.

        Our products require the integration of many component systems and processes including electromechanical, information systems, and biochemical reactions or assays. Each year we expend significant resources in trying to develop new products that incorporate these systems. In 2002, we spent approximately $94 million on research and development expenses. Notwithstanding these investments, we may be unable to successfully design or develop any or all of these components or to integrate them into a viable commercial system.

        Because a significant portion of our business is conducted outside the United States, fluctuations in foreign currency exchange rates could adversely affect our results of operations.

        Approximately 50% of our sales are international and a significant portion of our earnings are attributable to operations conducted abroad. The United States dollar value of sales and earnings of these operations varies with currency exchange rate fluctuations. Changes in certain exchange rates could have an adverse effect on our ability to meet interest and principal obligations on our United States dollar-denominated debt. Our planned hedging of other currencies against the United States dollar may not adequately reduce exposure to currency exchange fluctuation. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

        Our ability to compete effectively depends on our ability to protect our intellectual property.

        We own over 2,500 United States and foreign patents and have numerous patent applications pending in the United States and abroad. We own numerous United States and foreign registered trademarks and service marks and have applications for the registration of trademarks and service marks pending in the United States and abroad. We also own several United States copyright registrations. In addition, we own a wide array of unpatented proprietary technology and know-how. Further, we license certain intellectual property rights from third parties. Our ability to compete effectively depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. There can be no assurance as to the degree of protection offered by the various patents, the likelihood that patents will be issued on pending patent applications, or, with regard to the licensed intellectual property, that the licenses will not be terminated. Furthermore, there can be no assurance that others will not develop around the patented aspects of any of our current or proposed products, independently develop technology or know-how that is the same as or competitive with our technology and know-how or otherwise obtain access to our intellectual property. If we are unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our revenues and results of operations would be materially adversely affected.

        We are subject to various environmental and occupational health and safety laws and any violation of these laws could result in liability which could adversely affect us.

        We are subject to federal, state, local and foreign environmental, health and safety laws and regulations and are subject to liabilities and compliance costs associated with past and current handling, processing, storing and disposing of hazardous substances and wastes. Our operations are also subject to federal, state, local and foreign occupational health and safety laws and regulations. This requires us to devote significant resources to maintain compliance with applicable environmental and occupational health and safety laws and regulations and manage environmental risks.

        We are subject to regulation by various federal, state and foreign agencies, which requires us to comply with costly and time consuming regulations in the manufacture of some of our products and violation of such regulations could adversely affect us.

        Our products and operations are subject to regulation by the United States Food and Drug Administration, or FDA, and various other federal and state agencies, as well as by a number of foreign governmental agencies. FDA regulations require that most of our new products have pre-marketing approval by the FDA, or prove substantial equivalence through a 510(k) application and also require that most of our products be manufactured in accordance with Good Manufacturing Practices.

        Our products and operations are also subject to regulation by the United States Drug Enforcement Agency, or DEA, and various other federal and state agencies, including the United States Department of Agriculture, or USDA, as well as by a number of foreign governmental agencies. DEA regulations require that we obtain DEA Registrations for the bulk manufacture and handling of controlled substances, maintain effective controls against diversion, and use state of the art techniques in the manufacture of controlled substances. The USDA regulates the importation of animal-sourced materials and the treatment and handling of animals utilized to derive biological materials used in research or production.

        Compliance with such regulations substantially increases the time, difficulty and costs incurred in obtaining and maintaining the approval to manufacture and market newly developed and existing products. In addition, government regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale and other civil or criminal sanctions.

        Because of the Plan of Reorganization, our financial information after October 1, 2002 is not comparable to our financial information prior thereto.

        As a result of the consummation of the Plan of Reorganization, we are operating our business under a new capital structure. In addition, we are subject to the fresh start accounting rules. Accordingly, our financial condition and results of operations after October 1, 2002, the initial date of fresh start reporting, is not comparable to the financial condition or results of operations reflected in the historical financial statements contained in this prospectus. See "Selected Consolidated Financial Data."

Risks Relating to our Indebtedness

        Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

        Our outstanding debt at December 31, 2002 was $771.8 million. We may also incur additional debt from time to time to finance working capital, capital expenditures and other general corporate purposes. Our substantial indebtedness could have important consequences to holders of our Notes. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments."

        Claims of holders of the Notes will be effectively subordinated to claims of holders of our senior indebtedness arising under our credit facility.

        The Indenture governing the Notes stipulates that the Notes are subordinated and junior in right of payment to the prior payment in full of all obligations on any other our senior indebtedness. Thus, in the event of any distribution or payment of our assets in any bankruptcy, liquidation or distribution or similar proceeding, holders of our other senior indebtedness will be paid before obligations due on the Notes. If any of these events occur, we cannot assure you that there would be sufficient assets to pay amounts due on the Notes. Holders of the Notes, may therefore, receive less, ratably, than holders of our other senior indebtedness.

        The Notes are not secured by our assets nor those of our subsidiaries, and the lenders under the Emergence Facility will be entitled to remedies available to a secured lender, which gives them priority over the Note holders to collect amounts due on our debt.

        In addition to being subordinated to all of our existing and future senior debt, the Notes and the subsidiary guaranties will not be secured by any of our assets. Our obligations under the Emergence Facility are secured by, and among other things, a first priority pledge of all of our capital stock, mortgages upon all of the real property owned by us in the U.S. and by substantially all of our assets and each of our existing and subsequently acquired or organized material domestic subsidiaries, and, to the extent no adverse tax consequences will result, foreign subsidiaries. If we become insolvent or are liquidated, or if payment under the Emergence Facility or in respect of any other secured senior indebtedness is accelerated, the lenders under the Emergence Facility or holders of other secured senior indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law in addition to any remedies that may be available under documents pertaining to the Emergence Facility or the other senior debt. Upon the occurrence of any default under the Emergence Facility, the lenders may be able to prohibit the payment of the Notes and subsidiary guaranties either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the Notes.

        We may not have sufficient funds, or the ability to raise the funds necessary to finance the change of control offer required by the Indenture.

        If certain specific kinds of change of control events occur, we will be required to offer to repurchase all outstanding senior subordinated notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of senior subordinated notes or that restrictions in our credit facility will not allow those repurchases. See "Description of Notes—Change of Control."

        Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

  •
  received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence; or

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred.

        Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

  •
  if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

  •
  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these senior subordinated notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

        We cannot assure you that we can comply with our covenants.

        The terms and conditions of the Indenture and the instruments applicable to the Emergence Facility impose restrictions that limit, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  sell assets;

  •
  engage in mergers or consolidations;

  •
  make acquisitions and investments;

  •
  engage in certain transactions with affiliates; and

  •
  make dividends, payments and certain other distributions.

        Our ability to comply with the covenants will be dependent on our future financial performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control. A failure to comply with any of these covenants could result in a default under the indenture or other relevant debt agreements permitting lenders to accelerate the maturity of the indebtedness to foreclose upon the collateral securing the indebtedness and to terminate their commitments, if any, with respect to additional funding obligations under those agreements. Any such default, acceleration or failure to comply also could result in the acceleration of any other of our debt under agreements that may contain cross-default or cross-acceleration provisions. Under any of these circumstances, we can make no assurances that we would have sufficient funds or other resources to satisfy all such obligations on a timely basis.

        We cannot assure you that an active trading market will develop for the Notes.

        Prior to this offering, there has been no public market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for quotation through The National Association of Securities Dealers Automated Quotation Systems. We have been informed by Jeffries & Co. that they currently make a market in the notes, however, Jeffries & Co. may cease their market-making activities at any time. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely effected by changes in the overall market for high yield securities and by changes in our financial performance or prospectus or in the financial performance or prospects of companies in the IVD industry. As a result, we cannot assure you that an active trading market will develop or be maintained for the Notes. If an active market does not develop or is not maintained, the market price of the Notes may decline and the liquidity of the Notes may be limited.

        Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Provisions of our Third Amended and Restated Certificate of Incorporation and Third Amended and Restated By-Laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. Such provisions, including those providing for the possible issuance of preferred stock in connection with the stockholder rights plan described elsewhere in this prospectus, the classification of our Board of Directors and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that certain investors might be willing to pay in the future for our Notes.

FORWARD-LOOKING STATEMENTS

        Some of the matters discussed under the captions, "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. These statements relate to future events or our future financial performance and include statements about our plans, objectives and business as well as our expectations and intentions. In some cases, you can identify these forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "potential," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  general economic and business conditions, both nationally and in those areas in which we operate;

  •
  competition;

  •
  the effect of potential healthcare reform;

  •
  changes in our business strategy or plans;

  •
  changes in exchange rates;

  •
  the loss of any of our management or key personnel;

  •
  increases in the floating rate under the Emergence Facility;

  •
  changes in our policy regarding interest rate and currency movements; and

  •
  the availability of capital and trade credit to fund our business.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. We will, upon the effectiveness of this prospectus, claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

        All of the Notes offered by this prospectus are being offered for sale by the selling noteholders. We will not receive any portion of the net proceeds of this offering.

OTHER OFFERINGS

        Concurrent with this offering, certain selling stockholders of Holdings are offering up to 15,122,961 shares of common stock of Holdings. The common stock of the selling stockholders will be offered pursuant to a separate prospectus.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2002. The terms of our Plan of Reorganization are described below in the section captioned "Business—Bankruptcy Proceedings." You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2002
(in millions)
Long-term debt:
Long-term bank debt	$445.4
Senior Subordinated Notes	315.3

Total long-term debt	760.7

Stockholders' equity
Preferred stock: par value $0.01 per share, 50,000 shares authorized, no shares issued	—
Common stock: par value $0.01 per share, and 50,000,000 shares authorized and 39,929,479 shares issued and outstanding	0.4
Additional paid-in capital	643.1
Other stockholders' deficit	(55.4)

Total Stockholders' Equity	588.1

Total capitalization	$1,348.8

SELECTED CONSOLIDATED FINANCIAL DATA.

        On August 1, 2002, Dade Behring Holdings, Inc. and several of its domestic wholly-owned direct and indirect subsidiaries, which are collectively referred to in this report as the "Debtors," filed for bankruptcy protection and emerged on October 3, 2002. Although the Plan of Reorganization became effective on October 3, 2002, for financial reporting convenience purposes, we recorded the adjustments necessitated by the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") on October 1, 2002. As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, our consolidated financial statements for the periods commencing on October 2, 2002 are referred to as the "Successor Company" and are not comparable with any periods prior to October 1, 2002, which are referred to as the "Predecessor Company." The effects of fresh-start reporting and new accounting pronouncements (see Notes 2 and 3 to our consolidated financial statements) have materially changed the amounts previously recorded in our Predecessor Company's consolidated financial statements. All references to the period ending October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002) and years ending December 31, 2001 and 2000 are to the Predecessor Company. All references to the period ending December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) are to the Successor Company.

        The following table presents our selected historical consolidated financial data as of and for the period ended October 1, 2002, and for each of the years in the four-year period ended December 31, 2001 for the Predecessor Company and as of and for the period ended December 31, 2002 for the Successor Company, derived from audited consolidated financial statements. The results of operations for any period less than one year are not necessarily indicative of results of operations for a full year. The selected historical data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this report, including the information set forth under the heading "Management's Discussions and Analysis of Financial Condition and Results of Operations."

	Predecessor Company					Successor Company
	Year Ended December 31,
					Period ended October 1, 2002(4)	Period ended December 31, 2002(5)
	1998(1)	1999(2)	2000(3)	2001
	(in millions, except per share data)
Statement of Operations Data:
Net sales(6)(7)	$1,294.1	$1,318.1	$1,183.7	$1,232.4	$934.4	$347.1
Cost of goods sold	529.4	571.0	583.4	595.6	467.5	228.8
Gross profit(7)	764.7	747.1	600.3	636.8	466.9	118.3
Marketing and administrative expense	512.5	560.5	470.8	432.3	322.9	124.5
Research and development expense	95.8	99.7	103.3	83.7	65.3	28.8
Goodwill amortization expense(10)	5.4	5.3	5.0	8.9	—	—
Cost reductions program expense	—	—	19.2	11.2	2.9	—
Restructuring expense, net	(4.5)	13.3	25.3	12.2	(2.8)	—
Income (loss) from operations	155.5	68.3	(23.3)	88.5	78.6	(35.0)
Balance sheet restructuring costs(8)	—	—	—	23.9	21.2	—
Reorganization items(9)	—	—	—	—	1,567.5	(2.2)
Income (loss) before income tax	77.5	(37.7)	(162.6)	(93.3)	1,531.2	(50.0)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle(10)	43.5	(29.7)	(525.8)	(101.7)	1,511.1	(48.6)
Extraordinary items and cumulative effect of change in accounting principle(2)(3)(4)(7)	—	(8.8)	(6.8)	—	20.0	—
Net income (loss)(7)(8)	43.5	(38.5)	(532.6)	(101.7)	1,531.1	(48.6)
Predecessor Company
Basic earnings per share:
Income (loss) before extraordinary items and cumulative effect of change in accounting principle available per:
Class L common share	2.17	(.55)	(10.61)	(2.08)	31.22	n/a
Common share	.49	(.55)	(10.61)	(2.08)	30.28	n/a
Extraordinary items and cumulative effect of change in accounting principle per:
Class L common share	—	(.16)	(.14)	—	.40	n/a
Common share	—	(.16)	(.14)	—	.40	n/a
Net income (loss) available per:
Class L common share	2.17	(.71)	(10.75)	(2.08)	31.62	n/a
Common share	.49	(.71)	(10.75)	(2.08)	30.68	n/a
Diluted earnings per share:
Income (loss) before extraordinary items and cumulative effect of change in accounting principle available per:
Class L common share	2.17	(.55)	(10.61)	(2.08)	31.22	n/a
Common share	.48	(.55)	(10.61)	(2.08)	25.36	n/a
Extraordinary items and cumulative effect of change in accounting principle per:
Class L common share	—	(.16)	(.14)	—	.40	n/a
Common share	—	(.16)	(.14)	—	.34	n/a
Net income (loss) available per:
Class L common share	2.17	(.71)	(10.75)	(2.08)	31.62	n/a
Common share	.48	(.71)	(10.75)	(2.08)	25.70	n/a
Successor Company basic and diluted net loss per share	n/a	n/a	n/a	n/a	n/a	$(1.22)
Balance Sheet Data:
Total assets	$1,533.4	$1,665.8	$1,320.5	$1,141.9	$1,941.5	$1,918.8
Total long-term liabilities	815.6	1,359.9	116.3	138.0	997.7	1,014.3
Redeemable preferred stock	15.0	15.4	17.0	18.7	—	n/a

(1)
Net income for the year ended December 31, 1998 reflects the following pre-tax charges to marketing and administrative expenses: (1) $24.6 million of integration costs associated with the Behring Combination and (2) $5.4 million in Year 2000 remediation costs.

(2)
Net loss for the year ended December 31, 1999 reflects the following pre-tax charges to marketing and administrative expenses: (1) $23.5 million of year 2000 remediation costs, (2) $26.3 million of integration costs associated with the Behring Combination, and (3) $22.7 million of stock compensation expense and $16.8 million of advisory fees related to the June 1999 recapitalization. The net loss also reflects an extraordinary loss of $8.8 million (net of $5.9 million tax effect) related to the write-off of deferred financing fees.

(3)
Net loss for the year ended December 31, 2000 includes a $413.9 million valuation reserve adjustment to income tax expense to the beginning of the year balance recorded against the Debtors' deferred tax assets (see Note 11, "Income Taxes" to our Consolidated Financial Statements) and a $6.8 million charge representing the cumulative effect of a change in accounting principle further discussed in footnote 7 below.

(4)
Net income for the period ended October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002) includes a cumulative effect of change in accounting principle related to the following. In June 2001, the Financial

  Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which, among other things, requires that upon adoption, unamortized negative goodwill be written off as a change in accounting principle. Unamortized negative goodwill at December 31, 2001 aggregated $20.0 million and was recognized as a cumulative effect of change in accounting principle on January 1, 2002.

(5)
Net loss for the period ended December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) includes $57.3 million of incremental expense associated with the sale of inventory stepped-up due to the application of fresh-start reporting and $5.9 million of costs relating to management stock grants.

(6)
In consideration of the issuance of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs," amounts billed to customers for shipping and handling costs are recorded as a component of net revenue. Prior to the third quarter of 2000, these amounts were reported as a reduction of operating expense. A reclassification of all prior period balances has been made to conform to the current presentation.

(7)
Effective January 1, 2000, we changed our revenue recognition policy to conform to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and accordingly recorded a $6.8 million charge representing the cumulative effect of the change in accounting principle. No periods prior to 2000 have been restated. Our pro forma sales, gross profit and net income (loss) as if the change had been retroactively applied to 1998 and 1999 is as follows (in millions):

	Year Ended December 31,
	1999	1998
Sales	$1,323.6	$1,291.7
Gross profit	750.7	761.5
Net income (loss)	(35.7)	46.6
(8)
We have recorded all incremental professional and bank fees associated with the reorganization of our balance sheet incurred prior to the bankruptcy filing on August 1, 2002 in this separate line item on our Consolidated Statements of Operations. We do not expect to incur any additional balance sheet restructuring costs in the future.

(9)
Reorganization items for the period ended October 1, 2002 include the gain on discharge of debt under the Plan of Reorganization ($786.3 million), and the impact of revaluing our assets and liabilities as required by fresh-start reporting ($816.6 million), offset by the two items discussed next in this note. We have recorded all incremental professional fees and other costs associated with the reorganization of our balance sheet incurred after the bankruptcy filing in this separate line item on our Consolidated Statement of Operations. Additionally, on September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to our Plan of Reorganization. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the Plan of Reorganization on a number of bases. On September 17, 2002, we agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the Plan of Reorganization. This settlement is included in reorganization items for the period ended October 1, 2002. For the period ended December 31, 2002, reorganization items include only professional fees.

(10)
In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The table below depicts what our income (loss) before extraordinary item and cumulative effects of changes in accounting principle and net income (loss) would have been for the years ending December 31, 1998, 1999, 2000 and 2001, had we adjusted for the reduction in net goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects (in millions).

	Year Ended December 31,
	1998	1999	2000	2001
Income (loss) before extraordinary item and cumulative effect of change in accounting principle
As reported	$43.5	$(29.7)	$(525.8)	$(101.7)
SFAS No. 142 Adjustment	3.2	3.2	5.0	4.0

Adjusted	$46.7	$(26.5)	$(520.8)	$(97.7)

Net income (loss)
As reported	$43.5	$(38.5)	$(532.6)	$(101.7)
SFAS No. 142 Adjustment	3.2	3.2	5.0	4.0

Adjusted	$46.7	$(35.3)	$(527.6)	$(97.7)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

        We derive substantially all of our revenue from manufacturing and marketing IVD products and services. We are organized functionally and have three reporting segments: Global Customer Management ("GCM")-North America, GCM-International and Global Operations. GCM-North America and GCM-International are our sales and service organizations. For our reporting purposes, North America includes the United States and Canada. International includes sales and service results from all other countries. The gross profit margin for the two GCM segments are not materially different. Global Operations primarily includes all manufacturing and research and development activities, and accordingly does not recognize significant revenues. Global Operations functions as a cost center; consequently a discussion of gross profit for each individual operating segment would not be meaningful. Generally, Global Operations does not incur a material amount of our marketing and administrative expense, but is responsible for virtually all research and development expense. Restructuring charges and certain other expenses, such as income taxes, general corporate expenses and financing costs, are not allocated to the operating segments.

Bankruptcy Proceedings

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries: Dade Behring Inc., Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. We collectively refer to the companies party to the bankruptcy proceedings as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization. No other subsidiaries of Dade Behring Holdings, Inc. filed for relief under the United States Bankruptcy Code.

        The Bankruptcy Court confirmed the Plan of Reorganization on September 18, 2002 and the Plan became effective on October 3, 2002. The Plan of Reorganization allowed the Debtors to emerge from bankruptcy with an improved capital structure and, because the Debtors were allowed to continue paying their trade debt on a timely basis during the pendency of the Chapter 11 cases, they had sufficient trade credit to continue their operations in the ordinary course of business. On the effective date of the Plan of Reorganization, Dade Behring Inc. entered into new credit facilities. See "Liquidity and Capital Resources—Credit Facilities" below for further discussion.

        As a result of the Plan of Reorganization, significant changes resulted to our capital structure. See "Business—Bankruptcy Proceedings." Although the Plan of Reorganization became effective on October 3, 2002, for financial reporting convenience purposes, we recorded the adjustments necessitated by SOP 90-7 on October 1, 2002. As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, our consolidated financial statements for the periods commencing on October 2, 2002 are referred to as the "Successor Company" and are not comparable with any periods prior to October 1, 2002, which are referred to as the "Predecessor Company." The effects of fresh-start reporting and new accounting pronouncements (see Notes 2 and 3 to our consolidated financial statements) have materially changed the amounts previously recorded in our Predecessor Company's consolidated financial statements. All references to the period ending October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002) and years ending December 31, 2001 and 2000 are to the Predecessor Company. All references to the period ending December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) are to the Successor Company.

        The Plan of Reorganization and associated new senior credit agreement and capital structure provided for the following:

  •
  A restructuring of our debt occurred that reduced the principal amount of our outstanding indebtedness (excluding short-term debt under non-U.S. credit lines) by approximately $678.2 million and converted that debt into equity. This was accomplished by retiring then existing senior debt and 11 1/8% senior subordinated notes, issuing approximately 40,000,000 shares of new common stock of Holdings (50,000,000 shares are authorized), and replacing the old debt with the new debt described below. The new common stock was issued to the holders of the then existing senior debt, senior subordinated notes and management.

  •
  All preferred and common stock existing prior to the filing, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing were cancelled.

  •
  Management incentive plans were established that provided for issuing new common stock and granting new stock option awards to employees. See Note 12 to our consolidated financial statements "Shareholders' Equity and Redeemable Preferred Stock" for further information.

  —
  As of October 3, 2002, 16% of Holdings' fully diluted new common equity (consisting of 7,529,412 common shares) were set aside for officers and certain other employees for the issuance of options and stock awards. This 16% was fully diluted after giving effect to the issuance of options and stock awards. Of this 16%, one percent was awarded as stock awards and the remaining 15% was or will be awarded as option awards.

  —
  Of the new common stock reserved and authorized for stock option awards, approximately 11% was granted on October 3, 2002. Most of the remaining 4% of the fully diluted new common stock to be granted as stock options will be granted one year after the effective date.

  —
  A special one time bonus pool of $20.0 million will be payable upon a change in control of Holdings company within five years of the effective date of the Plan of Reorganization. Such bonus pool shall be payable in cash upon such change of control to the chief executive officer, executive team and certain other employees. The pool will be reduced (but not below zero) by the aggregate amount of any realized gain in the chief executive officer's, executive team's and other employees' stock options awarded consistent with the terms thereof upon a change of control.

  •
  A new senior revolving credit facility in the amount of $125 million and a new senior term loan facility of $450 million both of which include the ability to borrow in Euros were established, which we refer to collectively as the "Emergence Facility". New senior subordinated notes of $315.3 million were also issued. See Note 10, "Debt," to our consolidated financial statements for further discussion.

        Additionally, as part of the Plan of Reorganization, all equity instruments existing prior to our filing for bankruptcy were cancelled and new equity was issued. Approximately 99% of the new equity was issued to creditors who were not previously equity holders.

        Reorganization value is defined by SOP 90-7 as "the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring." Our reorganization value was $1,848.8 million, which was less than the total postpetition liabilities and allowed claims of approximately $2,007.2 million. As a result, we adopted fresh start reporting on October 1, 2002, as described earlier. The reorganization value was derived by adding the fair value of all our liabilities, $394.8 million, to our enterprise value, $1,454.0 million. The enterprise value can be defined as the total value of Dade Behring Holdings, Inc. and our subsidiaries as a going concern, which is calculated as the fair value of our assets, net of our liabilities excluding our bank debt and senior subordinated notes. Our enterprise value was determined based on consideration of many factors and by reliance on various valuation techniques, including comparable company analysis and two discounted cash flow analyses. The factors considered included, but were not limited to, the following:

  •
  Forecasted operating and cash flow results which gave effect to the estimated impact of the changes in our capital structure contemplated by the Plan of Reorganization;

  •
  Discounted cash flow analyses using an EBITDA multiple or a perpetual growth rate to determine a terminal value;

  •
  Estimated values of our net operating loss carryforwards;

  •
  Consideration of market values of comparable companies;

  •
  Market share and position; and

  •
  Competition and general economic considerations.

Successor Company Period Ended December 31, 2002

        The following discussion relates to the operating results of the Successor Company for the period from October 2, 2002 through December 31, 2002. No comparable prior period exists specifically for the Successor Company.

        Net Sales.    Net sales of the Successor Company for the period ended December 31, 2002 totaled $347.1 million.

        Sales for each segment were as follows (in millions):

Period ended December 31, 2002
GCM-North America	$179.9
GCM-International	165.8
Global Operations	1.4

Total	$347.1

        Sales for the period ended December 31, 2002, by product line were as follows: Core Chemistry $214.2 million; Hemostasis $54.0 million; microbiology products $39.7 million; infectious disease diagnostics products $18.0 million; and mature products $21.3 million.

        Gross Profit.    Gross profit margins for the period ended December 31, 2002, were 34.1%. Approximately $57 million of inventory step-up under fresh-start reporting, which was recognized as expense in the period, negatively impacted margins for the period. Without the effect of the inventory step-up, margins would have been 50.6%, which is relatively consistent with margins realized by the Predecessor Company.

        Operating Costs and Expenses.    Marketing and administrative expense for the period ended December 31, 2002, totaled $124.5 million and included $5.9 million of non-cash stock compensation expense relating to stock grants to management. Excluding the non-cash charge, marketing and administrative expenses were 34.2% of sales. Research and Development expense for the period ended December 31, 2002, totaled $28.8 million, or 8.3% of sales.

        Other Expense (Income).    Other expenses for the period ended December 31, 2002 were driven by $19.5 million of interest expense.

        Reorganization Items.    Reorganization costs represent professional fees associated with the reorganization of our balance sheet incurred after the bankruptcy filing on August 1, 2002. We do not expect to incur any additional reorganization items in the future.

        Income Taxes.    An income tax benefit of $1.4 million, representing an effective rate of 2.8%, was recorded in the period ended December 31, 2002.

Predecessor Company Period Ended October 1, 2002 Compared to Year Ended December 31, 2001

        The following discussion compares the operating results of the Predecessor Company for the period from January 1, 2002 through October 1, 2002 to the year ended December 31, 2001. As this discussion is for two periods of different length, certain comparisons may not be meaningful.

        Net Sales.    Net sales of the Predecessor Company for the period ended October 1, 2002, and the year ended December 31, 2001 totaled $934.4 million and $1,232.4 million respectively.

        Sales for each segment were as follows (in millions):

	Period ended October 1, 2002	Year ended December 31, 2001
GCM-North America	$485.8	$661.4
GCM-International	444.6	567.3
Global Operations	4.0	3.7

Total	$934.4	$1,232.4

        The decline in sales of $298.0 million is driven primarily by the difference in the length of the periods (approximately nine months of sales in 2002 versus twelve months of sales in 2001) and the sale of our Baxter pump services and Swiss immunohematology businesses in 2001. Sales for the period ended October 1, 2002, by product line were as follows: Core Chemistry $579.7 million; Hemostasis $148.9 million; microbiology products $98.6 million; infectious disease diagnostics products $51.6 million; and mature products $55.6 million. Sales for the year ended December 31, 2001, by product line were as follows: Core Chemistry $732.8 million; Hemostasis $174.4 million; microbiology products $128.1 million; infectious disease diagnostics products $63.0 million and mature products $134.1 million.

        Gross Profit.    Gross profit margins for the period ended October 1, 2002, were 50.0% as compared to 51.7% for the year ended December 31, 2001. The decline in margins was attributable primarily to increases in depreciation expense as a consequence of assets acquired in a bargain purchase transaction being replaced by new investment and inventory write-offs associated with our drug testing product line.

        Operating Costs and Expenses.    Marketing and administrative expense for the period ended October 1, 2002, totaled $322.9 million or 34.6% of sales as compared to $432.3 million or 35.1% of sales for the year ended December 31, 2001. Research and Development expense for the period ended October 1, 2002, totaled $65.3 million or 7.0% of sales as compared to $83.7 million or 6.8% of sales for the prior year ended December 31, 2001. We expect research and development spending to continue to increase as a percentage of sales as we invest in new product development, such as the next generation Dimension® instrument and new assays for all product lines.

        Cost Reduction Programs Expense.    In connection with cost reduction programs previously initiated, we recognized $2.9 million of expenses during the period ended October 1, 2002 that did not qualify for treatment as exit costs under Emerging Issues Task Force Issue No. 94-3. See also Note 7 to our consolidated financial statements for further information. We recognized $11.2 million of these expenses during the year ended December 31, 2001. While we believe substantial integration of our acquired businesses has been achieved, we also believe that continued globalization of our product offerings and services is necessary.

        Restructuring Expense.    We recognized $2.8 million of net restructuring reserve reversals during the period ended October 1, 2002 compared to $12.2 million of restructuring expense in the prior year. These amounts related to an extension of the cost reduction programs approved in 2000 and 2001.

        Income from Operations.    Income from operations for the period ended October 1, 2002 was $78.6 million compared to $88.5 million for the prior year. However, as a percent of sales, Income from Operations rose to 8.4% in the period ended October 1, 2002 from 7.2% for the prior year. The improvement in operating income margins is attributable primarily to less expense associated with cost reduction programs across all segments and the cessation of goodwill amortization in 2002.

        Interest Expense.    Interest expense for the period ended October 1, 2002 totaled $91.9 million, as compared to the full year interest expense of $151.5 million in the prior year. As a result of the bankruptcy proceedings, we were required to not record interest expense of $7.8 million on our pre-bankruptcy senior subordinated notes after August 1, 2002.

        Balance Sheet Restructuring Costs.    Balance sheet restructuring costs represent all incremental professional and bank fees associated with the reorganization of our balance sheet incurred prior to the bankruptcy filing on August 1, 2002. Balance sheet restructuring costs for the period ended October 1, 2002 were $21.2 million as compared to $23.9 million in the prior year. The decrease is due to these costs being classified as reorganization costs after August 1, 2002. We do not expect to incur any additional balance sheet restructuring costs in the future.

        Reorganization Items.    Reorganization items include gains from extinguishment of debt under the Plan of Reorganization of $786.3 million and fresh-start adjustments of $816.6 million, offset by reorganization costs of $35.4 million. Reorganization costs represent all costs associated with the reorganization of our balance sheet incurred after the bankruptcy filing on August 1, 2002. This includes professional fees of $16.4 million and a $19.0 million settlement with Baxter Healthcare Corporation, as described in the Reorganization Costs section of Note 3 to our financial statements.

        Income Taxes.    An income tax expense of $20.1 million, representing an effective rate of 1.3%, was recorded in the period ended October 1, 2002, as compared to $8.4 million, which represents an effective tax rate of -9.0%, in the year ended December 31, 2001. Excluding the gains from extinguishment of debt and fresh-start adjustments, the effective rate for the period ending October 1, 2002 was -28.0%. The negative effective tax rates are attributable to the recording of valuation allowances related to changes in assumptions with respect to deferred tax assets primarily in the United States, and the existence of foreign taxable income.

        Cumulative Effect of Change in Accounting Principle.    In accordance with SFAS 141, we wrote off negative goodwill and recognized a $20.0 million gain as of January 1, 2002.

        Net Income (Loss).    The net income for the period ended October 1, 2002 was $1,531.1 million as compared to a net loss of $101.7 million in the prior year ended December 31, 2001.

Combined Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        In order to provide a meaningful basis of comparing the years ended December 31, 2002 and 2001, for purposes of the following tables and discussion, the operating results of the Successor Company for the period ended December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) have been combined with the operating results of the Predecessor Company for the period ended October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002), and are compared to the year ended December 31, 2001. The combining of successor and predecessor periods does not result in a presentation that is in accordance with generally accepted accounting principles, but we believe such results will provide meaningful comparisons for net sales, gross profit, and operating costs and expenses.

	Year Ended December 31,
	Combined 2002	2001
	(in millions)
Net sales	$1,281.5	$1,232.4
Gross profit	585.2	636.8
Operating costs and expenses:
Marketing and administrative expense	447.4	432.3
Research and development expense	94.1	83.7
Goodwill amortization expense	—	8.9
Restructuring expense, net	(2.8)	12.2
Cost reduction programs expense	2.9	11.2

Income from operations	43.6	88.5
Interest expense	(111.4)	(151.5)
Interest income	3.6	6.0
Balance sheet restructuring fees	(21.2)	(23.9)

Loss before reorganization items, income tax and cumulative change in accounting principle	(84.1)	(93.3)
Other income (expense)	1.3	(12.4)
Reorganization items	1,565.3	—

Income (loss) before income tax and cumulative effect of change in accounting principle	1,481.2	(93.3)
Income tax expense	18.7	8.4
Cumulative effect of change in account principle	(20.0)	—

Net income (loss)	$1,482.5	$(101.7)

        Net Sales.    Net sales for the year ended December 31, 2002 totaled $1,281.5 million as compared to $1,232.4 million in the comparable prior year period.

        Sales for each segment were as follows (in millions):

	Year Ended
	December 31, 2002	December 31, 2001	% Change
GCM-North America	$666.2	$661.4	0.7%
GCM-International	609.9	567.3	7.5%
Global Operations	5.4	3.7	45.9%

Total	$1,281.5	$1,232.4	4.0%

        During 2001, our U.S. Baxter pump services and Swiss immunohematology businesses were sold. These businesses generated an aggregate of $35.0 million of sales in the prior year period. Adjusting for the adverse impact of sold businesses and the favorable impact of foreign currency rate changes of $16.7 million on 2002 results, 2002 sales increased $67.4 million or 5.6% for the year. On an adjusted basis, sales increased $35.5 million or 5.6% in North America, and $30.4 million or 5.2% across International locations. The increase on an adjusted basis can be primarily attributed to a $58.5 million or 8.0% increase in core chemistry sales primarily driven by Dimension® product sales globally, a $24.7 million or 13.9% increase in hemostasis product sales with the strongest growth in North America, a $10.7 million or 8.4% increase in microbiology product sales on strong performance in all geographies, a $4.0 million or 6.1% increase in infectious disease product sales, offset by a

$30.4 million or 28.3% decrease in sales of mature products across all segments. We consider mature products those products in the later stages of their life cycle (which is determined as a function of research and development investment decisions and planning regarding the release of new product technology/versions) and third-party products and services that we do not consider to be part of our core strategy and as a result, they are expected to have declining sales over time.

        The installed base of instruments placed with customers grew approximately 6.7% during 2002. Growth in the installed base of Dimension® Xpand™, which was introduced in 2001, and Dimension® RxL instruments has driven much of the sales growth seen in our Dimension® products. Instrument placement growth has also occurred in our other product lines, with placements of the CA1500 hemostasis instrument being the largest contributor. Improved method penetration, which results from utilizing an existing instrument base for additional tests, combined with the growth in higher priced, specialty reagents, have furthermore contributed to our sales growth. We believe that these trends will continue, which should in turn drive continued increases in overall sales.

        Gross Profit.    Gross profit for the year ended December 31, 2002 decreased $51.6 million to $585.2 million as compared to $636.8 million in the comparable prior year period. The decrease is attributable primarily to approximately $57 million of inventory step-up under fresh-start reporting being recognized as expense in the fourth quarter of 2002. Gross profit margins for the year ended December 31, 2002 were 45.7% as compared to 51.7% in the comparable prior year period. The expense associated with the above mentioned $57 million of inventory step-up accounted for 4.5 percentage points of decline. Inventory write-offs and the negative impact on manufacturing costs of lowering production volumes during the bankruptcy proceedings accounted for an additional 0.8 percentage point decline. Increases in depreciation expense as a consequence of new investments being made to replace assets acquired in a bargain purchase transaction and the incremental depreciation and amortization expense related to fresh-start reporting changes reduced margins further by 0.8 percentage points. Excluding the one-time impacts of fresh-start reporting and inventory adjustments, gross profit margins for the year would have been 50.9%.

        Marketing and Administrative Expense.    Marketing and administrative expense for the year ended December 31, 2002 increased $15.1 million to $447.4 million, or 34.9% of sales, as compared to $432.3 million, or 35.1% of sales, in the prior year period. On a constant currency basis, marketing and administrative expenses for the year ended December 31, 2002 increased $10.3 million. During the fourth quarter, $5.9 million of non-cash stock compensation expense was recognized relating to stock grants to management. Excluding this item, marketing and administrative expense increased $9.2 million and represented 34.5% of sales. The remaining $2.9 million increase was related to incremental sales, marketing and administrative costs incurred to help sustain our customer relationships, incremental amortization associated with fresh start reporting, and on-going revenue as well as to effectively communicate the Chapter 11 filing, offset by cost reduction initiatives.

        Research and Development Expense.    Research and development expense for the year ended December 31, 2002 totaled $94.1 million, or 7.3% of sales, and was 12.4% higher than the prior year. On a constant currency basis, research and development expense increased 9.8% over the comparable prior year period. We expect spending to continue to increase over prior year levels as savings from marketing and administrative cost reduction initiatives are invested in new product development, such as the next generation Dimension® instrument and new assays for all product lines.

        Cost Reduction Programs Expense.    In connection with cost reduction programs previously initiated, we recognized $2.9 million of expenses during the year ended December 31, 2002 that did not qualify for treatment as exit costs under Emerging Issues Task Force Issue No. 94-3. See also Note 7 to our consolidated financial statements for further information. We recognized $11.2 million of these expenses during the year ended December 31, 2001. While we believe substantial integration of our acquired businesses has been achieved, we also believe that continued globalization of our product offerings and services is necessary.

        Restructuring Expense.    We recognized $2.8 million of net restructuring reserve reversals during the year ended December 31, 2002 compared to $12.2 million of restructuring expense in the prior year. These amounts related to an extension of the cost reduction programs approved in 2000 and 2001.

        Income from Operations.    Income from operations for the year ended December 31, 2002 decreased $44.9 million to $43.6 million compared to $88.5 million in the prior year. The decrease in income from operations for the year ended December 31, 2002 is due primarily to the impacts of the inventory step-up, non-cash stock compensation expense, research and development spending, and changes in marketing and administrative expense, partially offset by increased sales and less expense associated with cost reduction programs across all segments and the cessation of goodwill amortization.

        Interest Expense.    Interest expense for the year ended December 31, 2002 totaled $111.4 million, a $40.1 million reduction over the comparable prior year period. These changes are primarily due to lower interest rates and borrowing levels, mostly due to the reorganization. As a result of the Plan of Reorganization, our total debt was reduced by $738.9 million on October 3, 2002. Per SOP 90-7, once bankruptcy proceedings began, we were required to stop recording interest expense of $7.8 million on our pre-bankruptcy senior subordinated notes after August 1, 2002.

        Balance Sheet Restructuring Costs.    Balance sheet restructuring costs represent all incremental professional and bank fees associated with the reorganization of our balance sheet incurred prior to the bankruptcy filing on August 1, 2002. Balance sheet restructuring costs for the year ended December 31, 2002 were $21.2 million as compared to $23.9 million in the prior year. After August 1, 2002, these costs were classified as reorganization costs. We do not expect to incur any additional balance sheet restructuring costs in the future.

        Reorganization Items.    Reorganization items include gains from extinguishment of debt under the Plan of Reorganization of $786.3 million and fresh-start adjustments of $816.6 million, offset by reorganization costs of $37.6 million. Reorganization costs represent all costs associated with the reorganization of our balance sheet incurred after the bankruptcy filing on August 1, 2002. This includes professional fees of $18.6 million and a $19.0 million settlement with Baxter Healthcare Corporation, as described in the Reorganization Costs section of Note 3 to our financial statements. The increase in balance sheet restructuring and reorganization costs is attributable primarily to legal and advisory fees paid to external parties and other costs related to the bankruptcy filing, as well as the settlement with Baxter Healthcare Corporation. We do not expect to incur any additional reorganization items in the future.

        Income Taxes.    An income tax expense of $18.7 million, representing an effective rate of 1.3%, was recorded in the year ended December 31, 2002, as compared to $8.4 million, representing an effective tax rate of -9.0%, in the year ended December 31, 2001. Excluding the gains from extinguishment of debt and fresh-start adjustments, the effective rate for 2002 was -15.4%. The negative effective tax rates are attributable to the recording of valuation allowances and the existence of foreign taxable income.

        Cumulative Effect of Change in Accounting Principle.    In accordance with SFAS 141, we wrote off negative goodwill and recognized a $20.0 million gain as of January 1, 2002.

        Net Income (Loss).    The net income for the year ended December 31, 2002 was $1,482.5 million as compared to a net loss of $101.7 million in the prior year.

Predecessor Company Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Sales.    Net sales for the year ended December 31, 2001 totaled $1,232.4 million as compared to $1,183.7 million in the comparable prior year period.

        Sales for each segment were as follows (in millions):

	Year Ended
	December 31, 2001	December 31, 2000	% Change
GCM-North America	$661.4	$613.3	7.8%
GCM-International	567.3	566.4	0.2%
Global Operations	3.7	4.0	-7.5%

Total	$1,232.4	$1,183.7	4.1%

        Adjusting primarily for the $30.7 million adverse impact of foreign currency rate changes and the $30.8 million adverse impact of the sold businesses, sales increased $110.5 million or 9.8% for the period. The increase on an adjusted basis is attributable primarily to a $78.7 million or a 14.4% increase in core chemistry product sales driven by the International segment, a $49.6 million or 11.6% increase in other core product sales led by the North America segment, partially offset by an $18.1 million or 12.0% decrease in mature products.

        Gross Profit.    Gross profit for the year ended December 31, 2001 increased $36.5 million to $636.8 million as compared to $600.3 million in the comparable prior year period. This increase is attributable primarily to an increase in core chemistry and other product sales, partially offset by the planned decline in mature product sales. During 2001, we recorded a $17.5 million charge in connection with the termination of a third-party distribution agreement. Adjusting for this item and the $26.4 million adverse impact of foreign currency rate changes, and $4.9 million of sold business impact, gross profit increased $85.3 million or 15.5%.

        Gross Margins.    Gross margins for the year ended December 31, 2001 were 51.7% compared to 50.7% in the comparable prior year period. The increase in margins for the twelve-month period ended December 31, 2001 is primarily due to increases in margin of our core product lines, partially offset by the non-cash write-off of under-performing assets.

        Marketing and Administrative Expense.    Marketing and administrative expense for the year ended December 31, 2001 decreased $38.5 million or 8.2% to $432.3 million as compared to $470.8 million in the comparable prior year period. The decrease in marketing and administrative expense for the year ended December 31, 2001 is attributable primarily to our cost cutting actions, $2.6 million of sold business benefit and $14.6 million of foreign currency rate change benefit. As a result of our cost cutting actions, marketing and administrative expense as a percentage of sales have decreased to 35.1% in 2001 as compared to 39.8% in 2000.

        Research and Development Expense.    Research and development expense for the year ended December 31, 2001 totaled $83.7 million as compared to $103.3 million in the comparable prior year period. The $19.6 million or 19.0% decrease in the comparable prior year period is attributable to our reducing spending by redirecting investments toward high growth areas and scaling back spending to maintenance levels in areas with minimal growth potential and $0.6 million of foreign currency rate change benefit. Research and development expenditures are primarily focused on the development of new instrument platforms and expansion of test menus.

        Cost Reductions Programs Expense.    We recognized $11.2 million and $19.2 million of expenses in 2001 and 2000, respectively, related to cost reduction programs. Cost reduction programs identified in 2001 and the actions initiated were an extension of the cost reduction program approved in 2000.

While we believe substantial integration of our acquired businesses has been achieved, we also believe that continued globalization of our product offerings and services is necessary.

        Restructuring Expense.    We recorded $7.2 million of restructuring charges in 2001 which related to a global cost reduction program that was initiated in 2000. In addition, net adjustments of $5.0 million to the reserves recorded in prior years were charged to income in 2001. In 2000, $25.3 million of restructuring expense was recognized in connection with cost reduction initiatives.

        Income (Loss) from Operations.    Income from operations for the year ended December 31, 2001 increased $111.8 million to $88.5 million compared to $23.3 million loss from operations in the comparable prior year period.

        The increase in income from operations for the year ended December 31, 2001 is due primarily to the $87.8 million of growth in core products, $21.3 million in cost cutting actions taken in the marketing and administrative areas, $19.0 million dollars in reduced research and development spending and $21.1 million reduction in restructuring expense. These benefits were offset by $11.2 million of adverse foreign currency rate changes, declines due to sold businesses, declining sales of non-core product lines and the write-off of under-performing intangible assets.

        As depicted in Note 17, "Business Segment and Geographic Information" to our Consolidated Financial Statements, earnings before interest and taxes, or EBIT, decreased significantly in the All Other category. This decrease is due largely to our discontinuation of certain inter-segment billings in 2001, which had been made in prior years of approximately $50 million, increases in foreign exchange and other expense of $23 million, and increases in depreciation expense of $19 million as a consequence of assets acquired in a bargain purchase transaction being replaced by new investment. The inter-segment billings change had a positive impact on the EBIT of the All Other category and a negative impact on Global Customer Management and Global Operations prior to 2001.

        Interest Expense.    Interest expense for the year ended December 31, 2001 totaled $151.5 million, a $1.1 million decrease over the comparable prior year period. This decrease stems from lower interest rates.

        Other Income/Expense.    Other expense for the year ended December 31, 2001 totaled $12.4 million, as compared to income of $10.3 million in the comparable prior year period. The increase in other expense is due to $12.8 million of additional foreign currency transaction losses and the settlement in our favor of two separate litigation matters in 2000.

        Balance Sheet Restructuring Costs.    We have recorded all incremental professional fees of $17.1 million and bank fees of $6.8 million associated with the reorganization of our balance sheet in a separate line item on the Consolidated Statement of Operations for the year ended December 31, 2001, which totaled $23.9 million. No such costs were incurred during 2000.

        Income Taxes.    An income tax expense of $8.4 million, representing an effective rate of -9.0%, was recorded in 2001. At December 31, 2001, we had net deferred tax assets of $43.2 million. In assessing the realizability of these deferred tax assets, we have analyzed our forecast of future taxable income by jurisdiction and other relevant factors, including historical results and carryforward limitations, and have concluded that recoverability of the net deferred tax asset is more likely than not to occur. See also Note 11, "Income Taxes" to our Consolidated Financial Statements.

        Net Loss.    Net loss for the year ended December 31, 2001 totaled $101.7 million as compared to a net loss of $532.6 million in the comparable prior year period, an improvement of $430.9 million. The reduction in net loss for the year ended December 31, 2001 is due primarily to a $413.9 million adjustment to the beginning of year valuation allowance, higher gross profit from increased sales, lower marketing and administrative expense, lower research and development expense and partially offset by an increase in other non-operating expenses.

Liquidity and Capital Resources

        Cash Flows.    In order to provide a meaningful basis of comparing the years ended December 31, 2002 and 2001, for purposes of the following discussion, the cash flows of the Successor Company for the period ended December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) have been combined with the cash flows of the Predecessor Company for the period ended October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002), and are compared to the year ended December 31, 2001. The combining of successor and predecessor periods does not result in a presentation that is in accordance with generally accepted accounting principles, but we believe such results will provide meaningful comparisons. A discussion of the separate cash flows for the Successor Company and Predecessor Company is also included below. However, for the Successor Company, no comparable prior period exists, and Predecessor Company comparisons of the period ended October 1, 2002 to the year ended December 31, 2002 may not be meaningful as the periods differ in length.

        For the period ended December 31, 2002, operating activities of the Successor Company provided cash of $67.3 million. The operating activities of the Predecessor Company provided cash of $32.5 million and $54.5 million for the period ended October 1, 2002 and year ended December 31, 2001, respectively. The decrease is primarily due to the different period lengths.

        For the year ended December 31, 2002, net cash provided by operating activities was $99.8 million compared to $54.5 million for the year ended December 31, 2001. The change was primarily due to improvements in working capital management and lower interest expense, offset by higher fees associated with the debt restructuring. In order to improve operating cash flows, we utilize factoring facilities under which certain foreign trade receivables are sold to financial institutions at face value.

        The increase in accounts receivable at December 31, 2002 from December 31, 2001 is primarily attributable to changes in foreign exchange rates ($20.7 million), as well as us carrying higher balances as a result of our sales growth in the fourth quarter. These factors mostly affected gross accounts receivable at international locations. Our process for evaluating accounts receivable reserves is discussed below in "Critical Accounting Policies."

        Net cash provided by operating activities for the year ended December 31, 2001 was $54.5 million compared to $39.4 million utilized for operating activities for the year ended December 31, 2000. The increase in cash provided by operations in 2001 as compared to 2000 can be attributed to our cost reduction activities, reduced inventory levels, and the cessation of interest payments on the pre-bankruptcy senior subordinated notes, partially offset by the impact of the loss of a portion of our accounts receivable factoring facilities and fees associated with the debt restructuring.

        During the periods ended December 31, 2002 and October 1, 2002, we recorded adjustments to our minimum pension liability of $8.7 million and $14.3 million, respectively. During 2001, we recorded an adjustment to our minimum pension liability of $45.9 million. These amounts are reflected in our comprehensive income (loss) for these periods, but did not directly impact our net income (loss). The adjustments were required primarily due to the impact of actual return on pension plan assets being significantly lower than the expected return and declining interest rates on our overall pension liabilities. As of December 31, 2002, our assumption for the discount rate was 6.75%, and is not currently expected to change for 2003. As of December 31, 2002, our assumption for expected return on pension plan assets was 9.0%, but is estimated at 8.5% for 2003. These and other assumptions impacting pension expense could change in the future based on various factors, including, but not limited to, market conditions, asset allocations, and workforce composition. During the third quarter of 2002, we made a $10 million funding payment for a United States pension plan. We also made an additional funding payment of approximately $9 million in the fourth quarter of 2002. For 2002, our net periodic benefit cost for our U.S. based plans was in excess of $12 million, which is approximately double the cost for 2001. We expect that the 2003 costs will be relatively consistent with 2002, however, the combination of continued declining interest rates and market losses may result in increased future pension expense and additional funding requirements.

        Net cash flow used for investing activities for the period ended December 31, 2002 for the Successor Company is $30.8 million and is primarily for capital expenditures. The decrease in cash flow used for investing activities for the Predecessor Company from $70.7 million in the year ended December 31, 2001 to $65.2 million in the period ended October 1, 2002 is primarily due to the different period lengths.

        Net cash flow used for investing activities is primarily for capital expenditures, which totaled $101.3 million, $87.8 million, and $127.1 million for the years ended December 31, 2002, 2001, and 2000, respectively. The increase in capital expenditures for 2002 as compared to 2001 is attributable primarily to less capital expenditure due to an increase in the placement of instruments at customers in exchange for contractual commitments for ongoing reagent revenues. The reduction in capital expenditures for 2001 as compared to 2000 is due primarily to a reduction in the placement of instruments at customers and the completion of significant information technology projects.

        Successor Company financing activities for the period ended December 31, 2002 used net cash of $20.0 million as net debt levels were reduced. Predecessor Company financing activities for the period ended October 1, 2002 were significantly impacted by the Plan of Reorganization. See "Bankruptcy Proceedings" section for further details.

        Financing activities for the year ended December 31, 2002 used net cash of $59.1 million, versus $35.7 million for the year ended December 31, 2001. The increase was primarily due to the payment of debt issuance costs for our new credit facilities.

        Credit Facilities.    In connection with the Debtors' Chapter 11 filing and emergence therefrom, we entered into the Emergence Facility. Dade Behring Inc., our wholly-owned subsidiary, is the borrower under the Emergence Facility. The administrative agent under the Emergence Facility is Deutsche Bank AG, New York Branch.

        The Emergence Facility consists of a $125 million multicurrency revolving credit facility of which funds are available in both United States dollars and Euros; provided that no more than $75 million are made available in Euros, determined on a United States dollar equivalent basis. The revolving credit facility has a five-year maturity and bears interest at variable rates, principally the Base Rate, as defined in the Emergence Facility, plus 300 basis points or LIBOR plus 400 basis points, with a step-down to lower interest rate margins based upon the achievement of specified ratings tests. We have utilized the proceeds of the revolving credit facility to make payments to effectuate the Plan of Reorganization, and we will continue to use the revolving credit facility when necessary for our working capital requirements and other general corporate purposes. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed subject to the terms of the facility. At December 31, 2002, we did not have any borrowings outstanding under the revolving credit facility.

        The Emergence Facility, as amended, also consists of a $300 million six-year term loan facility, a $133 million six-year term loan facility, and a €16.5 million six-year term loan facility. The loans made pursuant to the term loan facility are subject to scheduled annual amortization requirements to be paid quarterly. The initial interest rate on U.S. dollar denominated borrowings under the term loan facility was the Base Rate plus 325 basis points on October 3, 2002, but shortly thereafter became LIBOR plus 425 basis points, with a step-down to a lower interest rate margin possible based upon the achievement of specified ratings tests. The interest rate on Euro denominated borrowings is EURIBOR plus 425 basis points. The proceeds of the term loan facility were utilized to repay a portion of the pre-petition credit facility pursuant to the Plan of Reorganization and for our ongoing working capital requirements and other corporate purposes. No portion of the term loan facility, once repaid, may be reborrowed. At December 31, 2002, our borrowings under the term loan facility bore interest at an average rate of 5.75%. See Quantitative and Qualitative Disclosures About Market Risk section for discussion of our hedging activities.

        The borrowings under the Emergence Facility are unconditionally guaranteed by Dade Behring Holdings, Inc. and each of Dade Behring Inc.'s domestic subsidiaries, subject to customary exceptions for transactions of this type. The borrower's and guarantors' obligations under the Emergence Facility are secured by a first priority perfected security interest, subject to customary exceptions, in (1) all stock, equity interests and promissory notes owned by the borrower and guarantors, provided that no more than 65% of the total voting stock of each first-tier foreign subsidiary of Dade Behring Inc. or a guarantor shall be required to be pledged, and (2) all or substantially all other tangible and intangible assets of Dade Behring Inc. and each guarantor, in each case subject to customary exceptions for transactions of this type.

        Voluntary prepayments may be made at any time on the term loan borrowings, upon customary prior notice, without premium or penalty, except in the case of the U.S. dollar term loan borrowings during the first 24 months subsequent to October 3, 2002. For the first 12 months, a 200 basis point premium is required. For the second 12 months, a 100 basis point premium is required. Mandatory repayments are required under certain circumstances, including a sale of assets, issuance of debt and/or equity, receipt of insurance proceeds and a percentage of annual excess cash flow.

        The Emergence Facility agreement contains various restrictive covenants customary for these types of facilities, including, without limitation, financial covenants (such as limitations on consolidated debt to consolidated Bank EBITDA (as defined in the Emergence Facility), minimum interest coverage ratios, limitations on capital expenditures, and minimum trailing twelve months Bank EBITDA), reporting requirements, restrictions on other indebtedness, restrictions on liens, restrictions on asset sales and acquisitions, restrictions on payment of dividends and share repurchases and restrictions on transactions with affiliates and conduct of business. The Emergence Facility agreement also contains events of default customary for these types of facilities, including, without limitation, payment defaults, material misrepresentations, covenant defaults, bankruptcy and a change of control of either Dade Behring Holdings, Inc. or Dade Behring Inc.

        Senior Subordinated Notes.    In connection with the Debtors' Chapter 11 filing and emergence therefrom, Dade Behring Inc. issued Senior Subordinated Notes due 2010 in the principal amount of $315.3 million, with a coupon rate of 11.91%. The obligations under the senior subordinated notes are senior to all of Dade Behring Inc.'s subordinated unsecured obligations and subordinate to the Emergence Facility. Interest on the senior subordinated notes is payable on a semi-annual basis. Dade Behring Inc.'s obligations under the notes are guaranteed on a subordinated basis by Dade Behring Holdings, Inc. and each of Dade Behring Inc.'s domestic subsidiaries that also guarantee the Emergence Facility. Subject to the restrictions in the Emergence Facility, the notes are redeemable at our option in whole or in part at any time after the fourth anniversary of their issuance, with not less than 30 nor more than 60 days notice for an amount to be determined pursuant to a formula set forth in the notes. The redemption amount will vary depending upon the year during which the notes are redeemed. In the event that Dade Behring Inc. raises additional equity prior to the third anniversary of the date of issuance of the notes, then, subject to the restrictions in the Emergence Facility, we may redeem up to 35% of the subordinated notes at par, plus the coupon, plus accrued and unpaid interest up to the redemption date. Upon the occurrence of a "change of control" as defined in the indenture governing the senior subordinated notes, Dade Behring Inc. will make an offer to purchase the subordinated notes at 101% of the outstanding principal amount thereof, plus accrued and unpaid interest up to the purchase date. The subordinated notes contain customary covenants typical to this type of financing and, without limitation, limitations on (1) indebtedness, (2) layering, (3) restricted payments, (4) liens, (5) restrictions on distributions from restricted subsidiaries, (6) sales of assets, (7) affiliate transactions, (8) mergers and consolidations, and (9) lines of business. The subordinated notes also contain customary events of default typical to this type of financing, including, without limitation, (1) failure to pay principal and/or interest when due, (2) failure to observe covenants, (3) certain events of bankruptcy, (4) the rendering of certain judgments, or (5) the loss of any guarantee.

        Future Capital Needs.    Despite our significant decrease in leverage as a result of the Plan of Reorganization, we are still significantly leveraged and our ability to meet our debt obligations will depend upon future operating performance which will be affected by many factors, some of which are beyond our control. Based on our current level of operations, we anticipate that our operating cash flows and available credit facilities will be sufficient to fund our anticipated operational investments, including working capital and capital expenditure needs, for at least the next twelve months. If, however, we are unable to service our debt requirements as they become due or are unable to maintain ongoing compliance with restrictive covenants, we may be forced to adopt alternative strategies that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. There can be no assurances that any of these strategies could be effected on satisfactory terms, if at all.

Contractual Obligations and Commercial Commitments

        Projected payment due dates and estimated interest expense are as shown below:

	Expected Payments due by Period
	Total	2003	2004	2005	2006	2007	After 2007
Long term debt	$765.7	$5.0	$21.3	$26.3	$43.8	$136.4	$532.9
Interest on long term debt	456.1	72.6	68.2	68.5	68.4	64.7	113.7
Revolving credit line	—	—	—	—	—	—	—
Fees on revolving credit line	4.1	0.9	0.9	0.9	0.9	0.5	—
Operating leases	109.4	25.1	20.7	16.5	12.5	12.5	22.1
Foreign credit lines	6.1	6.1	—	—	—	—	—
Capital lease obligations	15.9	5.0	4.5	3.3	2.3	0.8	—

Total Contractual Cash Obligations	$1,357.3	$114.7	$115.6	$115.5	$127.9	$214.9	$668.7

        Please see "Bankruptcy Proceedings" above for discussion of other obligations we have committed to as a result of the Plan of Reorganization.

Critical Accounting Policies

        Critical accounting policies are those that are, in management's view, both very important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe our most critical accounting policies (Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies") relate to:

  •
  Revenue recognition;

  •
  Reserves for doubtful accounts;

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  Adjustments for write-down of inventories to net realizable value;

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  Pension plan assumptions; and

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  Tax valuation allowances.

        We use a combination of historical results and anticipated future events to estimate and make assumptions relating to our critical accounting policies. Actual results could differ from our estimates. See also Note 3 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies."

        Revenue Recognition.    We manufacture and market a broad offering of IVD products and services which currently include: (1) medical diagnostic instruments, (2) reagents and consumables, and (3) maintenance services. Reagents and consumables represent approximately 83% of our sales, while instruments account for approximately 13% of our sales and maintenance services account for the remainder. Going forward, we expect reagents and consumables to account for an even greater percentage of total sales due to the disposition of a significant amount of our service business in 2001.

        Instruments are mostly sold either directly to the customer or to a third party financing entity that in turn leases it to the end customer. Instrument revenue is recognized upon delivery. We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. Under these arrangements, an instrument placement is accompanied by a customer commitment to purchase minimum volumes of reagents and consumables, at a pre-determined price over the contract period, which is generally sixty months. Additionally, these arrangements include a customer commitment to purchase maintenance services which covers the first year of the contract term. Additional years of service may be purchased separately. Revenues under these bundled arrangements are allocated among the contract's constituent elements (principally reagents, consumables and service) based upon the estimated fair value of each element as determined by reference to verifiable objective evidence. Our principal point of reference in making this determination is the amount of revenue we realize when our products and services are sold in stand-alone transactions. Reagent and consumables revenue is recognized over the term of the contract as they are purchased by, and delivered to, the customer. Additionally, some customer contracts result in equipment being placed with end customers at no charge in exchange for contractual commitments for ongoing reagent revenues, typically over a five year term. In these situations, title does not pass to the customer and no revenue on equipment placement is recognized, rather the cost of this equipment is carried on our balance sheet and amortized to cost of sales over the useful life of the equipment, which is generally five years.

        Revenue under product service contracts, which are generally for one year or less, is recognized ratably over the term of the contract.

        Reserves for Doubtful Accounts.    We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness, as determined by our review of our customers' current credit information. We continuously monitor collections and payments from our customers and payment accommodations made to our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers.

        Adjustments for Write-down of Inventories to Net Realizable Value.    Inventories are stated at the lower of cost (based on the first-in, first-out method) or market. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. We regularly review inventory quantities on hand and record a provision for deterioration, excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next 18 months. Several factors may influence the realizability of our inventories, including technological change and new product development. These factors could result in an increase in the amount of obsolete inventory on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if we determine that our inventory was overvalued, we will be required to recognize such costs in cost of goods sold at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

        Pension Plan Assumptions.    We maintain non-contributory defined benefit pension plans covering substantially all employees in the United States and Puerto Rico and a combination of contributory and non-contributory plans in certain non-U.S. locations. Benefits under the United States plans are based on a cash balance formula. Our funding policy is to make contributions to the trusts of the plans that meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974. In an attempt to anticipate future events, several statistical and other factors are used in calculating the expense, liability and resulting funding requirements related to the plans. These factors include assumptions we make about, among other things, the discount rate, expected return on plan assets, rate of future compensation increases and withdrawal and mortality rates. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense we have recorded or may record, and our cash funding requirements.

        Tax Valuation Allowances.    We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances if we believe more likely than not that the net deferred tax asset is not recoverable. In assessing the realizability of the deferred tax assets, we consider all currently available data, our historical taxable earnings and losses by jurisdiction, current financial condition, forecast for future taxable earnings and losses by jurisdiction and other relevant factors. If we are unable to generate sufficient future taxable income, or if there is a material change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our remaining net deferred tax assets resulting in an increase in our effective tax rate and a material adverse impact on our operating results. See Note 11, "Income Taxes," to our consolidated financial statements for further discussion.

Recent Accounting Developments

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. We are in the process of analyzing the recognition and measurement provisions of FIN 45, and have not estimated the potential impact on our future consolidated financial statements, as the impact will depend on the nature and amount of future transactions. The disclosure provisions, which increase the required disclosures relating to guarantees, have been adopted in the consolidated financial statements.

        FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. FIN 46 defines variable interest entities (VIE) and requires that the assets, liabilities, noncontrolling interests, and results of activities of a VIE be consolidated if certain conditions are met.

For VIE's created on or after January 31, 2003, the guidance will be applied immediately. For VIE's created before that date, the guidance will be applied at the beginning of the third quarter of 2003. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We are in the process of analyzing the potential effect of this recently issued accounting pronouncement on our future consolidated financial statements.

Tax Credits And Loss Carryforwards

        Realization of Cancellation of Indebtedness Income.    Subject to certain exceptions, a debtor generally recognizes an amount of cancellation of debt, or "COD," income upon satisfaction of its outstanding indebtedness equal to the excess of (1) the adjusted issue price of the indebtedness satisfied over (2) the sum of the issue price of any new indebtedness issued, the amount of cash paid and the fair market value of any other consideration, including stock of the debtor, given in satisfaction of the indebtedness. As discussed below, there is a bankruptcy exception to the recognition of COD income which applies to us in connection with the reorganization.

        A debtor is not required to include COD income in gross income if the debt discharge occurs in a Title 11 case. However, under the Internal Revenue Code of 1986, as amended, (the "Tax Code") the debtor must, as of the first day of the next taxable year, reduce its tax attributes (in general, first its NOL carryovers and then tax credits and capital loss carryovers and then the tax basis of its assets) by the amount of COD income excluded from gross income by this exception. As an exception to the order of tax attribute reduction described above, a taxpayer can elect to reduce its tax basis in its depreciable assets first, then its NOL carryovers and then its tax credits and capital loss carryovers.

        Since the COD income was realized in a Title 11 case, we are not required to include the COD income in taxable income, but are required to reduce our NOL carryovers by the amount of the COD income. Our NOL carryover as of December 31, 2002 is $681.6 million after the amount of COD income realized as a result of the reorganization.

        Section 382 Limitation on NOL Carryovers and Other Tax Attributes.    As a result of the consummation of the reorganization, we underwent an "ownership change" within the meaning of section 382 of the Tax Code. As a consequence, after the reorganization, we are subject to limitation on the use of any NOL carryover incurred prior to the ownership change. Under special provisions of section 382 of the Tax Code applicable to companies in bankruptcy, the limitation is equal to the product of (1) the lesser of (x) the value of the equity of the reorganized debtors immediately after the ownership change and (y) the value of our consolidated gross assets immediately before such change, with certain adjustments and (2) the "long-term tax-exempt rate" in effect for the month of the effective date of the reorganization as published in the Internal Revenue Bulletin of the United States Treasury Department. We intend to elect not to apply the general NOL limitation applicable to companies in bankruptcy since application of that rule would result in less favorable treatment than that described above.

        If a corporation that undergoes an ownership change has a "net unrealized built-in loss," subject to certain limitations, any "recognized built-in loss" during the five-year period beginning with the date of the ownership change, referred to as the "recognition period," is generally treated as a pre-change loss and is subject to the section 382 limitation described above. If the corporation has a "net unrealized built-in gain," subject to certain limitations, the section 382 limitation for any taxable year within the recognition period will be increased by the "recognized built-in gain" for such taxable year. A net unrealized built-in gain or net unrealized built-in loss exists to the extent the fair market value of the corporation's assets is more or less, respectively, than the aggregate adjusted tax basis of its assets immediately before the ownership change, provided the resulting net unrealized built-in gain or net unrealized built-in loss is greater than the lesser of (1) 15% of the fair market value of the corporation's assets and (2) $10 million. Under current IRS administrative policy, the amount of the COD income recognized upon an ownership change is treated as an item of income attributable to the pre-change period under section 382(h)(6) of the Tax Code and such COD income is added to the gross fair market value of the corporation's assets in determining whether the loss corporation has a net unrealized built-in loss.

        Any unused section 382 limitation in a given year may be carried forward, thereby increasing the section 382 limitation in the subsequent taxable year. However, if the corporation or consolidated group does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the section 382 limitation resulting from the ownership change will be zero.

        Alternative Minimum Tax.    A corporation must pay an alternative minimum tax, or AMT, equal to 20% of its alternative minimum taxable income, or AMTI, reduced by certain credits allowable for AMT purposes, to the extent that the AMT exceeds the tax of the corporation calculated at the normal progressive income tax rates. In calculating the AMTI, a corporation's income and losses are subject to various adjustments. For example, in computing AMTI, a corporation's NOLs are adjusted for the adjustments and preferences under the AMT sections of the Tax Code and such resulting NOLs can be utilized to offset only 90% of the corporation's AMTI (100% for NOLs generated or taken as carryforwards in taxable years ending in 2001 or 2002). However, COD income that is excluded from taxable income under the rules discussed above under "Realization of Cancellation of Indebtedness Income" similarly is excluded from AMTI. As a result of limitations on the use of our NOLs and the reduced annual amount of depreciation used in calculating AMTI, it is possible that we may be required to pay AMT even though we may not otherwise be required to pay regular federal income tax.

Quantitative and Qualitative Disclosures About Market Risk.

        In the ordinary course of business, we utilize various financial instruments that inherently have some degree of market risk. The principal market risks to which we are exposed are changes in interest rates and foreign currency exchange rates. We do not enter into contracts for speculative or trading purposes. Contract periods are consistent with related underlying exposures and do not constitute positions independent of those exposures. The qualitative and quantitative information presented below summarizes our market risks associated with debt obligations and other significant financial instruments outstanding at December 31, 2002. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 3 and 13 to our Consolidated Financial Statements. No material changes in our market risk have occurred since December 31, 2002.

        Interest Rate Risk.    We are subject to interest rate risk on our long-term variable interest rate debt. We enter into debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. To manage a portion of our exposure to interest rate increases on our outstanding debt, we have entered into interest rate swap agreements. These instruments have been designated as cash-flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and as such, as long as the hedge is effective and the underlying transaction is probable, the effective portion of the changes in fair value of these contracts is recorded in accumulated other comprehensive income/loss until earnings are affected by the cash flows being hedged. The fair value of our interest rate derivative agreements is the estimated amount that we would pay or receive to terminate the agreements, assuming prevailing interest rates.

        In the fourth quarter of 2002, we entered into a series of interest rate swap agreements of various maturities in order to hedge our interest risk on our Emergence Facility. At December 31, 2002, $375.0 million of our term debt was hedged using interest rate swap agreements which resulted in an average effective rate of 6.9%. The table below provides information as of December 31, 2002 about our financial instruments that are sensitive to changes in interest rates, which includes the interest rate swap agreements and our long-term debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the interest rate swap agreements, the table presents the notional amounts and weighted average interest rates by maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

	December 31, Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(amounts in millions)
Long-term Debt
Fixed Rate	$—	$—	$—	$—	$—	$315.3	$315.3	$335.0
Average interest rate						11.91%
Variable Rate	$5.0	$21.3	$26.3	$43.8	$136.4	$217.6	$450.4	$450.4
Average interest rate	5.6%	6.2%	7.2%	8.1%	8.7%	9.0%
Interest Rate Swaps
Variable to fixed	$100.0	$50.0	$75.0	$50.0	$100.0	$—	$375.0	$4.5
Average pay rate	5.9%	6.4%	7.0%	7.5%	7.9%
Average receive rate	5.6%	6.2%	7.2%	8.1%	8.7%

        Foreign Currency Risk.    We operate globally with various manufacturing and distribution facilities and material sourcing locations around the world. As such, we are exposed to foreign exchange risk since purchases and sales are made in foreign currency. We are also subject to foreign currency risk on certain short-term intercompany borrowing arrangements denominated in foreign currencies. The intercompany borrowing arrangements support the underlying working capital needs of the non-U.S. subsidiaries. The gains and losses resulting from the periodic revaluation of these borrowings are a component of other income/expense.

BUSINESS

Overview

        We are the world's largest company dedicated solely to clinical diagnostics and a leading manufacturer and distributor of in vitro diagnostics, or "IVD," products and services to clinical laboratories in the United States. We serve a $13 billion segment of the more than $21 billion estimated annual global market for IVD products. We manufacture and market a broad offering of IVD products and services which include (1) medical diagnostic instruments, which represent approximately 13% of our 2002 sales; (2) reagents and consumables, which represent approximately 83% of our 2002 sales; and maintenance services which represent approximately 4% of our 2002 sales. Within our served markets, we have a strong position in each of our core product markets which are Chemistry, Hemostasis, Microbiology and Infectious Disease Diagnostics.

        IVD systems enable physicians to diagnose, treat and monitor patients through IVD tests. These systems are used to test for the presence of analytes in blood or other samples to aid in the diagnosis of patients. IVD tests are performed in a number of different clinical settings, including hospitals, reference laboratories, physicians' offices, ambulatory care centers and consumers' homes. IVD systems are most commonly used for traditional routine clinical chemistry tests that measure a patient's glucose, cholesterol or sodium as part of routine blood checks. IVD systems are also used to measure a patient's bodily functions such as blood clotting ability and cardiac function, or to measure the presence of an infection or drugs.

        IVD tests are generally conducted in clinical laboratories, which include primarily hospital-based laboratories and reference laboratories, which are independent from hospitals. Our customer base consists of approximately 25,000 customers worldwide. We believe that we provide products and services to over 90% of U.S. hospital-based clinical laboratories and to the majority of reference laboratories worldwide. In total, we have a worldwide installed base of more than 40,000 instruments. With a typical instrument life of five years, our installed base of instruments generates annual revenue of approximately $30,000 per instrument from ongoing sales of reagents, consumables and service. More importantly, over 80% of our instrument systems are "closed" systems, which require the exclusive use of our reagents and consumables in order to run tests. As a result, we generate a stable and recurring stream of revenue from reagents, consumables and service contracts.

Background

        Baxter Diagnostics, a division of Baxter International, Inc. and the predecessor company to Dade Behring Inc. was established in 1949 as part of the Dade County Blood Bank in Florida. Baxter Diagnostics initially distributed its blood products through American Hospital Supply Corporation and was subsequently acquired by it in 1956. Building on its initial blood testing base, American Hospital Supply Corporation initiated extensive research and development efforts in the routine chemistry/immunoassay markets of the emerging IVD testing industry. From 1983 to 1985, those research and development efforts culminated in the product introductions of the Stratus and Paramax instrument platform lines. American Hospital Supply Corporation also expanded into the microbiology market and established the MicroScan product line through a series of acquisitions in the early 1980s. In 1985, Baxter International, Inc. acquired American Hospital Supply Corporation.

        In December 1994, Bain Capital, Inc. and the GS Capital Partners, L.P. and certain of their affiliates formed Dade Behring Holdings, Inc., and acquired certain assets of Baxter Diagnostics from Baxter International, Inc.. The assets acquired from Baxter International, Inc. brought us established leadership positions in hemostasis and microbiology, strong routine chemistry/immunoassay market positions and an extensive sales and service organization especially in the United States.

        In May 1996, Dade Behring Holdings, Inc. purchased DuPont's IVD business, which had entered into the automated clinical chemistry market in 1968 with the introduction of the first random access automated chemistry analyzer in the world and whose installed bases of routine chemistry instruments was and still is one of the largest in the world. This acquisition also provided us with world-class manufacturing and product development capabilities, particularly in the areas of software and engineering.

        In October 1997, Dade Behring Holdings, Inc. acquired the human IVD business of Hoechst which was renamed Dade Behring. The human IVD business of Hoechst was established in 1904 by Emil von Behring the recipient of the first Nobel Prize in medicine. This acquisition provided complementary product lines for hemostasis and routine immunochemistry and significantly broadened the overall product line portfolio by adding leadership positions in plasma protein and drugs of abuse testing/therapeutic drug monitoring. It also provided expanded technology capabilities in platform development, specialty assay development and the development of emerging technologies. This acquisition also extended the geographic scope of our business.

        Dade Behring Inc., which we refer to in this prospectus as Dade Behring, a wholly-owned subsidiary of Dade Behring Holdings, Inc., which we refer to as Holdings, is a corporation organized in December 1994 under the laws of the State of Delaware. Our principal executive offices are located at 1717 Deerfield Road, Deerfield, Illinois 60015-0778 and our telephone number is (847) 267-5300.

Bankruptcy Proceedings

        On August 1, 2002, Holdings and certain of its wholly-owned direct and indirect domestic subsidiaries: Dade Behring, Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. We collectively refer to the companies party to the bankruptcy proceedings as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization. No other subsidiaries of Holdings filed for relief under the United States Bankruptcy Code.

        At the time of the Chapter 11 bankruptcy filing, the Debtors had approximately $1.04 billion of existing senior debt under a then existing senior credit facility and $416 million of principal and accrued and unpaid interest under Dade Behring's existing senior subordinated notes. The Debtors, Dade Behring Holding GmbH and Dade Behring Marburg GmbH entered into a debtor-in-possession revolving credit facility, dated as of July 31, 2002, pursuant to which Deutsche Bank Trust Company Americas, Van Kampen Prime Rate Income Trust and Van Kampen Senior Income Trust provided a $95 million revolving facility and Deutsche Bank Trust Company Americas and Dresdner Bank AG provided a €61.4 million German facility, which we refer to collectively as the "DIP Facility."

        The Bankruptcy Court confirmed the Plan of Reorganization on September 18, 2002 and the Plan of Reorganization became effective on October 3, 2002. The Plan of Reorganization allowed the Debtors to emerge from bankruptcy with an improved capital structure and, because the Debtors were allowed to continue paying their trade debt on a timely basis during the pendency of the Chapter 11 cases, at the time of emergence, they had sufficient trade credit to continue their operations in the ordinary course of business. On the effective date of the Plan of Reorganization, Dade Behring entered into a new five-year revolving credit facility with a bank syndicate led by Deutsche Bank AG, New York Branch. Dade Behring also entered into a new six-year term loan with the same bank syndicate led by Deutsche Bank AG, New York Branch as Administrative Agent, which together with the revolving credit facility, we refer to collectively as the "Emergence Facility." Dade Behring issued approximately $315.3 million in new senior subordinated notes to existing lenders under the pre-petition credit agreement.

        Under the Plan of Reorganization, approximately $650 million of the Debtors' principal amount of outstanding indebtedness was satisfied through the issuance of common stock. The pre-bankruptcy existing senior secured debt was satisfied through (1) a $400 million cash payment paid from the proceeds of the senior term debt under the Emergence Facility, (2) the issuance of senior subordinated notes in an aggregate principal amount of approximately $315.3 million, and (3) the issuance of 26,352,978 shares of common stock of Holdings, which represents 66 2/3% of its post-bankruptcy common stock excluding the common stock and options to be issued under our equity incentive plans described elsewhere in this prospectus. In addition, accrued and unpaid interest, fees, costs and expenses payable to Deutsche Bank AG, New York Branch as the administrative agent or any pre-bankruptcy senior lender pursuant to the terms of our pre-bankruptcy senior credit facility were paid in full, in cash, in accordance with the terms of such facility. All letters of credit outstanding on the effective date of the Plan of Reorganization under our pre-bankruptcy senior credit facility were rolled into and deemed issued under the Emergence Facility. Holders of pre-petition subordinated notes, other than Hoechst AG, Bain Capital, Inc. and certain of its affiliates, and GS Dade, LLC, which we refer to collectively as the "Inside Noteholders," received, pro rata, 13,176,501 shares of Holdings' common stock, which represents 33 1/3% of its post-bankruptcy common stock excluding the common stock and options to be issued under our equity incentive plans. Pursuant to and in accordance with the terms of the Plan of Reorganization, the Inside Noteholders made a contribution to Holdings of their respective pre-petition subordinated notes for cancellation and, with the exception of Hoechst AG, did not receive any distribution on account of their pre-petition subordinated notes. Hoechst AG received a $9 million cash payment in respect of and in consideration for its contribution of its pre-petition subordinated notes for cancellation. All pre-bankruptcy common and preferred equity interests in Holdings, including any warrants or vested or unvested options to purchase equity interests in Holdings were cancelled. All equity interests in subsidiaries of Holdings are held by Holdings and its subsidiaries in the same manner as Holdings or the applicable subsidiary held such interests prior to the commencement of the Chapter 11 cases. The Plan of Reorganization authorized and required Holdings to issue 26,352,978 shares of common stock to the holders of pre-bankruptcy existing senior debt and 13,176,501 shares of common stock to the holders of pre-bankruptcy existing subordinated notes other than the Inside Noteholders.

        The Plan of Reorganization provided for:

  •
  the continued operations of our business;

  •
  the consummation of the Emergence Facility to refinance our obligations under the DIP Facility, to satisfy a portion of the pre-petition senior debt and to finance our future working capital needs;

  •
  the issuance of post-bankruptcy common stock of Holdings to satisfy approximately $650 million of pre-bankruptcy indebtedness;

  •
  the payment of $400 million and the issuance of approximately $315.3 million of new subordinated notes to pre-bankruptcy senior secured debt holders;

  •
  the termination of all pre-bankruptcy senior secured debt;

  •
  the cancellation of all pre-bankruptcy existing subordinated notes;

  •
  the cancellation of all outstanding shares of Holdings' "old" preferred stock, common stock, as well as options, warrants, and related rights to purchase or otherwise receive shares of "old" common stock;

  •
  the issuance of 26,352,978 shares of Holdings' post-bankruptcy common stock to the holders of our pre-bankruptcy senior debt;

  •
  the issuance of 13,176,501 shares of Holdings' post-bankruptcy common stock to certain holders of pre-bankruptcy subordinated notes;

  •
  the issuance of up to 470,588 shares of Holdings' post-bankruptcy common stock to employees under and in accordance with Holdings' 2002 Management Stock Award Plan; and

  •
  the granting of stock option awards of up to 7,058,824 shares of Holdings' post-bankruptcy common stock under and in accordance with Holdings' 2002 Management Stock Option Plan and Holdings' 2002 Chief Executive Officer Equity Plan.

        The following tables summarize the interest rates, amounts outstanding and maturities of each series of indebtedness both prior to emergence from the Chapter 11 proceedings and after emergence from the Chapter 11 proceedings.

	Actual Debt at September 30, 2002— Prior to emergence from the Chapter 11 proceedings
			Maturities
	Interest Rate	Amount Outstanding
			2002	2003	2004	2005	2006
Pre-Bankruptcy Bank Credit Agreement
Revolver	7.25%	$287.4	$6.1	$15.8	$19.3	$246.2	—
Term Loan A	7.25%	261.6	5.5	14.4	17.6	224.1	—
Term Loan B	7.25%	281.0	6.1	15.4	18.9	82.8	$157.8
Term Loan C	7.25%	281.0	6.1	15.4	18.9	82.8	157.8
Pre-Bankruptcy Senior Subordinated Notes	11.13%	350.0	—	—	—	—	350.0
Short-Term Debt	various	71.1	71.1	—	—	—	—
	Actual Debt at October 3, 2002— After emergence from the Chapter 11 proceedings
					Maturities
	Interest Rate		Amount Outstanding
					2002	2003	2004	2005	2006	2007	2008	2009	2010
Post-Bankruptcy Bank Credit Agreement
Revolver	7.75	%(1)	$17.5		—	—	—	—	—	$17.5	—	—	—
Term Loan A-1	8.00	%(2)	300.0		—	$3.3	$14.2	$17.5	$29.2	90.8	$145.0		—
Term Loan A-2	8.00	%(2)	150.0		—	1.7	7.1	8.8	14.6	45.3	72.5		—
Post-Bankruptcy Senior Subordinated Notes	11.91%		315.3		—	—	—	—	—	—	—		$315.3
Short-Term Debt	various		10.4	(3)	10.4	—	—	—	—	—	—	—	—

(1)
The interest rate is variable based on the Base Rate, as defined in the Emergence Facility, plus 300 basis points or LIBOR plus 400 basis points, with a step-down to lower rate margins upon the achievement of specified ratings tests. At October 3, 2002, our initial borrowings under the revolver facility bore interest at 7.75%. As of December 31, 2002, no borrowings were outstanding under the term loan facility.

(2)
The interest rate is variable based on the Base Rate plus 325 basis points or LIBOR plus 425 basis points, with a step-down to a lower interest rate margin upon the achievement of specified tests. At October 3, 2002, our initial borrowings under the term loan facility bore interest at 8.00%. As of December 31, 2002, borrowings under the term loan facility bore interest at an average rate of 5.75%.

(3)
The reduction in short-term debt was due to a payment of $60.7 million on October 3, 2002. The amount of these borrowings were not impacted by the Plan of Reorganization.

Diagnostic Industry—Overview

        In vitro diagnostic tests or "IVD tests" are conducted outside the body. IVD tests are used to analyze samples of patients' bodily fluids such as whole blood, blood plasma, serum or urine in a clinical setting. In a single test, a patient sample may be measured to determine the presence, concentration or absence of a particular substance or condition. In some tests, the fluid sample is combined with a dry or liquid chemical reagent, which is then observed or measured to observe physical or chemical changes that have a predetermined correlation to diagnostic information and enable physicians to diagnose, treat and monitor patients. The most common IVD tests are traditional routine clinical chemistry tests that measure substances such as glucose, cholesterol or sodium as part of routine blood checks. Other IVD tests measure other bodily functions such as blood clotting ability and cardiac function, or measure the presence of infections or drugs. The wide range and important nature of these tests have established IVD testing as an integral part of the managed care environment, providing for accurate and timely patient diagnosis and treatment. Increasingly, IVD testing is recognized as making a significant contribution to improving patient care and lowering total patient costs. IVD tests are performed in a number of different clinical settings, including hospitals, reference laboratories, physicians' offices/ambulatory care centers and consumers' homes.

        IVD testing systems are composed of instruments, reagents, consumables, service and data management components. Instruments serve to automate repetitive manual tasks, improve test accuracy and speed results reporting. Reagents are liquid or powdered biochemical substances that react with the patient sample to produce measurable, objective results. The consumable accessories vary across application segments, but are generally items such as vessels used in generating test results. Reagents and consumables that are exclusive to their related testing systems represent "closed" systems, which generally provide more predictable future revenue to the system supplier. Open testing systems accept reagents and consumables from more than a single manufacturer. Sample handling and preparation devices, as well as data management systems, are becoming increasingly important components of the IVD system. These additional system components permit laboratories to achieve cost efficiencies and higher test volumes.

        The global IVD market is estimated at more than $21 billion annually, 49% of which is in the United States, 35% of which is in Western Europe and 9% of which is in Japan. We believe that the global IVD market will continue to grow due to a number of key favorable industry trends, including:

  •
  Demographic shifts resulting from the aging of the population and socioeconomic improvements which are expected to increase the overall level of demand for diagnostic testing;

  •
  Increased focus on lowering total healthcare expenditures which will likely increase demand for diagnostic testing as an effective tool to improve patient outcomes and reduce the costs of misdiagnosis through earlier and more accurate diagnosis and patient monitoring;

  •
  Emerging markets which will likely provide additional demand as economic improvements in these countries lead to increases in healthcare expenditures;

  •
  Technology improvements in new tests, pathogens and markers which will likely result in the increased use of diagnostics to aid in the diagnosis of diseases; and

  •
  Increased automation of diagnostic instruments which is expected to lower the overall cost of diagnostic testing and thereby increase accessibility and demand.

Dade Behring—Served Markets

        Chemistry Diagnostics.    Our Chemistry Diagnostics business consists of four product lines: Routine Chemistry/Immunochemistry, Cardiac, Plasma Proteins and Drugs of Abuse Testing/Therapeutic Drug Monitoring. These product lines contributed approximately $794 million of our sales during the twelve months ended December 2002.

        Routine Chemistry/Immunochemistry.    Routine chemistry tests measure substances found in large concentrations in patients' blood, tissue, urine or other bodily fluids. These substances include cholesterol, glucose, iron and sodium and their concentration levels provide information on a patient's basic bodily functions. Routine immunochemistry testing relies on the properties of antibodies and antigens in the immune system as its key detection mechanism. Immunoassays, which are immunochemistry tests, measure relatively low concentrations of these substances found in blood. These tests are performed for pre- and post-surgical procedures and to monitor a patient's response to treatment and therapy. Historically, analyzers had been developed separately for routine chemistry and immunochemistry testing. Today, high-volume tests in both categories are rapidly being consolidated to a single, platform that significantly improves overall laboratory productivity and costs.

        On average, hospital laboratories operate two to three routine chemistry/immunochemistry analyzers. These instruments account for up to 60% of all IVD tests performed in clinical laboratories and are characterized by their high throughput capabilities.

        We have a broad range of routine chemistry/immunochemistry instrument platforms, including the Dimension®, Opus™, and aca® instruments. We have consistently been a leader in chemistry/immunochemistry instrument consolidation and automation, beginning with our introduction of the heterogeneous module for the Dimension® RxL instrument in 1998. In 2001 we introduced the Dimension® Xpand™ instrument, which provides the same test consolidation capability as the RxL for smaller labs. The continued consolidation of routine chemistry/immunochemistry testing onto a single platform represents a significant growth opportunity for us. We believe that the Dimension® system offers customers the lowest total cost approach for performing these two categories of tests along with a wide menu and a significant technological advantage over competitive systems. We have a comprehensive test menu of approximately 100 tests and are currently developing over 30 additional chemistry and immunochemistry tests.

        In 2002, we introduced the StreamLAB® chemistry/immunochemistry analyzer, a workcell that combines up to four Dimension® RxL instruments with onboard pre-analytical capabilities of accessioning, centrifugation and aliquotting that are essential to laboratory processes for producing test results. This instrument gives our customers in high volume laboratories an integrated single platform solution. Staffing and budget concerns of clinical laboratories worldwide suggest that instrument consolidation will become even more compelling to our customers over time.

        Our unique approach to workstation consolidation integrates the immunoassay, or IA, detection capability into the chemistry analyzer itself rather than simply connecting separate chemistry and IA units with a common sample handler. Integration results in a lower cost per instrument, which is one reason why the Dimension® RxL and Dimension® Xpand™ products remain so attractive to medium and lower volume laboratories. Building on our approach to workstation consolidation, we have begun development work on a next-generation system. The initial platform will serve the high volume testing segment, but the same platform architecture will provide the basic building blocks for new consolidating instruments designed to serve the medium and lower volume laboratories.

        Cardiac.    Cardiac tests are used for both risk assessment and diagnosis of cardiovascular disease, or "CVD." The cardiac market is one of the highest growth segments of the broader immunochemistry market, growing at 10-15% annually. We have a leading share in the market for cardiac tests and were one of the first to introduce a widely adopted testing system for the cardiac proteins Troponin I, CK-MB and Myoglobin. The combination of rapid and accurate tests for these CVD markers has allowed for rapid diagnosis of cardiac disease and has enhanced the physician's ability for triage and diagnosis of chest pain in patients.

        Today we offer a unique combination of platforms for performing cardiac tests. In the central laboratory, the Dimension® RxL menu includes the three major cardiac tests, Troponin-I, CK-MB and Myoglobin. Our Stratus® CS system, launched in late 1998, represents the industry's first quantitative, near-patient cardiac instrument. The Stratus® CS system's rapid result time of 13 minutes, accuracy, as shown by its sensitivity less than 0.03 nanograms per milliliter, test menu breadth and its direct correlation to central laboratory test results on the Dimension® instrument platforms creates a strong competitive advantage for us. The Stratus® CS system also offers significant potential cost savings for healthcare providers. Currently, the average cost to rule out myocardial infarction in a patient with chest pain ranges from $1,300 to $5,600. Stratus® CS can achieve a result in 13 minutes at a cost of less than $20 per test, which saves significant time over conventional diagnostic measures, and reduces hospital lengths of stay, avoids unnecessary testing and thereby reduces healthcare costs significantly. Dade Behring has led the development of the market for high sensitivity CRP testing.

        Plasma Protein.    Plasma protein instrument systems test serum, plasma, urine or cerebral spinal fluid to help both diagnose diseases, such as coronary heart diseases and rheumatic diseases, as well as to detect disorders, such as tumors, renal failure and malnutrition. Plasma protein tests are conducted on two types of instrument platforms, (1) routine chemistry/immunochemistry analyzers such as our Dimension® instrument and (2) dedicated nephelometers such as our BN™II and BN Prospec® instruments. While higher volumes of protein tests are run on routine chemistry/immunochemistry systems, the quality and broad menu makes nephelometers extremely useful with customers paying a premium price for this utility.

        We are the market leader in the worldwide nephelometric plasma protein market. We offer five dedicated plasma protein instruments:

  •
  the BN™II instrument, targeted at large, high volume hospital and commercial laboratories;

  •
  the BNA, BN™100 and BN Prospec® instruments, sold to small to medium size labs; and

  •
  the TurbiTime™ System, a manual instrument sold to small hospitals and private labs.

        The BN™II instrument, a large, highly automated instrument, was released in late 1995 and has proven to be a successful upgrade path for former customers of our older systems who are striving to reduce lab costs and increase actual testing throughput. Our instruments offer a menu of up to 60 assays, which cover the complete spectrum of plasma protein tests. The BN Prospec® instrument, which targets the small to medium size customer group, was launched in the summer of 2000.

        Given our long history of leadership in nephelometric protein testing, and our success at introducing and developing markets for critical, protein-based immunoassays such as Myoglobin and Troponin-I, we are aggressively assessing options for connecting that historical strength to the exciting advances that are expected from proteomics research. In addition to stepping up our licensing capabilities, we are evaluating our platform strategy to determine how the BN Prospec®-class analyzer and next-generation Dimension® instruments can be equipped to handle the sensitivity requirements of new markers that are discovered through proteomics research.

        Drugs of Abuse Testing/Therapeutic Drug Monitoring.    Drug tests are used to measure the level of therapeutic drugs, or TDM, or drugs of abuse or DAT in either blood or urine. TDM tests assist physicians in ensuring that the level of therapeutic drugs patients receive do not exceed safe ranges in the bloodstream. An example of a TDM application is testing performed on transplant patients to monitor the level of immunosuppressive drugs that they are given. Drugs of abuse tests screen for the use of illicit substances such as cocaine and marijuana. Because of their range of application, drugs tests are used at a variety of sites, from clinical laboratories to employers' offices. Dade Behring offers drug tests on its Dimension® analyzers, as well as through its Syva®, aca and Opus lines.

        We manufacture a wide range of products under the Syva® brand name, which we market to both clinical and non-clinical laboratories. Syva is recognized worldwide in DAT testing, with a broad menu of assays available. In order to increase the convenience of testing for our customers, we have developed ready-to-use liquid DAT reagents for a broad range of commercially available instrument platforms. This makes Syva an attractive choice for DAT assays among open system reagent providers. We also have a strong position in the TDM market including the high growth immunosuppressives market.

        Hemostasis Diagnostics.    Hemostasis testing measures a patient's ability to form and dissolve blood clots, a critical factor in the stabilization of the cardiovascular system. Hemostasis testing can be segmented into routine screening and specialty tests. Routine hemostasis tests are typically performed before and during surgical procedures. Hemostasis testing is also essential in post-surgical treatments for patients with cardiovascular disorders such as monitoring treatments to "thin" the blood, and for patients with coagulation disorders such as hemophilia. Specialty tests are performed to further characterize congenital disease states. Market growth is expected to come from a continued growth in the number of surgeries performed as well as from new hemostasis tests, which more accurately measure blood clotting and allow for improved patient treatment.

        Since hemostasis is a critical component of cardiovascular disease treatment, pharmaceutical companies are currently conducting significant research directed at modulating hemostasis, which should also lead to increased testing as new pharmaceuticals are introduced.

        We pioneered the field of hemostasis and with revenues of approximately $203 million during the twelve months ended December 2002, we continue to maintain a global leadership position through our commitment to innovation and our development of new and improved products and services. We offer a broad range of instrument platforms and both routine and specialty tests to meet the needs of customers from small hospitals to large reference labs. We have a strong history of instrument product development, internally and with our development partner, Sysmex Corporation, and are capitalizing on an emerging technology opportunity with a system for monitoring platelet function, which is an essential component of primary hemostasis. We believe this will be a high-growth market as new anti-platelet therapies are developed and introduced.

        Microbiology Diagnostics.    We serve the microbiology market with our MicroScan products. Microbiology laboratories use ID/AST products such as MicroScan's to identify infection-causing bacteria such as streptococci and staphylococci, and to determine the minimum concentration of antibiotic such as erythromycin and ampicillin, necessary to inhibit or kill the bacteria. This information is critical to the optimum management of patient therapy. Continued evolutions in the microbiology testing market have been driven primarily by advances in automation, new antibiotics, the complexity of various microbes, and the increasing resistance of microbes to antibiotics.

        We manufacture and market both manual and automated ID/AST products. Our premier instruments, the MicroScan WalkAway® 40si and the WalkAway® 96si, are fully automated and use patented dry reagent panels to conduct bacterial identification and susceptibility testing at the same time.

        We are a leader in automated ID/AST microbiology systems and have been able to maintain our position in the microbiology market by focusing on continuous instrument and panel product enhancement and high growth international markets, as well as by upgrading our instruments to help laboratories reduce their overall costs. In the United States, we continue to secure business through the promotion of our conventional panels, testing devices that produce more accurate results than competitive systems. MicroScan® has a reputation for being the leader in providing accurate tests for emerging antibiotic resistant organisms and was the first to have a test for the critical vancomycin intermediate resistant staphylococcus aureus. MicroScan revenues were approximately $138 million of our revenues during the twelve months ended December 2002 and were derived almost entirely from the automated portion of the ID/AST market. The total market for ID/AST testing is $400 million within an overall microbiology market of $1.2 billion.

        Infectious Disease Diagnostics.    Infectious disease diagnostic systems test for the presence of infectious microorganisms. This market consists of bacteriology, parasitology and virology testing, including HIV and hepatitis testing. These tests are used not only to diagnose disease, but as a screening test in order to insure a safe blood supply.

        We have a strong niche position in infectious disease diagnostics. Infectious disease testing is one of the largest segments of the diagnostics market and accounted for approximately $70 million of our revenues during the twelve months ended December 2002. The microtitre plate, or MTP, subsegment, manual and semi-automated, makes up approximately one-third of the immunoassay testing in this segment. MTP is a high-throughput, low cost testing method, ideal for blood banks. In the European MTP segment, our BEP systems are used by more laboratories than any other batch analyzer. In addition, we possess a strong intellectual property position for HIV-O, a new variant of HIV recently discovered. Due to the increased prevalence of HIV-O, any future HIV test platform will have to include HIV-O to offer full HIV testing capability. We continue to invest in expanded test menu capabilities on our existing instrument line and launched our BEP®-2000 and Quadriga instruments in 1999 and 2000 that allow us to better serve the high volume blood bank market. These instruments have met with outstanding acceptance in a number of European blood banks.

Sales and Marketing

        We have a customer management organization that employs approximately 3,000 people worldwide. Our customer management organization includes elements beyond traditional sales representatives and marketing personnel and includes healthcare consultants, field service engineers, national accounts/GPO (group purchasing organization) management, integrated distribution networks (IDN) management, clinical application specialist, customer service representatives, technical assistance, business operations, pricing analyst and field sales and service management.

        Our customer management executives have long tenure both in the IVD industry and with Dade Behring. Similarly, the experience profile of our customer contact personnel is generally one of long service in the industry and with Dade Behring. We utilize a generalist sales force approach, but all countries with significant sales of specific products have specialists who are are trained to service specific product lines. Because of the sales volume and market penetration of our chemistry/immunochemistry, microbiology, hemostasis, cardiac risk assessment, protein and theraputic drug products, most sales representatives, specialists or generalists are familiar with the features and benefits of these products.

        We use a dedicated health systems sales team in the United States that focuses exclusively on serving the larger hospital networks and reference laboratories which represent an increasingly important portion of the customer base as healthcare delivery undergoes continued consolidation. Our products are presented to customers through most of the larger group purchasing arrangements serving hospital and reference laboratories. The health systems team provides overlay support for individual sales representatives.

        Our key focus is on providing solutions to the challenges our customers are faced with in their laboratories. We have developed a healthcare consulting organization to identify and find ways to provide these solutions. Areas we focus on include work station consolidation, patient specimen filing and storage, workflow analysis, and ways to insure integrity in patient information.

        We have a long history and strong reputation in the clinical diagnostics industry for delivering the highest of quality in customer satisfaction related to our field service organization.

Research and Development

        We conduct research and development in the United States and in Germany. Research and development activities are grouped into two primary categories: platform and systems development and test menu development across all product segments.

        Platform and systems development is focused on the design of new instruments that will bring increased automation to clinical laboratory operation and which will appeal to customers by offering broad test menus, high volume testing, integration of multiple laboratory functions, ease of use and the opportunity to secure lower costs. Test menu development seeks to improve the efficacy of existing products and to develop tests that extend our existing product offerings.

        Our research and development teams are skilled in a number of engineering and life sciences including focus areas of chemistry/immunochemistry, microbiology, hemostasis, informatics, applying robotics to sample processing and systems engineering. Our chemistry/immunochemistry and microbiology systems are developed using a multifunctional team approach which integrates our internal capabilities of engineering and assay development with regulatory and quality initiatives, marketing and customer service. Although we continue to develop or license all of our hemostasis reagents and controls, in recent years, new hemostasis instruments have been sourced through an external instrumentation partner using a similar approach.

        Research and Development expenditures were $94.1 million in fiscal year 2002 as compared to $83.7 million in fiscal year 2001. At December 31, 2002, there were approximately 500 employees involved in our product development efforts.

Patents, Trademarks and Licenses

        We own or have licensed over 2,500 patents in the United States and foreign countries that cover our products and have also developed brand names and trademarks for our products. We own numerous United States and foreign registered trademarks and service marks and have applications for the registration of trademarks and service marks pending in the United States and abroad. We also own several United States copyright registrations. In addition, we own a wide array of unpatented proprietary technology and know-how. Further, we license certain intellectual property rights from third parties. Our ability to compete effectively depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. In the aggregate, these patents, patent applications, trademarks, copyrights and licenses are of material importance to our business. However, we believe that no single patent, trademark or copyright (or related group of patents, trademarks or copyrights) is material in relation to our business as a whole.

Competition

        The IVD industry is highly competitive, however, there are substantial barriers to entry including the necessity for significant sales, service and distribution infrastructure; research and development infrastructure which requires engineering and informatics skills necessary to design and commercialize complex instruments and the life science skills necessary to develop the diagnostic tests; and finally the highly regulated environment for our products. We encounter competition from domestic and international manufacturers that compete in some or all of the markets that we serve. Some of our competitors are large diversified healthcare companies with substantial resources. We believe that in recent years, the key competitive factors for diagnostic testing products have been quality, service, price and ease of use. For automated and consolidated instrument platforms, menu size is of increasing importance.

        Our competitors include Abbott Laboratories (Diagnostics Division), Bayer AG (Diagnostics Business Group), Beckman Coulter, BioMerieux (Vitek Product Line), Johnson & Johnson (Ortho-Clinical Diagnostics, Inc.), and Roche Group (Diagnostics Division).

Regulatory Matters

        Most aspects of our business are subject to some degree of government regulation in the countries in which we operate. In addition to regulations intended to ensure product safety and effectiveness, our business is subject to regulation concerned with protecting the environment and occupational health and safety. For some products, and in some countries, government regulation is significant and, in general, there is a trend towards more stringent regulation. Our policy is to comply fully with all regulatory requirements applying to our products and operations. Governmental regulatory actions can result in the recall or seizure of products, suspension or revocation of the authority necessary for production or sale, and other civil, monetary and criminal sanctions.

        In the United States, the medical device and in vitro diagnostic industries have long been subject to regulation by various federal, state and local agencies, primarily regarding product manufacturing, safety, efficacy and labeling. Government agencies in the United States as well as other countries have expressed concern about costs of health care and in some cases have focused attention on diagnostic test utilization. Regulations in these areas already exists in some countries and may be expanded significantly in the United States and other countries in the future.

        We devote significant time, effort and expense to addressing regulatory requirements applicable to our business. Our quality and regulatory compliance training and well established manufacturing practices have consistently allowed us to successfully introduce and maintain the manufacture and distribution of instrument and reagent products that satisfy regulatory standards as well as our customers' requirements for quality.

        Although we are unable to predict the extent to which our business may be affected by future regulatory developments, we expect that our own business would not be disproportionately burdened by future regulation. We believe that the integration we have achieved between our engineering and life sciences capabilities and our substantial experience addressing and accommodating regulatory requirements and restrictions on our operations throughout the world will allow us to continue to develop and introduce new and improved products and enable us to compete effectively within this environment.

Employees

        As of December 31, 2002, we had approximately 6,000 full-time and part-time employees of which approximately 3,200 were in the United States with the remainder serving at various international locations. Our domestic employees are not represented by collective bargaining groups. We have had no significant difficulty attracting qualified professionals. We consider our relationship with our employees to be very positive.

Properties.

        Our corporate offices are located in Deerfield, Illinois. Our major facilities and their primary operating functions are described in the table below:

Location	Floor Area (Sq. Ft.)	Owned/Leased	Operating Functions
Glasgow, Delaware	623,000	Owned	Manufacturing, Research and Development
Marburg, Germany	320,000	Owned	Manufacturing, Research and Development
Sacramento, California	83,000 155,000	Owned Leased	Manufacturing, Research and Development Distribution
Schwalbach, Germany	185,000	Leased	Research and Development
Cupertino, California	105,000	Leased	Manufacturing
Brookfield, Connecticut	100,000	Leased	Manufacturing
San Jose, California	12,000	Leased	Manufacturing
Atlanta, Georgia	103,000	Leased	Distribution
New Castle, Delaware	82,000	Leased	Distribution
Dortmund, Germany	32,000	Owned	Distribution
Anderlecht, Belgium	42,500	Leased	Distribution

	1,842,500

        We anticipate that our existing leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. Our owned properties are well maintained. We believe that our owned and leased facilities are adequate to support our businesses.

Legal Proceedings.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. On September 18, 2002, the Bankruptcy Court confirmed the Company's Plan of Reorganization which became effective on October 3, 2002. For further information regarding this matter, See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Bankruptcy Proceedings."

        From time to time we are plaintiff or defendant in various cases arising out of our usual and customary business. We cannot assure you of the results of pending litigation, but we believe that it is remote that any potential liability arising from these matters will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers.

        The following table lists the names, ages at March 3, 2003 and positions held by Holdings' directors and executive officers.

Name	Age	Position
James W.P. Reid-Anderson	43	Chairman of the Board, President and Chief Executive Officer
John M. Duffey	42	Senior Vice President, Chief Financial Officer
Dominick M. Quinn	47	Executive Vice President
Hiroshi Uchida	43	Executive Vice President
Mark Wolsey-Paige	41	Executive Vice President
N. Leigh Anderson	53	Director
James G. Andress	64	Director
Jeffrey D. Benjamin	41	Director
Alan S. Cooper	44	Director
Bradley G. Pattelli	36	Director
Richard W. Roedel	53	Director

        The identities and business experience of each of the persons listed above for at least the last five years is as follows:

        James W.P. Reid-Anderson was elected to the Board of Directors in 2000 and was named Chairman of the Board of Directors in October 2002. Mr. Reid Anderson has served as President and Chief Executive Officer since September 2000. Mr. Reid-Anderson joined us in 1996 as Executive Vice President and Chief Financial Officer for Dade Behring Inc. and became Chief Administrative Officer and Chief Financial Officer in September 1997, responsible for all headquarters functions on the merger of Dade and Behring. In April 1999, Mr. Reid-Anderson was promoted to President and Chief Operating Officer. From 1994 to 1996, Mr. Reid-Anderson worked for Wilson Sporting Goods where he served as Chief Operating Officer and Chief Administrative Officer. In addition, Mr. Reid-Anderson had responsibility for the company's international unit. He also held financial positions of increasing responsibility at Pepsico, Inc., Grand Metropolitan PLC and Mobil Oil Corporation, with roles based in Europe, Asia and North America. Mr. Reid-Anderson is a fellow of the Association of Chartered Certified Accountants and holds a degree with honors from the University of Birmingham in England. Mr. Reid-Anderson also currently serves on the board of directors of Trustmark Insurance Company and the Montessori School of Lake Forest.

        John M. Duffey was appointed Senior Vice President and Chief Financial Officer in September 2001. Mr. Duffey joined us in 1995 as Vice President, Tax. In January 1997, Mr. Duffey was promoted to Corporate Vice President, Financial Services, having responsibility for Shared Services, Tax and Internal Audit and in May 1999, he was promoted to Corporate Vice President and Controller. Prior to joining us in 1995, Mr. Duffey worked for the Chicago office of Price Waterhouse. Mr. Duffey's thirteen years at Price Waterhouse included a tour-of-duty in the firm's Washington, D.C. National Office in the Accounting Methods Group. Mr. Duffey is a Certified Public Accountant and holds a B.A. in Accounting from Michigan State University.

        Dominick M. Quinn was appointed Executive Vice President of Dade Behring Holdings, Inc. in December 2002. Mr. Quinn is also President, Global Customer Management, of Dade Behring Inc., a position to which he was appointed in January 2002. Mr. Quinn joined us in July 1998 as Dade Behring Inc. Group President, Biology and became President, EMA in March 1999, responsible for all commercial operations within Europe, the Middle East and Africa. In October 2000, he was promoted to President, International, responsible for all commercial operations outside of the U.S. and Canada. Prior to joining us in 1998, Mr. Quinn worked as Global President, Hospital Business, for Mallinckrodt Medical, based in Hennef (Germany), a medical device company. Prior to joining Mallinckrodt Medical in 1982, Mr. Quinn was Controller for Abbott Laboratories' operations in Ireland. Mr. Quinn earned a Bachelor of Science degree in economics from Cork University in Ireland in 1976. He continued his studies to become a Chartered Management Accountant, and was subsequently awarded a fellowship of the Institute of Chartered Management Accountants (F.C.M.A.).

        Hiroshi Uchida was named Executive Vice President of Dade Behring Holdings, Inc. in December 2002. Mr. Uchida is also President, Global Operations, of Dade Behring Inc., a position to which he was appointed in January 2002. Previously, Mr. Uchida held positions as President of North America, President of Asia and Latin America, President of Asia, and Vice President and General Manager for the Asia-Pacific region for Dade Behring Inc., since joining us in 1997. Mr. Uchida served as a Director with Arthur D. Little, heading the Asia Pacific health-care practice, and Vice President at Bain Consulting. He holds Ph.D. and M.A. degrees from Harvard University and a B.A. degree from Brown University.

        Mark Wolsey-Paige was named Executive Vice President in December 2002. Mr. Wolsey-Paige is responsible for the global research and development function and is also responsible for business development, strategic planning and market research. Mr. Wolsey-Paige was part of the the team that formed Dade Behring Inc. through the acquisition of the IVD business of Baxter International Inc. in 1994. Mr. Wolsey-Paige was initially responsible for marketing and new product development of all chemistry product lines, including the Dimension®. In May 2000, Mr. Wolsey-Paige became Senior Vice President, Strategy and Business Development. In December of that year, he also became responsible for legal and corporate R&D. In 2002 Mr. Wolsey-Paige led Dade Behring's marketing function. Mr. Wolsey-Paige was appointed Senior Vice President, Strategy and Technology for Dade Behring Inc. on January 1, 2003. Prior to joining us, Mr. Wolsey-Paige was a consultant at Bain & Company in Boston. Mr. Wolsey-Paige holds a M.B.A. from Harvard University and a B.S.B.A. from Washington University.

        N. Leigh Anderson, Ph.D. was appointed as a director on October 3, 2002. Dr. Anderson is Founder and Chief Executive Officer of the Plasma Proteome Institute, or PPI, in Washington, D.C. Dr. Anderson also consults through Anderson Forschung Group, where he is a Principal. Prior to founding PPI, he was Chief Scientific Officer at Large Scale Biology Corporation, or LSBC, whose proteomics division he founded in 1985 and led as Chief Executive Officer prior to its merger in 1999 with Biosource Technologies which created the current LSBC. He founded, along with Dr. Norman Anderson, the Molecular Anatomy Program at the Argonne National Laboratory in Chicago where his work in the development of 2-D electrophoresis and molecular database technology earned him, among other distinctions, the American Association for Clinical Chemistry's Young Investigator Award for 1982 and the 1983 Pittsburgh Analytical Chemistry Award.

        James G. Andress was appointed as a director on October 3, 2002. From 1996 through 2000, Mr. Andress served as President and Chief Executive Officer of Warner Chilcott, PLC in Lake Forest, Illinois. Warner Chilcott is a pharmaceutical company that develops prescription drugs in the areas of women's health care, urology, dermatology and cardiology. He was appointed Chairman of Warner Chilcott, PLC in 1998. Mr. Andress also currently serves as a director of the Allstate Corporation, Information Resources Inc., Option Care, Inc., Sepracor, Inc. and Xoma Corporation.

        Jeffrey D. Benjamin was appointed as a director on October 3, 2002. Mr. Benjamin joined Apollo Management, L.P. as a Senior Advisor in New York, New York in September 2002. Prior to this, he was employed by Libra Securities, LLC and its predecessors from 1998 to 2002 in various positions, including Co-Chief Executive Officer. From 1996 through 1998, he was employed by UBS Securities, Inc. as a Managing Director. Mr. Benjamin also currently serves as a director of Exco Resources, Inc., Chiquita Brands International, Inc., NTL Incorporated and McLeod USA.

        Alan S. Cooper was appointed as a director on October 3, 2002. On April 1, 2003, Mr. Cooper became a partner in Jet Capital Arbitrage and Event Fund I, L.P., a New York based private investment firm. Prior to such time, Mr. Cooper had been a Principal of Redwood Capital Management hedge fund located in Englewood Cliffs, New Jersey from 2000 to March 2003. Prior to joining Redwood Capital, he served as General Counsel to Dickstein Partners, Inc. from 1992 to 2000 and also as Vice President beginning in 1994.

        Bradley G. Pattelli was appointed as a director on October 3, 2002. Mr. Pattelli is a Director at Angelo, Gordon & Company in New York, New York, an investment firm specializing in non-traditional asset management. Mr. Pattelli has been employed at Angelo, Gordon & Company from 1998 to the present where he is the Director, Distressed Debt, Leveraged Loan and Special Situations. From 1997 through 1998, he was employed at DiSilvestri Asset Management as Analyst/Co-Portfolio Manager, Long-Short Equity Fund.

        Richard W. Roedel was appointed as a director on October 3, 2002. Mr. Roedel is the Co-Founder and Principal of Pinnacle Ventures LLC in New Canaan, Connecticut, which was started in 2000. From 1985 through 2000, he was employed by BDO Seidman, LLC as an Audit Partner, later being promoted in 1990 to Managing Partner in Chicago and then Managing Partner in New York in 1994 and finally in 1999 to Chairman and Chief Executive Officer. Mr. Roedel currently serves as a director of Take-Two Interactive Software, Inc. and Brightpoint, Inc.

Board Composition

        The Board of Directors of Holdings consists of seven directors. Holdings' Third Amended and Restated Certificate of Incorporation contains a prohibition against the removal of any director prior to the director's death or resignation or expiration of the director's term other than for cause. Under Holdings' Third Amended and Restated Certificate of Incorporation, vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office.

        The Third Amended and Restated Certificate of Incorporation of Holdings also divides its Board of Directors into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Each of the three classes were elected for a term expiring at, respectively, the first, second and third succeeding annual meeting of securityholders, and each successive class of directors will be elected for a term of three years. Thus, only one-third of Holdings' directors will be eligible for election at each annual meeting of securityholders. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

        A classified Board of Directors may have the effect of deterring or delaying any attempt to obtain control of our company by a proxy contest since any person seeking control would need to elect directors at two separate annual meetings of shareholders in order to elect a majority of the members of Holdings' Board of Directors, and three meetings to change all directors. In addition, having a classified Board of Directors may, in some circumstances, deter or delay mergers, tender offers or other similar transactions which may be favored by some or a majority of Holdings' shareholders.

Director Compensation

        Holdings Directors who are not employees of Dade Behring received an annual cash retainer of $40,000 during 2002. Mr. Roedel received a $15,000 annual retainer for his services as Audit Committee Chair. Mr. Andress and Mr. Cooper each received a $5,000 annual retainer for their respective services as Compensation Committee Chair and Governance Committee Chair. The retainers are paid in quarterly installments in advance. In addition, directors are reimbursed for meeting expenses.

        On October 24, 2002, the Board of Directors approved the Dade Behring 2002 Director Stock Option Plan for nonemployee directors. Under the plan, each nonemployee director received an inaugural grant of options to purchase 25,000 shares of common stock. The exercise price for such stock options is $14.72. Approximately one-third of each option grant will vest on October 3, 2003, approximately an additional one-third will vest on October 3, 2004 and each option grant will become fully vested on October 3, 2005.

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation Committee of Holdings' Board of Directors are James G. Andress, who serves as Chairman, Jeffrey D. Benjamin and Alan S. Cooper.

        During fiscal 2002, no executive officer of Holdings:

  •
  served as a member of the compensation committee or other board committee performing similar functions or, in the absence of any such committee, the board of directors, of another entity, one of whose executive officers served on Holdings' Compensation Committee;

  •
  served as a director of another entity, one of whose executive officers served on Holdings' Compensation Committee; or

  •
  served as a member of the compensation committee or other board committee performing similar functions or, in the absence of any such committee, the board of directors, of another entity, one of whose executive officers served as a director of Holdings.

Limitations on Directors' Liability and Indemnification

        Holdings' Third Amended and Restated Certificate of Incorporation, which became effective on October 3, 2002, provides that, to the extent permitted by the Delaware General Corporate Law, or DGCL, it will indemnify its current and former directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were an officer or director of Holdings. However, Holdings is not required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless it authorized that director or officer to commence the action, suit or proceeding. The Third Amended and Restated Certificate of Incorporation also provides that Holdings shall advance expenses incurred by any person it is obligated to indemnify, upon presentation of appropriate documentation.

        Furthermore, the Third Amended and Restated Certificate of Incorporation provides that Holdings may purchase and maintain insurance on behalf of its directors and officers against any liability, expense or loss, whether or not it would otherwise have the power to indemnify such person under its Third Amended and Restated Certificate of Incorporation or the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of Holdings pursuant to the foregoing provisions, or otherwise, Holdings has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation.

        Summary Compensation Table.    The following table sets forth all compensation Holdings paid to its Chief Executive Officer and its four most highly compensated executive officers, other than its Chief Executive Officer, whose total salary and bonus exceeded $100,000 in fiscal year 2002.

		Annual Compensation			Long-Term Compensation Awards
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation(1)	Restricted Stock Awards	Securities Underlying Options		All Other Compensation ($)(4)
James W.P. Reid-Anderson President and Chief Executive Officer	2002 2001 2000	749,260 670,192 490,000	1,567,559 1,305,000 —	133,402 90,206 90,408	— — (2)	988,240 — 250,000	(3)	1,984,125 1,362,763 17,500
Dominick M. Quinn Executive Vice President	2002 2001 2000	412,224 325,423 287,174	662,133 369,560 —	— — —	— — —	244,700 — 125,000	(3)	529,920 310,963 —
Hiroshi Uchida Executive Vice President	2002 2001 2000	360,000 360,000 379,308	589,059 572,377 —	241,584 224,477 210,198	— — —	244,700 — 150,000	(3)	548,567 336,898 —
John M. Duffey Senior Vice President and Chief Financial Officer	2002 2001 2000	321,923 258,654 209,231	567,559 270,000 95,000	— — —	— — —	244,700 — 75,000	(3)	541,758 279,834 6,984
Mark Wolsey-Paige Executive Vice President	2002 2001 2000	322,308 303,462 258,615	517,559 283,500 —	— — 262,336	— — —	188,240 — 140,000	(3)	542,036 280,718 7,568

(1)
This column includes for Mr. Reid-Anderson home leave allowances of $49,990 for 2002, $49,114 for 2001, and $54,650 for 2000 and $37,861 in 2002 for premiums for supplemental long-term disability insurance and a tax gross-up for such payment; $212,447 for each of 2001 and 2002 and $174,313 for 2000 to Mr. Uchida as an income adjustment to maintain his total compensation at the same level as his Japanese income and $242,155 for a relocation allowance in 2000 for Mr. Wolsey-Paige.

(2)
We granted 100,000 restricted shares of our pre-bankruptcy common stock to Mr. Reid-Anderson in 2000. Our common stock was not traded publicly at that time and the fair value of such stock can not be readily determined. All of such shares of restricted stock were cancelled on the effective date of the Plan of Reorganization.

(3)
Stock options cancelled on the effective date of the Plan of Reorganization.

(4)
This column includes for 2002 the value of stock awards granted upon the effectiveness of the Plan of Reorganization to Mr. Reid-Anderson of $1,943,040 and to each of Messrs. Quinn, Uchida, Duffey and Wolsey-Paige of $529,920. In addition the column includes for 2002, $4,000 contributed for each of Messrs. Reid-Anderson, Uchida, Duffey and Wolsey-Paige to the Savings Investment Plan and amounts credited for such named executive officers under the Deferred Savings Investment Plan of $37,085, $14,647, $7,838 and $8,116, respectively.

Option Grants During Fiscal 2002

        The following table provides information relating to options to purchase Holdings' common stock granted during the year ended December 31, 2002 to the executive officers named in the summary compensation table above. As of October 3, 2002, the effective date of the Plan of Reorganization, all of the shares of common stock reserved for issuance under the pre-bankruptcy Stock Option Plan were cancelled, all of Holdings' obligations to holders of options granted thereunder were extinguished and the plan was terminated. Therefore, the table below, as well as the table "Aggregated Exercises During the Last Fiscal Year and Year End Option Values" that follows, only include options that were granted after October 3, 2002 under Holdings' new stock option plans.

Individual Grants—Fiscal 2002

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Shares of Common Stock Underlying Options(1)
		% of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/share)
				Expiration Date	5%	10%
					($)	($)
James W.P. Reid-Anderson	988,240	19.0	14.72	October 3, 2012	9,148,463	23,184,001
Dominick M. Quinn	244,700	4.7	14.72	October 3, 2012	2,265,268	5,740,635
Hiroshi Uchida	244,700	4.7	14.72	October 3, 2012	2,265,268	5,740,635
John M. Duffey	244,700	4.7	14.72	October 3, 2012	2,265.268	5,740,635
Mark Wolsey-Paige	188,240	3.6	14.72	October 3, 2012	1,742,600	4,416,090

(1)
Non-qualified stock options granted under the Dade Behring 2002 Management Stock Option Plan and the Dade Behring 2002 Chief Executive Officers Equity Plan. Options for the number of shares of Dade Behring common stock indicated were granted effective October 3, 2002, the date that our Plan of Reorganization became effective. Forty percent of such options became exercisable on January 1, 2003. The balance of the options become exercisable in equal installments on the first, second and third anniversary of the grant date. Vesting is accelerated upon a change of control or termination without cause.

(2)
The potential realizable values are shown in the table in conformity with Securities and Exchange Commission regulations, and are not intended to forecast possible future appreciation. The Company is not aware of any formula which will predict with reasonable accuracy the future appreciation of equity securities. No benefit can be realized by optionees without an appreciation in stock price, which will benefit all shareholders commensurately.

Aggregated Option Exercises During the Last Fiscal Year and Fiscal Year End Option Values

        The following table sets forth the number and value of unexercised options as of December 31, 2002 for each of the executive officers listed on the Summary Compensation Table. No executive officer listed on the Summary Compensation Table exercised stock options in 2002.

	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised in-the-Money Options at December 31, 2002(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
James W.P. Reid-Anderson	0	988,240	$0	$869,651
Dominick M. Quinn	0	244,700	0	215,336
Hiroshi Uchida	0	244,700	0	215,336
John M. Duffey	0	244,700	0	215,336
Mark Wolsey-Paige	0	188,240	0	165,651

(1)
The value of unexercised in-the-money options as of December 31, 2002 is equal to the fair market value of Common Stock on that date of $15.60 minus the exercise price, times the number of shares subject to the options.

Employment Agreements

        Dade Behring Inc. has an employment agreement with Mr. Reid-Anderson dated June 1, 2001 and supplemental letter dated November 20, 2001, which we refer to collectively, as the "Employment Agreement," which extends until terminated by Dade Behring Inc. or Mr. Reid-Anderson. Under the terms of the Employment Agreement, Mr. Reid-Anderson serves as President and Chief Executive Officer of Dade Behring Inc. The Employment Agreement proves that so long as Mr. Reid-Anderson shall serve as Chief Executive Officer, he shall also be appointed to serve as a director on the Board of Directors of each of of Dade Behring Holdings, Inc. and Dade Behring Inc. The Employment Agreement provides for a base salary; an annual target bonus; an incremental retention payment; change of control parachute gross-up payments, if necessary; annual paid vacation and perquisites, including an automobile allowance and reimbursement of expenses incurred for family leave travel; personal financial consultation and legal consultation. Mr. Reid-Anderson's base salary is subject to the review of our Board of Directors on an annual basis and the award of the annual target bonus and the incremental retention payment are based upon achievement of specific bonus targets and specified objectives, respectively. Mr. Reid-Anderson is eligible under the Employment Agreement to participate in all of the benefit programs for which our senior executive employees are generally eligible. For purposes of determining his participation in our cash balance pension program, however, his benefits accrue as through he had provided two years of service for every one year of service that he actually provides.

        In the event Mr. Reid-Anderson is terminated without cause or resigns for good reason, the Employment Agreement provides that he shall receive an amount equal to twice his base salary plus twice his target bonus for the year in which his employment ended. In such event, Mr. Reid-Anderson shall also continue to receive the perquisites described above and participate in our health program for 24 months after the date of his termination. In the event that his employment is terminated due to his death or disability, the terms of the Employment Agreement provide that he shall receive a bonus equal to the bonus that he would have received had he remained employed for the entire year, pro rated for the number of days the he was employed during that year. In addition, in the event that his employment is terminated due to his death or disability or by him for good reason, option vesting will accelerated as though the next option vesting date had occurred. With a termination due to death or disability, Mr. Reid-Anderson's options will generally remain exercisable for 12 months after the termination.

        The Employment agreement also incorporates standard noncompete and non-solicit provisions applicable to the period of his employment and for two years thereafter unless Mr. Reid-Anderson's employment is terminated by reason of material breach by us of our obligations to him under the Employment Agreement. As a condition to receiving the severance payments described above, Mr. Reid-Anderson must not be in material breach of the Employment Agreement and must execute a general release in our favor.

Executive Severance Agreements

        We have entered into a severance agreement with each of the named executive officers listed in the Summary Compensation Table other than Mr. Reid-Anderson. In the event that such executive is involuntarily terminated, as defined in each severance agreement, the executive is entitled to receive (1) his base salary for a period of 12 months from the date of termination and (2) a bonus, to be determined by the Board of Directors in good faith, equal to the bonus such executive would have received had the executive remained employed for the entire bonus period, pro rated based on the number of days that have elapsed during the year through the date of termination.

        The executive severance agreements also contain standard non-compete and non-solicit clauses applicable to the period of his employment and for one year thereafter. As conditions to receiving the payments described above the executive must not have breached the terms of the executive severance agreement and must execute a general release in our favor.

        As a condition to receiving the payments described above, the executive must execute and deliver to us a general release in form and substance satisfactory to us and shall not have breached the terms of the executive severance agreement, including the non-compete and non-solicit clauses described above.

Accelerated Cash Retention Agreements

        In late 2000 as we began pursuing a debt restructuring, Holdings entered into accelerated cash retention agreements with each of the executive officers named in the above summary compensation table. The accelerated cash retention agreements provide for such executives to receive bonus payments equal to 275% of their respective base salaries to be paid in three installments. The first installment was paid to such executives on December 31, 2001 and is reflected in the above summary compensation table. The second and third installments will be made in April 2003. The executives forfeit payment of the retention bonus in the event they are no longer employed with us on the payment date.

Equity Incentive Plans

        As of the effective date of the Plan of Reorganization, 16% of Holdings' fully diluted common equity, consisting of 7,529,412 common shares, was set aside for officers and other employees for the issuance of options and stock awards. This 16% will be fully diluted after giving effect to the issuance of the options and stock awards. Of this 16%, 470,588 common shares, or 1%, have been awarded as stock awards and the remaining 7,058,824 common shares, or 15%, has been or will be awarded as option awards.

        Management Stock Option Plan and Chief Executive Officer Equity Plan.    Of the 15% of Holdings' fully diluted common stock reserved and authorized for stock option awards, 11% was granted on the effective date of the Plan of Reorganization to the Chief Executive Officer, the executive team and key employees. The options granted to the Chief Executive Officer were granted under the Dade Behring Holdings, Inc. 2002 Chief Executive Officer Equity Plan. The options granted to the executive team and key employees were granted under the Dade Behring Holdings, Inc. 2002 Management Stock Option Plan. The terms of both plans are substantially the same and are set forth below. Forty percent of such stock options vested within 90 days following the effective date of the Plan of Reorganization, with an additional 20% vesting and exercisable at the end of each of the first, second and third anniversaries of the effective date. The strike price for the options granted on the effective date of the Plan of Reorganization was the $14.72 reorganization value of Holdings' common stock. The remaining 4% of the 15% of Holdings' fully diluted common stock to be granted as stock options will be granted one year after the effective date of the Plan of Reorganization, of which 3% will be granted to the Chief Executive Officer, the executive team and key employees. Forty percent of these awards will be vested and exercisable on the grant date, with an additional 20% vesting and becoming exercisable at the end of each of the first, second and third anniversaries of the grant date. The strike price for the remaining 4% of Holdings' common stock reserved and authorized for stock option awards will be the lower of 90% of the market value of the common stock at the grant date or 125% of the reorganization value of common stock. The remaining 1% will be reserved for new hires and promotions. All option awards to be issued to executive officers are determined by the Board of Directors and option awards to be issued to all other participants shall be determined by the Chief Executive Officer in his sole discretion. Accelerated vesting shall occur upon a change of control (as defined in the Management Stock Option Plan or Chief Executive Officer Equity Plan, as applicable) or termination without cause.

        Management Stock Award Plan.    Up to 470,588 shares of Holdings' common stock were reserved for issuance as stock awards to the Chief Executive Officer and an executive team comprised of 11 individuals designated by the Chief Executive Officer. Upon voluntary termination of employment or termination for cause by or of a participant, any portion of the shares reserved but not issued to such participant shall no longer be reserved or subject to award pursuant to this plan. Thirty-three percent of all stock awards were reserved for issuance to the Chief Executive Officer. All stock awards issued to executive officers were determined by the Board of Directors and stock awards issued to all other participants were determined by the Chief Executive Officer in his sole discretion. Stock awards fully vested upon grant without any restrictions. On the effective date of the Plan of Reorganization, 400,000 of the 470,588 shares of common stock of Holdings reserved for stock awards were issued to the Chief Executive Officer and the executive team and the remainder were awarded and issued on March 13, 2003.

        A special one time bonus pool of $20 million will be payable upon a change in control of Holdings within five years of the effective date of the Plan of Reorganization. The special one time bonus pool is payable in cash upon a change in control to the Chief Executive Officer, executive team and key employees on a ratable basis based on each executive/employee's share of stock options awarded as part of Holdings' equity incentive plans and still outstanding immediately prior to the change in control consistent with the terms of the Stock Incentive Plans. The $20 million pool will be reduced, but not below zero, by the aggregate amount of any realized gain in the Chief Executive Officer's, executive team's and key employee's stock options awarded as part of Holdings' equity incentive plans consistent with the terms thereof upon a change of control.

        Dade Behring's Management Stock Option Plan and Chief Executive Officer Equity Plan each provide that, as of the date of a "change in control," any outstanding options will become fully exercisable and vested. These plans use definitions of change in control that generally include: (1) an acquisition by any individual, entity or group of beneficial ownership of at least 50% of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (2) a change in the composition of a majority of our Board of Directors which is not supported by our current Board of Directors; (3) subject to certain exceptions, the consummation of a merger, reorganization, consolidation or similar event or the sale or other disposition of all or substantially all of our assets; or (4) the approval of the shareholders of our complete liquidation or dissolution.

        Director Stock Option Plan.    As of October 24, 2002, options for 25,000 shares of Holdings' common stock were granted to each director who is not an employee. The option exercise price is $14.72. The options vest and become exercisable in three equal installments on the first, second and third anniversaries of October 3, 2002. Vested and exercisable options expire on the earlier of (1) October 24, 2012, (2) the six month anniversary of a director's termination date, if such termination was the result of death or disability, or (3) the 90th day following a director's termination date, if such termination was the result of anything other than death or disability.

Other Benefit Plans

        Management Incentive Compensation Plan.    Participation in the Management Incentive Compensation Plan is based upon individual salary grade level. Bonuses are based upon the extent to which our financial performance during the year has met or exceeded certain goals specified by the Compensation Committee. Bonuses to the Chief Executive Officer and other executive officers are determined by the Compensation Committee. A participant must be employed as of the distribution date in order to receive a bonus for such year. In the case of death, disability or retirement after age 55, during the plan year the participant would receive a pro rata bonus.

        Deferred Savings Investment Plan.    The Dade Behring Deferred Savings Investment Plan is maintained for the benefit of certain key employees, including each of the executive officers named in the Summary Compensation Table. Benefits accrued are substantially equal to the amounts that could have been contributed to each participant's account under the Savings Investment Plan (which is a tax-qualified defined contribution plan) if, in the absence of Code limitations, the participant's entire contribution had been made to the Savings Investment Plan. Benefits under the Deferred Savings Investment Plan are payable upon death, disability, retirement or separation from service and are payable from our general assets. Participant's account balances are credited with earnings based upon the performance of the investment funds selected by the participant under the Savings Investment Plan.

        Pension Benefit Plan.    Dade Behring maintains a defined benefit pension plan for the benefit of its United States employees. Under the cash balance formula design, Dade Behring posts quarterly cash balance credits to each participant's individual account. The credits range from 4% to 10% of pay for the calendar quarter, depending on a participant's combined age and years of service as of December 31 of the previous year. The following table sets forth the annual cash balance credits based on pay, age and service:

Points for Age plus Service as of December 31 of the Previous Plan Year	Dade Behring's Quarterly Cash Balance Credits as a Percent of Pay
Less than 35	4%
35 to 44	5%
45 to 54	6%
55 to 64	7%
65 to 74	8%
75 to 84	9%
85 and more	10%

        The credits are posted to a participant's account at the end of each calendar quarter, based on the participant's pay for that quarter. Interest credits are also posted to a participant's account as of the end of each calendar quarter based on (1) the participant's balance for the previous quarter and (2) one-fourth of the prevailing annual rate of return for 10-year United States Treasury bills as of the end of the previous quarter. Regardless of the prevailing annual rate, the pension plan will credit a participant's account with a minimum annual rate of 5% and a maximum annual rate of 10% in interest. The named executive officers that are covered under the pension plan had the following annual benefit accrued as of December 31, 2002 and payable at age 65 as follows: Mr. Reid-Anderson, $14,900; Mr. Uchida, $6,800; Mr. Duffey, $15,600; and Mr. Wolsey-Paige, $23,300.

        We also maintain a Supplemental Pension Plan that provides eligible individuals, including executive officers, with the difference between the benefits they actually accrue under the pension plan and the benefits they would have accrued under such plan but for the maximum benefit and compensation limitations imposed by law. Vesting of benefits is determined by reference to each participant's vested percentage under the pension plan. Participants' account balances are credited with earnings based upon the benefit accrual rate for the pension plan. Benefits under the Supplemental pension plan are payable upon the death, disability, retirement or separation from service and are payable from our general assets. Supplemental pension plan distributions in either annuity payments or as a lump sum are determined at our discretion. The named executive officers that are covered under the Supplemental pension plan had the following annual benefit accrued as of December 31, 2002 and payable at age 65 as follows: Mr. Reid-Anderson, $138,200; Mr. Uchida, $13,600; Mr. Duffey, $12,800; and Mr. Wolsey-Paige, $18,400.

        Dade Behring Holding GmbH maintains a pension plan (the "German Pension Plan") for the benefit of its German employees. Mr. Quinn is covered under the German Pension Plan. For the year 2002, employees contribute between 1.5% and 2.5% of pensionable income up to the social security contribution ceiling (4,500 Euros/month for 2002), with an equal amount contributed by Dade Behring Holding GmbH. An additional notional contribution of between 11.5% and 15% of pensionable income above the social security contribution ceiling is credited by Dade Behring Holding GmbH. In addition, Mr. Quinn is entitled by agreement to an additional supplemental pension benefit based on an additional company contribution of approximately 25,564 Euros (50,000 DEM) for each of 2001 and 2002 and approximately 30,677 Euros (60,000 DEM) for each additional year of employment through 2011. Pension benefits are paid out in the form of a monthly annuity which is actuarially determined based on aggregate contributions and imputed earnings. Assuming a conversion rate of 1.0476 from Euros to United States dollars, at December 31, 2002 Mr. Quinn has an annual pension benefit accrued and payable at age 65 of $43,500.

SELLING NOTEHOLDERS

        The following table sets forth certain information furnished by each of the selling noteholders with respect the amount of Notes offered by such selling noteholder, which in each case is equal to the amount of notes beneficially owned by each of the selling noteholders as of December 31, 2002.

Name of Registered Holder	Principal Amount of Notes Offered
OZ Management, L.L.C.(1)	$59,648,331
OZF Management, L.P.(1)	20,667,047
Angelo, Gordon & Co.	23,673,052
Van Kampen Investment Advisory Corp.(2)	14,767,742
Morgan Stanley Prime Income Trust	5,008,205
Para Advisors, Inc.(3)	3,500,000
BNP Paribas	1,084,343

(1)
OZ Management, L.L.C. serves as principal investment manager to a discretionary account with respect to which it has shared voting and dispositive authority over $59,648,331 of Notes. OZF Management, L.P. serves as principal investment manager to certain discretionary accounts with respect to which it has shared voting and dispositive authority over $20,667,046 of Notes. $59,648,331 of the Notes are held by the OZ Master Fund, Ltd., $8,192,402 of the Notes are held by the OZF Credit Opportunities Master Fund, Ltd. and $12,474,645 of the Notes are held by the OZF Credit Opportunities Master Fund II, Ltd. Mr. Daniel S. Och is the senior managing member of OZ Management, L.L.C and OZF Management, L.L.C., the general partner of OZF Management, L.P., and as such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of such Notes. Mr. Stephen Friedheim is the senior managing member of OZF Management, L.L.C., the general partner of OZF Management, L.P., and as such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the $20,667,046 of Notes beneficially owned by OZF Management, L.P. Each of OZ Management, L.L.C., OZF Management, L.P., OZF Management, L.L.C. Mr. Och and Mr. Friedheim disclaim any beneficial ownership of such Notes.

(2)
Includes $6,305,525 of Notes held by Van Kampen Prime Rate Income Trust, $7,575,042 of Notes held by Van Kampen Senior Income Trust and $887,175 of Notes held by Van Kampen Senior Floating Rate Fund, for which Van Kampen Investment Advisory Corp. serves as investment advisor.

(3)
Includes $551,000 of Notes held by Para Investors, L.P., $809,000 of Notes held by Para International Fund Ltd. and $2,140,000 of Notes held by Para Partners, L.P. Para Advisors, Inc. serves as investment advisor to each of these entities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Services Agreements

        Holdings entered into Management Services Agreements with each of Bain Capital, Inc. and Goldman, Sachs & Co. on December 20, 1994. Pursuant to these agreements, Holdings was to have paid Bain Capital, Inc. and Goldman, Sachs & Co., subject to compliance with the terms of the indenture governing the Notes, an aggregate annual fee of up to $3.0 million plus their respective out-of-pocket expenses in return for management consulting in the areas of corporate finance; corporate strategy; investment analysis; market research and business development; advisory services and support; negotiation; analysis of financial alternatives, acquisitions and dispositions; and other services. Holdings paid Bain Capital, Inc. and Goldman, Sachs & Co. an aggregate fee of $3.0 million in 2000. In connection with the bankruptcy proceedings, as provided in the Plan of Reorganization, each of Bain Capital and Goldman, Sachs & Co. agreed to waive all amounts due and owing under its respective Management Services Agreement. Each of the Management Services Agreements were terminated upon the effective date of the Plan of Reorganization.

PRINCIPAL EQUITYHOLDERS

Dade Behring

        Holdings is the sole stockholder of Dade Behring and has sole voting and dispositive power over the common stock of Dade Behring that it owns.

Holdings

        The following table sets forth information known to us with respect to the beneficial ownership of the common stock of Holdings as of March 26, 2003 by:

  •
  each stockholder known by us to own beneficially more than 5% of our common stock;

  •
  each of the named executive officers;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        Concurrent with this offering, certain stockholders listed below are offering up to an aggregate of 15,122,961 shares of common stock of Holding pursuant to a separate prospectus.

	Shares Beneficially Owned(2)(3)
Name of Beneficial Owner(1)
	Number	Percentage
OZ Management, L.L.C.(4)	4,985,242	12.5%
OZF Management, L.P.(4)	1,727,296	4.3%
Angelo, Gordon & Co., L.P.(5)	4,577,515	11.4%
Scoggin, LLC(6)	3,504,668	8.8%
Seneca Capital, L.P.(7)	3,350,081	8.4%
James W.P. Reid-Anderson	550,596	1.3%
John M. Duffey	140,230	*
Dominick M. Quinn	149,830	*
Hiroshi Uchida	145,830	*
Mark Wolsey-Paige	129,646	*
N. Leigh Anderson, Ph.D.	0	*
James G. Andress	1,000	*
Jeffrey D. Benjamin	25,000	*
Alan S. Cooper	5,000	*
Bradley G. Pattelli	0	*
Richard W. Roedel	0	*
All executive officers and directors as a group (11 persons)	1,147,132	2.9%

*
Less than 1%

(1)
Unless otherwise indicated, the business address of each person named in the table above is c/o Dade Behring Holdings, Inc., 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

(2)
As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (1) the power to vote, or direct the voting of, such security or (2) investing power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of March 26, 2003. Except as otherwise noted, the persons and entities listed on this table have sole voting and investment power with respect to all of the shares of Common Stock owned by them. Calculations are based on a total of 40,026,067 shares of Common Stock outstanding as of March 26, 2003.

(3)
Includes the following number of shares of common stock issuable upon exercise of options exercisable within 60 days of March 26, 2003: (1) 395,296 shares by James W.P. Reid-Anderson; (2) 107,480 shares by Dominick M. Quinn, (3) 103,480 shares by Hiroshi Uchida (4) 97,880 shares by John M. Duffey and (5) 87,296 shares by Mark Wolsey-Paige.

(4)
Information derived from the Schedule 13G filed jointly by OZ Management, L.L.C., OZF Management, L.P., OZF Management L.L.C., Daniel S. Och and Stephen C. Friedheim with the Securities and Exchange Commission on October 11, 2002. 4,985,242 of the shares are held by the OZ Master Fund, Ltd., 684,699 of the shares are held by the OZF Credit Opportunities Master Fund, Ltd. and 1,042,597 of the shares are held by the OZF Credit Opportunities Master Fund II, Ltd. OZ Management, L.L.C. serves as principal investment manager to discretionary accounts with respect to which it has shared voting and dispositive authority over 4,985,242 shares of common stock. OZF Management, L.P. serves as principal investment manager to discretionary accounts with respect to which it has shared voting and dispositive authority over certain 1,727,296 shares of common stock. OZF Management, L.L.C. is general partner of OZF Management, L.P. Daniel S. Och is the senior managing member of OZ Management, L.L.C. and of OZF Management, L.L.C. and, as such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of the shares over which OZ Management, L.L.C. and OZF Management, L.P. have voting and dispositive authority. Stephen C. Friedheim is a senior managing member of OZF Management, L.L.C. and, as such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the shares over which such entity has voting and dispositive authority. The address for each of OZ Management, L.L.C., OZF Management, L.P., OZF Management L.L.C., Mr. Och and Mr. Friedheim is 9 West 57th Street, 39th Floor, New York, NY 10019.

(5)
Information derived from the Schedule 13D and 13D/A filed jointly by Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon with the Securities and Exchange Commission on November 26, 2002 and December 2, 2002 respectively. Consists of 4,577,515 shares held by Angelo, Gordon & Co., L.P., and certain private investment funds for which Angelo, Gordon & Co., L.P. acts as a general partner or investment advisor with sole voting and dispositive authority. John M. Angelo and Michael L. Gordon are the general partners of AG Partners, L.P., the sole general partner of Angelo, Gordon & Co. L.P. and, as such, they may be deemed to have shared voting and dispositive power over 4,577,515 shares of common stock. The address for Angelo, Gordon & Co., L.P., AG Partners, L.P., Mr. Angelo and Mr. Gordon is 245 Park Avenue, New York, NY 10167.

(6)
Information regarding Scoggin, Inc. is derived from the Schedule 13G filed jointly by Scoggin Capital Management, L.P. II, Scoggin International Fund, Ltd., Scoggin, LLC, Craig Effron, Curtis Schenker, Jeffrey E. Schwarz, Karen Finerman, Bedford Falls Investors, L.P., Metropolitan Capital Advisors International Limited and Metropolitan Capital Partners II, L.P. with the Securities and Exchange Commission on February 14, 2003. Includes 1,205,663 shares of common stock owned by Scoggin Capital Management, L.P. II. The general partner of Scoggin Capital Management, L.P. II is S&E Partners, L.P. and the general partner of S&E Partners, L.P. is Scoggin, Inc. Also includes 1,213,596 shares of common stock over which Scoggin, LLC has sole voting and dispositive authority as the general partner of Scoggin International Fund, Ltd., and 676,906 shares over which Scoggin, LLC has shared voting and dispositive authority as the investment manager for certain discretionary managed accounts. Craig Effron and Curtis Schenker are the stockholders of Scoggin, Inc. and the managing members of Scoggin, LLC and, as such, have shared voting and dispositive authority over 3,096,165 shares of common stock. Also includes 171,624 shares of common stock over which Bedford Falls Investors, L.P., has sole voting and dispositive authority.

  The general partner of Bedford Falls Investors, L.P. is Metropolitan Capital Advisors, L.P. and Metropolitan Capital Advisors, Inc., is the sole general partner of Metropolitan Capital Advisors, L.P. Also includes 147,572 shares of common stock over which Metropolitan Capital Advisors International Limited has sole voting and dispositive authority. The investment manager of Metropolitan Capital Advisors International Limited is Metropolitan Capital Partners III, L.P. and Metropolitan Capital III, Inc. is the sole general partner of Metropolitan Capital Partners III, L.P. Also includes 78,107 shares of common stock over which Metropolitan Capital Partners II, L.P. has shared voting and dispositive authority. The sole general partner of Metropolitan Capital Partners II, L.P. is KJ Advisors, Inc. Jeffrey E. Schwarz and Karen Finerman are the shareholders of Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc. and KJ Advisors, Inc. and, as such, have shared voting and dispositive authority over 397,303 shares of common stock. Also includes 6,250 shares of common stock over which Mr. Schwarz has sole voting and dispositive authority and 2,450 shares of common stock over which Mr. Schwarz has shared voting and dispositive authority. Of such shares of common stock over which Mr. Schwarz has shared voting and dispositive authority, 900 shares are held in the Schwarz Family Foundation Trust, 1,500 shares are held in the Schwarz Children's Trust and 50 shares are held in a family custodial account. Also includes 2,500 shares of common stock over which Ms. Finerman has sole voting and dispositive authority. The address for each of Scoggin Capital Management, L.P. II, Scoggin, LLC, Scoggin International Fund, Ltd., Mr. Effron, Mr. Schenker, Jeffrey E. Schwarz, Karen Finerman, Bedford Falls Investors, L.P., Metropolitan Capital Advisors International Limited and Metropolitan Capital Partners II, L.P is 660 Madison Avenue, New York, NY 10021.

(7)
Information derived from the Schedule 13G filed jointly by Seneca Capital Advisors, LLC, Seneca Capital, L.P., Seneca Capital II, L.P., Seneca Capital International, Ltd., Seneca Capital Investments, LLC and Douglas A. Hirsch with the Securities and Exchange Commission on February 11, 2003. Includes 1,007,754 shares of common stock that Seneca Capital Advisors, LLC may be deemed to own beneficially as the sole general partner of Seneca Capital, L.P. and Seneca Capital II, L.P., with respect to which shares Seneca Capital Advisors, LLC has shared voting and dispositive authority. Also includes 2,296,940 shares of common stock that Seneca Capital Investments, LLC may be deemed to own beneficially as the sole investment manager of Seneca Capital International, Ltd. with respect to which shares Seneca Capital Investments, LLC has shared voting and dispositive authority. Douglas A. Hirsch is the manager of Seneca Capital Advisors, LLC and Seneca Capital Investments, LLC and as such, he may be deemed to control such entities and may be deemed to be the beneficial owner of the shares over which such entities have voting and dispositive authority. Also includes 45,387 shares over which Mr. Hirsch has sole voting authority and shared dispositive authority. The address for Seneca Capital International, Ltd. is 14 Par La Ville Road, Hamilton HMJX, Bermuda. The address for each of Seneca Capital Advisors, LLC, Seneca Capital Investments, LLC, Seneca Capital, L.P., Seneca Capital, II L.P. and Mr. Hirsch is 527 Madison Avenue, 11th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material rights and provisions of the equity interests of Dade Behring and Holdings does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the respective organizational documents of each company.

Dade Behring

        Dade Behring is a corporation organized under the laws of the State of Delaware and is a wholly-owned subsidiary of Holdings.

Holdings

        Holdings is the parent company of Dade Behring and has full power and authority to manage the business affairs of Dade Behring.

General Background

        The authorized capital stock of Holdings consistes of 50 million shares of post-bankruptcy common stock, par value $0.01 per share, and 50,000 shares of preferred stock, par value $.01 per share. Pursuant to the Plan of Reorganization, Holdings was authorized and required to issue an aggregate of 39,529,479 shares of common stock to our creditors. Holdings was also authorized to issue up to 470,588 shares as stock awards pursuant to its 2002 Management Stock Award Plan. On October 3, 2002, 400,000 shares were issued as stock awards pursuant to this plan and the remainder were issued on March 13, 2003.

        As of December 31, 2002, Holdings had 39,929,479 shares of common stock outstanding and no shares of preferred stock outstanding. If all of the shares which are reserved for issuance under Holdings' equity incentive plans are issued and, in the case of stock options, exercised, Holdings will have an additional 8,379,412 shares of common stock outstanding. The Third Amended and Restated Certificate of Incorporation of Holdings prohibits it from issuing non-voting equity securities but does not contain any redemption or sinking fund provisions.

Common Stock of Holdings

        All of the outstanding shares of common stock of Holdings are validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends, whether payable in cash, property or capital stock, as may be declared from time to time by the Board of Directors of Holdings from funds, property or stock legally available therefor, and will be entitled after payment of all prior claims, to receive all of the assets of Holdings upon the liquidation, dissolution or winding up of Holdings. Generally, holders of common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

        Except as required by law, the holders of common stock of Holdings are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights. The common stock of Holdings has been publicly traded since October 3, 2002, and has traded on the NASDAQ National Market since February 27, 2003, under the ticker symbol "DADE." Holdings common stock previously traded on the over-the-counter market under the ticker symbol "DBEH." As of March 26, 2003, there were 23 holders of record of Holdings common stock, including CEDE & Co., which holds shares on behalf of many beneficial owners. On April 17, 2003, the last reported sales price for Holdings common stock as reported by Nasdaq was $19.80.

Registration Rights for the Notes

        Pursuant to the Plan of Reorganization, we entered into a Notes registration rights agreement with all initial holders of our Notes. The following summary of our Notes registration rights agreement describes some of the more important provisions therein. The complete Notes registration rights agreement, which contains precise legal terms and conditions and other information summarized here, is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Shelf Registration.    At any time after the earlier of (1) the initial public offering of Holdings', or any successor's, equity securities, excluding the offering of common stock pursuant to the Plan of Reorganization or (2) the first anniversary of the effective date of the Plan of Reorganization, the holders of 10% or more of the principal amount of outstanding registrable Notes, shall be entitled to require us to use our best efforts to file and have declared effective a shelf registration statement covering the resale of the registrable Notes of such holders. Subject to customary blackouts referred to below, we shall use our reasonable best efforts to maintain the effectiveness of any such shelf registration statement continuously for two years or such shorter period of time which shall terminate the day after the date on which all of the registrable Notes covered by a shelf registration statement has been sold pursuant to the shelf registration statement or the first date on which there shall cease to be any registrable Notes.

        Other Demand Registrations.    Subject to any "breathing period" referred to below and the termination of registration rights described below, at any time after the expiration or cessation of the effectiveness of the shelf registration statement, any holder or group of holders, collectively holding 10% or more of the principal amount of outstanding registrable Notes shall be entitled to demand up to two registrations of their registrable common stock on Form S-3, or if Form S-3 is not then available to us, Form S-1, or any successor forms. All holders of Notes shall be entitled to participate in any such demand registration on a pro rata basis and the holders making the demand shall have a priority over any Notes sought to be sold by us in any such registration. There shall be at least a 180 day "breathing period" between any of the shelf and/or other demand registrations referred to above.

        Piggyback Rights.    Unless a shelf registration statement covering all outstanding registrable Notes is then effective, holders of registrable Notes shall be entitled to piggyback onto any registration under the Securities Act by us of the Notes or other securities, on any forms other than Form S-4 or S-8 for our own account or for the account of any other holders. We shall have priority in any registration we have initiated for our own account and the holders of Notes collectively shall have priority in any registration initiated for the account of any holder. Any cutback required with respect to the holders shall be done on a pro rata basis.

        Selection of Underwriters.    In the event an offering of Notes is to be underwritten, with respect to (1) any shelf or other demand registration, we and the holders of a majority of the shares being offered shall mutually agree on the underwriters, and (2) any registration initiated by us for our own account, we shall select a nationally recognized firm of underwriters in our sole discretion.

        Blackouts.    We shall have a customary right to suspend at any time, but not to exceed one time in any twelve-month period, the registration process, and/or suspend a holders' ability to use a prospectus if certain significant corporate events are contemplated.

        Expenses.    We shall pay all customary costs and expenses associated with each registration, including for each registration statement prepared, the reasonable fees and expenses of one firm of attorneys selected by the holders of a majority of the Notes covered by such registration. Holders of Notes will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any Notes sold by them.

        Termination of Registration Rights.    Our obligation to register Notes for sale under the Securities Act shall terminate on the earlier of (1) the first date on which no registrable Notes are outstanding or (2) the first date on which less than ten percent (10%) of the aggregate principal amount of Notes issued pursuant to the Plan of Reorganization are held by the initial holders or their affiliates.

Registration Rights for Common Stock of Holdings

        Pursuant to the Plan of Reorganization, Holdings entered into the common stock registration rights agreement with all initial holders of its common stock. The material terms and conditions of the common stock registration rights agreement are substantially similar to the material terms and conditions of the Notes registration rights agreement described above. The common stock registration rights agreement, which contains precise legal terms and conditions and other information summarized here, is filed as an exhibit to the registration statement of which this prospectus forms a part.

Rights Agreement

        As of October 3, 2002, the effective date of the Plan of Reorganization, Holdings entered into the Rights Agreement with a "Rights Agent." Under the Rights Agreement, Holdings effected a distribution of one share purchase right, referred to as a "Right," for each share of common stock as of the effective date of the Plan of Reorganization. Each Right provides the holder with the right to purchase one one-thousandth (subject to adjustment as provided in the Rights Agreement) of a share of Series A Junior Participating Preferred Stock of Holdings, par value $0.01 per share, for $80.0. As provided in the Rights Agreement, the Board of Directors of Holdings authorized and directed the issuance of one Right (subject to adjustment as provided in the Rights Agreement) with respect to each share of post-bankruptcy common stock outstanding between the effective date of the Plan of Reorganization and the earlier of the Distribution Date described below, and the expiration date of the Rights Agreement.

        Under the Rights Agreement, the Rights are evidenced by the post-bankruptcy common stock share certificates or by a current ownership statement with respect to uncertificated shares of post-bankruptcy common stock until the earlier of the following, referred to as the "Distribution Date": (1) the close of business on the tenth day after the first date of public announcement that any person, referred to in this prospectus as an "Acquiring Person," which shall not include Holdings, any subsidiary or any employee benefit plan of Holdings or a subsidiary or any entity or trustee for or pursuant to the terms of any such employee benefit plan, or a person that acquired beneficial ownership of at least 15% of the outstanding shares of post-bankruptcy common stock (a) inadvertently, which shall be determined by the Board of Directors of Holdings in its good faith, (b) solely as a result of distributions made pursuant to the Plan of Reorganization, or (c) solely as a result of an acquisition by Holdings of shares of post-bankruptcy common stock which, by reducing the number of shares of post-bankruptcy common stock outstanding, increases the proportionate number of shares beneficially owned by such person to 15% or more of shares of the post-bankruptcy common stock outstanding, together with its affiliates and associates, has acquired beneficial ownership of 15% or more of the outstanding shares of post-bankruptcy common stock, or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person; or (2) the close of business on the tenth business day, or such later date as may be determined by the Board of Directors prior to the time any person becomes an Acquiring Person, following the commencement of, or of the first public announcement of the intention of such person to commence, a tender offer or exchange offer by any person, other than Holdings, or any subsidiary or any employee benefit plan of Holdings or a subsidiary or trustee thereof, the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding shares of post-bankruptcy common stock.

        As soon as practicable after the Distribution Date, each record holder of post-bankruptcy common stock as of the close of business on the Distribution Date shall be sent a Right Certificate evidencing one Right for each share of post-bankruptcy common stock so held. The Rights shall become exercisable on the Distribution Date and shall expire on the earlier of: (1) the close of business on the specified anniversary of the Rights Agreement, as specified in the Rights Agreement; (2) the redemption date, as described below; or (3) the exchange date, as described below.

        Under the Rights Agreement, in the event that any person becomes an Acquiring Person as described in the Rights Agreement, then, proper provision will be made so that each holder of a Right, other than the Acquiring Person, shall have the right to receive, upon exercise thereof at the adjusted purchase price, in accordance with the terms of the Rights Agreement and in lieu of shares of preferred stock, such number of shares of post-bankruptcy common stock (or at the option of Holdings, such number of one one-thousandths of a share of preferred stock) as shall equal the result obtained by (1) multiplying the then-current purchase price by the number of one one-thousandths of a share of preferred stock for which a Right is then exercisable and dividing that product by (2) 50% of the then-current per share market price of Holdings' post-bankruptcy common stock, determined pursuant to the terms of the Rights Agreement, on the date of the occurrence of such event.

        Under the Rights Agreement, in the event that, at any time after a person has become an Acquiring Person, (1) Holdings merges with or into any person; (2) any person shall consolidate with Holdings or merges with or into Holdings and Holdings is the surviving corporation, but all or part of the common stock is changed or exchanged for stock or other securities of any other person or cash or any other property; or (3) 50% or more of Holdings' and its subsidiaries', taken as a whole, assets or earning power are sold, in each case as described in the Rights Agreement, then, in each such case, proper provisions will be made so that each holder of a Right, other than Rights that have become void, will thereafter have the right to receive, upon the exercise thereof at a price equal to the then-current purchase price multiplied by the number of one one-thousandths of a share of preferred stock for which a Right was exercisable (whether or not such Right was then exercisable) immediately prior to the time that any person first became an Acquiring Person, in accordance with the terms of the Rights Agreement and in lieu of preferred stock, such number of shares of common stock of the Principal Party, as defined in the Rights Agreement, as shall be equal to the result obtained by (1) multiplying the then-current purchase price by the number of one one-thousandths of a share of preferred stock for which a Right was exercisable immediately prior to the time that any person first became an Acquiring Person and (2) dividing that product by 50% of the then-current per share market price of the common stock of the Principal Party, determined pursuant to the terms of the Rights Agreement, on the date of consummation of such consolidation, merger, sale or transfer.

        The Board of Directors of Holdings may, at any time prior to such time as any person first becomes an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $0.01 per Right, which we refer to as the "Redemption Price," subject to adjustment. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, at any time after any person first becomes an Acquiring Person, the Board of Directors of Holdings may, at its option, exchange the Rights (other than any Rights that have become void), in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per Right, subject to adjustment; provided that the Board of Directors shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the beneficial owner of shares of post-bankruptcy common stock aggregating 50% or more of shares of the post-bankruptcy common stock then outstanding.

        So long as the Rights are redeemable, the Rights Agreement may be amended by Holdings without the approval of any holders of Rights. At any time when the Rights are no longer redeemable, Holdings may amend the Rights Agreement without the approval of any holders of the Rights in order to (1) cure any ambiguity, (2) correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement, (3) shorten or lengthen any time period under the Rights Agreement, or (4) change or supplement the provisions in the Rights Agreement in any manner which Holdings may deem necessary or desirable; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Right Certificates (as such term is defined in the Rights Agreement) as such, other than an Acquiring Person, and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than in accordance with this sentence. No supplement or amendment shall be made which decreases the Redemption Price.

        The Rights Agreement, which contains precise legal terms and conditions and other information summarized here, is filed as an exhibit to the registration statement of which this prospectus forms.

DESCRIPTION OF THE EMERGENCE FACILITY

        The following description is a summary of the material terms of the Emergence Facility entered into by Dade Behring pursuant to the Plan of Reorganization. It does not restate our credit facilities in their entirety. We urge you to read our credit agreements because they, and not this description, define our rights and our obligations to our lenders and holders of debt instruments. For more complete information regarding such indebtedness, reference is made to the definitive agreements and instruments governing such indebtedness, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part, and which are incorporated by reference in this prospectus. Copies of our debt agreements also may be obtained by contacting us at 1717 Deerfield Road, Deerfield, Illinois 60015-0778, Attention: Chief Financial Officer.

Credit Facilities

  General

        Dade Behring entered into an Emergence Facility with Deutsche Bank AG, New York Branch as the administrative agent on October 3, 2002 consisting of a revolving credit facility and a term loan facility.

        The $125 million revolving credit facility is a multicurrency facility. Funds under the credit facility will be made available in both United States dollars and Euros, subject to certain restrictions. Amounts under the credit facility may be borrowed, repaid and reborrowed subject to the terms of the facility. We used this credit facility to effectuate our Plan of Reorganization and we continue to use the facility to operate our business.

        A $300 million loan and a $150 million loan comprise the term loan facility. The loans are subject to scheduled annual amortization requirements that are to be paid quarterly. We used the proceeds of the term loan facility (1) to repay a portion of our DIP facility, (2) to repay a portion of the pre-petition credit facility and (3) for ongoing working capital requirements and other corporate purposes.

  Guarantees

        Holdings and each of Dade Behring's domestic subsidiaries have unconditionally guaranteed the borrowings under the Emergence Facility, subject to customary exceptions.

  Security

        Dade Behring's and the guarantors' obligations under the Emergence Facility are secured by a first priority (subject to customary exceptions) perfected security interest in:

    •
    the capital stock (or other equity interests) owned by Dade Behring and the guarantors, subject to certain exceptions; and

    •
    all or substantially all other tangible or intangible assets of Dade Behring and each guarantor, subject to customary exceptions.

  Maturity

        The credit facility will mature on October 3, 2007. The term loan facility will mature on October 3, 2008.

  Interest

        The credit facility bears interest at variable rates, principally the Base Rate, as defined in the Emergence Facility, plus 300 basis points or LIBOR plus 400 basis points, with a step-down to lower interest rate margins based upon the achievement of specified ratings tests. The initial interest rate on the term loan facility is the Base Rate plus 325 basis points or LIBOR plus 425 basis points, with one step-down to a lower interest rate margin based upon the achievement of specified ratings tests.

  Fees

        We have agreed to pay the lenders a Commitment Fee on the unused amount of the revolving credit facility and a Letter of Credit Fee and a Facing Fee with respect to each letter of credit issued by a Lender, in each case as such terms are defined in the Emergence Facility. We have agreed to pay the administrative agent of the Emergence Facility certain fees as described in the Emergence Facility.

  Covenants

        The Emergence Facility contains customary covenants including, without limitation, restrictions on our ability to:

    •
    incur additional indebtedness, pay dividends and make other restricted payments and investments;

    •
    make acquisitions or dispose of assets;

    •
    create liens;

    •
    engage in transactions with affiliates;

    •
    merge, consolidate or transfer substantially all of our assets; and

    •
    make capital expenditures.

  Events of Default

        The Emergence Facility contains customary events of default including, without limitation:

    •
    the non-payment of principal, interest, fees or other amounts when due under the loans issued under the credit agreement (subject to grace periods in certain cases);

    •
    significant changes in the control and ownership of Holdings or Dade Behring;

    •
    cross defaults to other significant indebtedness or agreements;

    •
    events of bankruptcy and insolvency;

    •
    judgment defaults; and

    •
    failure of any guaranty or security agreement supporting the credit agreement to be in full force and effect.

  Optional and Mandatory Prepayment and Commitment Reductions

        We may voluntarily prepay the Emergence Facility at any time without premium or penalty, subject to reimbursement of the lenders' breakage costs and payments of any and all accrued interest upon customary prior notice, except during the first 24 months. For the first 12 months, a 200 basis point premium is required. For the second 12 months, a 100 basis point premium is required.

        We will be required, subject to exceptions, to prepay the Emergence Facility with:

    •
    100.0% of the net proceeds received by Holdings and/or its subsidiaries from any asset sales;

    •
    50.0% of the cash proceeds received by Holdings from any sale or issuance of equity interests of Holdings;

    •
    100.0% of the cash proceeds received by Holdings and/or its subsidiaries from the issuance or incurrence of debt or any issuance of capital stock or 100% of the cash proceeds generated by capital contributions to Dade Behring or any of its subsidiaries, subject to certain restrictions;

    •
    50.0% of the Excess Cash Flow of Holdings and its subsidiaries for each Excess Cash Flow Period, as defined in the Emergence Facility; and

    •
    100% of the proceeds received by Holdings or any of its subsidiaries from any Recovery Event, as defined in the Emergence Facility.

        Loans made under the Emergence Facility will be repaid to the extent the aggregate extensions of credit under the Emergence Facility exceed the commitments then in effect. Any excess amount to be applied against the Emergence Facility over the then outstanding amount of the Emergence Facility will be applied first to cash collateralize outstanding letters of credit and second, to permanently reduce the amount of the loan commitments.

        It will be a change of control under the Emergence Facility if:

    •
    Holdings shall cease to own directly 100% of the economic and voting interest in Dade Behring's capital stock on a fully diluted basis;

    •
    any Person or "group" (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as in effect on the date hereof) shall (a) prior to a Qualified Offering, as defined in the Emergence Facility, have acquired beneficial ownership of more than 50% on a fully diluted basis of the economic and voting interest in Holdings' capital stock, (b) after a Qualified Offering, have acquired beneficial ownership of 30% or more on a fully diluted basis of the economic and voting interest in Holdings' capital stock or (c) at any time, have obtained the power, whether or not exercised, to elect a majority of Holdings' directors;

    •
    the Board of Directors of Holdings shall cease to consist of a majority of Continuing Directors; or

    •
    any "Change of Control" as such term is defined in the indenture governing the Notes, or any successor or similar provision, or any Permitted Holdings PIK Securities shall occur.

DESCRIPTION OF THE NOTES

        On October 3, 2002, we issued $315,313,000 of 11.91% Senior Subordinated Notes due 2010 pursuant to our Plan of Reorganization in accordance with an indenture dated as of October 3, 2002 by and among us, Holdings, several of our subsidiaries, referred to herein, together with Holdings, as the "Guarantors," and BNY Midwest Trust Company, as Trustee.

        Our Plan of Reorganization also provided for a registration rights agreement with the Company and the Guarantors in favor of all holders of Notes to facilitate resale of the Notes.

        The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." As used in this "Description of Notes," references to the "Company" include only Dade Behring Inc. and not Holding or any of our respective subsidiaries.

        The following description is a summary of the material terms of the Notes and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended, or TIA, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. We urge you to read the Indenture and the registration rights agreement because they, not this description, define your rights as holders of these Notes. Copies of these agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are incorporated by reference in this prospectus. Copies of the Indenture and the registration rights agreement also may be obtained by contacting us at 1717 Deerfield Road, Deerfield, IL 60015, Attention: Chief Financial Officer.

        The Notes were issued in fully registered form only, without coupons, in denominations of whole dollar integrals. The Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially is the Trustee's corporate trust office. The Company will pay principal and premium, if any, on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, it may pay interest at the Trustee's corporate trust office or by check mailed to the registered address of holders of the Notes.

        The Notes are unsecured obligations of the Company ranking subordinate in right of payment to all Senior Debt of the Company.

Brief Description of the Notes

The Notes

    •
    are unsecured senior subordinated obligations of the Company;

    •
    are subordinated in right of payment to all existing and future Senior Debt if the Company; and

    •
    are senior in right of payment to any future Subordinated Obligations of the Company.

The Subsidiary Guarantees

    •
    unconditionally guaranty the obligations of the Company under the Notes; and

    •
    is a senior subordinated obligation of the relevant Subsidiary Guarantor.

Principal, Maturity and Interest

        The Notes are limited in aggregate principal amount to $315,313,000 and will mature on October 3, 2010. Interest on the Notes will accrue at the rate of 11.91% per annum, hereinafter referred to as the Coupon, and will be payable semiannually in cash on each April 3 and October 3 commencing on April 3, 2003, to the Persons who are registered Holders at the close of business on the March 20 and September 20 immediately preceding the applicable Interest Payment Date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance.

        The Notes are not entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption.

        The Notes are redeemable, at the Company's option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice, as set forth below:

Redemption after October 3, 2005.

        On or after October 3, 2005 the Notes will be subject to redemption at the redemption prices (expressed as percentages of the principal amount thereof) set forth below plus accrued and unpaid interest thereon to but not including the applicable Redemption Date, if redeemed during the twelve-month period beginning on October 3 of the years indicated below:

Year	%
2005	105.9550%
2006	104.4663%
2007	102.9775%
2008	101.4888%
2009 and thereafter	100.0000%

provided, however, that if the notice of redemption is mailed prior to an Interest Payment Date but the Redemption Date falls after such Interest Payment Date, then the applicable interest shall be paid on such Interest Payment Date and the accrued and unpaid interest to the Redemption Date shall be that interest accruing from such Interest Payment Date to the Redemption Date.

Makewhole Redemption

        The Company may choose to redeem the Notes at any time prior to October 3, 2005 upon the terms and subject to the conditions set forth in this paragraph. The Company may redeem all or any portion of the Notes, at once or from time to time, after giving the required notice under the Indenture. To redeem the Notes prior to October 3, 2005, the Company must pay a Redemption Price equal to the greater of:

          (1)  100% of the principal amount of the Notes to be redeemed, and

          (2)  the sum of the present values of (A) the Redemption Price of the Notes at October 3, 2005, (such Redemption Price being 105.9550%) and (B) any interest due on the Notes through October 3, 2005, in each case discounted to the date of redemption on a semniannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Makewhole Rate plus 0.50%, plus, in either case, accrued and unpaid interest, if any, to the Redemption Date; provided, however, that if the notice of redemption is mailed prior to an Interest Payment Date but the Redemption Date falls after such Interest Payment Date, then the applicable interest shall be paid on such Interest Payment Date and the accrued and unpaid interest to the Redemption Date shall be that interest accruing from such Interest Payment Date to the Redemption Date.

        Any notice to Holders of Notes of such a redemption shall include the appropriate calculation of the Redemption Price, but is not required to include the Redemption Price itself. The actual

Redemption Price, calculated as described above, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two business days prior to the Redemption Date.

Equity Clawback

        At any time and from time to time, prior to October 3, 2005, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more Equity Offerings, at a Redemption Price equal to 100% of the principal amount thereof, plus the Coupon, plus accrued and unpaid interest thereon, if any, to the Redemption Date; provided, however, that immediately after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes remains outstanding. Any such redemption shall be made within 75 days of such Equity Offering upon not less than 30 nor more than 60 days' prior notice; provided, however, that if the notice of redemption is mailed prior to an Interest Payment Date but the Redemption Date falls after the same Interest Payment Date, then the applicable interest shall be paid on the Interest Payment Date and the accrued and unpaid interest to the Redemption Date shall be that interest accruing from the Interest Payment Date to the Redemption Date.

Selection and Notice

        In case of a partial redemption, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot, pro rata or in such manner as it shall deem reasonable and fair; provided, however, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portion thereof for redemption shall be made by the Trustee only on a pro rata basis, unless such method is otherwise prohibited. Notes may be redeemed in part in multiples of $1,000 principal amount only. Notices of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder whose Notes are to be redeemed at the last address for such Holder then shown on the registry books. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after any redemption date, interest will cease to accrue on the Notes or part thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the redemption price pursuant to the Indenture.

Subordination

        The payment of all Obligations on or relating to the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on the Senior Debt. Notwithstanding the foregoing, payments and distributions made relating to the Notes pursuant to the trust described under "Legal Defeasance and Covenant Defeasance" below shall not be so subordinated in right of payment, so long as all the conditions to deposit into such trust are satisfied at the time of such deposit and such payments and distributions are otherwise permitted by the terms of all Senior Debt.

        Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, before any payment or distribution of any kind or character is made on account of any Obligations on, or with respect to, the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on, or relating to, the Notes or to acquire any of the Notes for cash or property or otherwise.

        In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on, or with respect to, the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything in the indenture to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the applicable Default Notice is received by the Trustee and only one such Blockage Period may be commenced within any 360 consecutive days. No non-payment event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a subsequent Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

        By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Debt, including the Holders, may recover less, ratably, than holders of Senior Debt. Similarly, Guarantees in respect of the Notes will be subordinated to Obligations in respect of Guarantor Senior Debt to the same extent as the Notes are subordinated to Senior Debt.

        At December 31, 2002, the Company had:

    •
    outstanding Senior Debt of $445.4 million; and

    •
    no Senior Subordinated Debt (other than the Notes).

        Although the Indenture will limit the amount of indebtedness that Holdings, the Company and its Restricted Subsidiaries may incur, such indebtedness may be substantial and all of it may be Senior Debt or Guarantor Senior Debt, as the case may be.

Change of Control

        The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

        The Indenture provides that, prior to the mailing of the notice referred to below, but in any event within 45 days following any Change of Control, the Company covenants to (1) repay in full and terminate all commitments under Indebtedness under the Bank Credit Agreement and all other Senior

Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Bank Credit Agreement and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer or (2) obtain the requisite consents under the Bank Credit Agreement and all such other Senior Debt to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with the covenant described in the second preceding sentence (and any failure to send the notice referred to in the immediately succeeding paragraph as a result of the prohibition in the second preceding sentence) may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under "Events of Default" below.

        Within 45 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase price and the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

        A Change of Control includes a sale of "all or substantially all" of the assets of Holdings or the Company. The determination of whether an asset disposition would constitute all or substantially all of the assets of Holdings or the Company, and thereby trigger a Change of Control Offer requirement, is uncertain under New York law, which governs the interpretation of the Indenture, and has been the subject of limited judicial interpretation in few jurisdictions. Courts addressing the issue have held that such determination is dependent on the particular facts involved in the disposition. As a result, there may be a degree of uncertainty in ascertaining the proportion of assets that would be necessary to constitute such a disposition for purposes of the Indenture.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

        Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of the Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Guarantees

        The Guarantors have, jointly and severally, unconditionally guaranteed, on a senior subordinated basis, the Company's obligations under the Notes and all obligations under the Indenture. Each Guarantee is subordinated to the prior payment in full of all Guarantor Senior Debt in the same manner and to the same extent that the Notes are subordinated to Senior Debt. Each Guarantee ranks equally with all other Guarantor Senior Subordinated Indebtedness of that Guarantor. The Guarantors are not permitted to incur indebtedness that is junior in right of payment to Guarantor Senior Debt but senior in right of payment to the Guarantee. Unsecured Indebtedness of the Guarantors is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured. Moreover, the Notes are structurally subordinated to the liabilities of non-guarantor Subsidiaries of the Company.

        The obligations of each Guarantor under its Guarantee are limited as necessary (after giving effect to all Guarantor Senior Debt of such Guarantor) to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Company (other than a Securitization Entity), such Guarantor will be released from its obligations under its Guarantee if:

          (1)  the sale or other disposition is in compliance with the Indenture, including the covenants "—Limitation on Asset Sales;" and

          (2)  all the obligations of such Guarantor under the Bank Credit Agreement and related documentation and any other agreements relating to any other indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.

        In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and its Guarantee if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

Certain Covenants

        The Indenture contains, among others, the following covenants:

Limitation on Restricted Payments.

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)  declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company or any of its Restricted Subsidiaries or to the Company or any of its Restricted Subsidiaries) on or in respect of shares of Holdings, the Company's or any of its Restricted Subsidiaries' Capital Stock to holders of such Capital Stock, in their capacity as such;

          (2)  purchase, redeem or otherwise acquire or retire for value any Capital Stock of Holdings, the Company or any of its Restricted Subsidiaries or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

          (3)  purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

          (4)  make any Restricted Investment (each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

    (A)
    a Default or an Event of Default shall have occurred and be continuing (or would result therefrom);

    (B)
    the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; or

    (C)
    the aggregate amount of Restricted Payments made subsequent to the Effective Date shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Effective Date and on or prior to the end of the most recent fiscal quarter ending prior to the date such Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net proceeds received by the Company (including the fair market value of property other than cash) from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Effective Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness); plus (y) without duplication of any amounts included in clause (C)(x) above, 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any equity contribution received by the Company; plus (z) 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any (i) sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries or (ii) dividend from, or the sale of the stock of, an Unrestricted Subsidiary.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

          (1)  the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

          (2)  if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares of Capital Stock of the Company (the "Retired Capital Stock"), either (A) solely in exchange for shares of Qualified Capital Stock of the Company (the "Refunding Capital Stock"), or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company, and, in the case of subclause (A) of this clause (2), the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (3)  payments for the purpose of and in an amount equal to the amount required to permit Holdings to redeem or repurchase Holdings' common equity or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (3) shall not exceed $7.5 million (which amount shall be increased (A) to $15 million upon consummation of an Initial Public Offering and (B) by the amount of any proceeds to the Company from (x) sales of Capital Stock of Holdings to management employees subsequent to the Effective Date and (y) any "key-man" life insurance policies which are used to make such redemptions or repurchases) in the aggregate; provided, further, that the cancellation of Indebtedness owing to the Company from members of management of Holdings, the Company or any of its Restricted Subsidiaries in connection with a repurchase of Capital Stock of Holdings will not be deemed to constitute a Restricted Payment under the Indenture;

          (4)  the making of distributions, loans or advances in an amount not to exceed $5.0 million per annum sufficient to permit Holdings to pay the ordinary operating expenses of Holdings (including, without limitation, directors' fees, indemnification obligations, professional fees and expenses) related to Holdings' ownership of Capital Stock of the Company;

          (5)  the payment of any amounts pursuant to the Tax Allocation Agreement;

          (6)  the making of distributions, loans or advances in an amount not to exceed $2.0 million per annum sufficient to permit Holdings to pay the salaries or other compensation of employees who perform services for both Holdings and the Company;

          (7)  so long as no Default or Event of Default shall have occurred and be continuing, payments to Holdings not to exceed $100,000 in the aggregate, to enable Holdings to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock;

          (8)  if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, other Restricted Payments in an aggregate amount not to exceed $12.0 million;

          (9)  repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof.

In determining the aggregate amount of Restricted Payments made subsequent to the Effective Date in accordance with clause (C) of the immediately preceding paragraph, (a) amounts expended (to the extent such expenditure is in the form of cash) pursuant to clauses (1), (2), (3), (7) and (8) shall be included in such calculation; provided such expenditures pursuant to clause (3) shall not be included to the extent of cash proceeds received by the Company from any "key man" life insurance policies and (b) amounts expended pursuant to clauses (4), (5), (6), (7) or (9) shall be excluded from such calculation.

Limitation on Incurrence of Additional Indebtedness.

        The Company will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company and any Guarantor may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is at least 2.0 to 1.0.

        Neither the Company nor any Guarantor will incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations or Guarantor Senior Subordinated Indebtedness of the Company or any Guarantor, as applicable, unless such Indebtedness will be subordinated to the Notes or such Guarantee to at least the same extent as such Subordinated Obligations or such Guarantor Senior Subordinated Indebtedness.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company nor any Guarantor may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies (including for purposes of any determination of (x) any basket amount in any clause of the definition "Permitted Indebtedness" or (y) whether any violation of the Indenture has occurred for purposes of determining whether such debt constitutes "Senior Debt" or "Guarantor Senior Debt") and, provided that the full amount of any revolving credit facility shall be deemed to have been incurred on the date such facility is established and not on the date of any draws on such facility. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

        For purposes of determining compliance with this "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) below, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant.

Limitations on Transactions with Affiliates.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates involving aggregate consideration in excess of

$1.0 million (an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under the immediately following paragraph and (y) Affiliate Transactions on terms that are not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, however, that for a transaction or series of related transactions with an aggregate value of $7.5 million or more but less than $10.0 million, at the Company's option (1) such determination shall be made in good faith by a majority of the disinterested members of the Board of the Directors of the Company or (2) the Board of Directors of the Company and any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; and provided, further, that for a transaction or series of related transactions with an aggregate value of $10.0 million or more, the Board of Directors of the Company and any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate.

        The foregoing restrictions shall not apply to:

          (1)  reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Holdings, the Company or any Subsidiary as determined in good faith by the Company's Board of Directors or senior management;

          (2)  transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

          (3)  transactions effected as part of a Qualified Securitization Transaction;

          (4)  any agreement as in effect as of the Effective Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Effective Date;

          (5)  Restricted Payments or Permitted Investments permitted by the Indenture;

          (6)  payments or loans to employees or consultants which are approved by the Board of Directors of the Company in good faith and which are incurred in the ordinary course of business;

          (7)  the existence of, or the performance by Holdings, the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Effective Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Effective Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Notes in any material respect;

          (8)  transactions permitted by, and complying with, the provisions of the covenant described under "—Merger, Consolidation and Sale of Assets"; and

          (9)  transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

Limitation on Liens.

        The Company will not, and will not permit any Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless (1) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or any Guarantee, as applicable, the Notes or such Guarantee, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (2) in all other cases, the Notes are equally and ratably secured, except for:

    (A)
    Liens existing as of the Effective Date and any extensions, renewals or replacements thereof;

    (B)
    Liens securing Senior Debt and Guarantor Senior Debt (whether incurred by Holdings, the Company or a Restricted Subsidiary);

    (C)
    Liens securing the Notes and the Guarantees;

    (D)
    Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Subsidiary of the Company;

    (E)
    Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced; and

    (F)
    Permitted Liens.

Prohibition on Incurrence of Senior Subordinated Debt and Guarantor Senior Subordinated Indebtedness.

        The Company will not incur any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking to any Senior Debt unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. No Guarantor will incur any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Guarantor.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions on or in respect of its Capital Stock, (2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company or (3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

    (A)
    applicable law;

    (B)
    the Indenture;

    (C)
    non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

    (D)
    any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

    (E)
    agreements existing on the Effective Date;

    (F)
    the Bank Credit Agreement;

    (G)
    restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

    (H)
    restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

    (I)
    any agreement or instrument governing Capital Stock of any Person that is acquired (other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company in contemplation of the transaction);

    (J)
    Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity;

    (K)
    any agreement or instrument governing Indebtedness (whether or not outstanding) of foreign Restricted Subsidiaries of the Company incurred in reliance on clause (3) of the definition of Permitted Indebtedness;

    (L)
    any agreement or instrument governing any other Indebtedness permitted to be incurred subsequent to the Effective Date pursuant to the provisions of clauses (2), (3), (10), (14) and (16) of the definition of "Permitted Indebtedness"; provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred (under the relevant circumstances);

    (M)
    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

    (N)
    any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (M) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Preferred Stock of Subsidiaries.

        The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company, other than Permitted Foreign Subsidiary Preferred Stock and Permitted Domestic Subsidiary Preferred Stock.

Merger, Consolidation and Sale of Assets.

        The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons or adopt a plan of liquidation unless:

          (1)  either (A) the Company shall be the survivor of such merger or consolidation or (B) the surviving Person is a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all the obligations of the Company under the Notes and the Indenture;

          (2)  immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company or the surviving Person is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant;

          (3)  immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction), no Default or Event of Default shall have occurred and be continuing; and

          (4)  each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clauses (2) and (3), (a) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

        The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

        The Indenture further provides that, subject to certain limitations described in the Indenture governing the release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and the Company will not permit a Guarantor to, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons or adopt a plan of liquidation unless:

          (1)  either (A) such Guarantor shall be the survivor of such merger or consolidation or (B) the surviving Person is a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all the obligations of the Guarantor under its Guarantee and the Indenture (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

          (2)  the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and its Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; and

          (3)  immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred by the Successor Guarantor or any of its Subsidiaries in connection with the transaction), no Default or Event of Default shall have occurred and be continuing.

Limitation on Asset Sales.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)  the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors);

          (2)  at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents; provided that the amount of (A) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, and (B) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for the purposes of this provision or for purposes of the third paragraph of this covenant; and

          (3)  upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay any Senior Debt or any Guarantor Senior Debt and, in the case of any Senior Debt or Guarantor Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to reinvest in Productive Assets, or (C) a combination of prepayment, repurchase and investment permitted by the foregoing clauses (3)(A) and (3)(B).

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(A), (3)(B) or (3)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(A), (3)(B) and (3)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $10.0 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds

Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $10.0 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $10.0 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

        Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to a Net Proceeds Offer, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations relating to such Net Proceeds Offer by virtue thereof.

Future Guarantors.

        After the Effective Date, the Company will cause each Restricted Subsidiary other than a Foreign Subsidiary or Securitization Entity created or acquired by the Company or one or more of its Restricted Subsidiaries that becomes a guarantor under the Bank Credit Agreement to execute and deliver to the Trustee a Guarantee pursuant to which such Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes on a senior subordinated basis.

Limitation of Guarantees by Subsidiaries.

        The Company will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Subsidiary (other than (1) Indebtedness and other obligations under the Bank Credit Agreement (whether outstanding on the Effective Date or thereafter incurred); (2) Permitted Indebtedness of a Restricted Subsidiary, (3) Indebtedness under Currency Agreements in reliance on clause (6) of the definition of Permitted Indebtedness or (4) Interest Swap Obligations incurred in reliance on clause (5) of the definition of Permitted Indebtedness), unless, in any such case:

      (A)
      such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a Guarantee of the Notes by such Restricted Subsidiary; and

      (B)
      (x) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Debt, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Debt may be superior to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture and (y) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture.

        Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: (1) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (2) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company, of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (A) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (B) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Reports and Additional Information

        The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company, or Holdings, if the reports of Holdings would satisfy the requirements of the Company under the applicable rules and regulations as specified below, will furnish to the Holders of Notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate form the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each within the time periods specified in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company or Holdings will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Furthermore, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The Company will also comply with the other provisions of TIA Section 314(a).

Conduct of Business

        The Company and its Restricted Subsidiaries will not engage in any businesses a majority of whose revenues are not derived from the same or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Effective Date.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

          (1)  the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (2)  the failure to pay the principal on any Note when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (3)  a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

          (4)  the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Securitization Entity) of the Company and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 20 day period described above has passed, aggregates $20 million or more at any time;

          (5)  one or more judgments in an aggregate amount in excess of $20 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (6)  any Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its Guarantee; and

          (7)  certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

        Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (1) shall become immediately due and payable or (2) if there are any amounts outstanding under the Bank Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Bank Credit Agreement or 5 business days after receipt by the Company and the Representative under the Bank Credit Agreement of such

Acceleration Notice but only if such Event of Default is then continuing. If an Event of Default of the type described in clause (7) of the preceding paragraph occurs and is continuing with respect to the Company, then such amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

          (1)  if the rescission would not conflict with any judgment or decree;

          (2)  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

          (3)  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4)  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

          (5)  in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)  the rights of holders of the Notes to receive payments solely from the trust fund described in clause (1) of the following paragraph in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

          (2)  the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)  the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)  the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence);

          (5)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture, the Bank Credit Agreement or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)  the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;

          (7)  the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

          (8)  the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness of the Company other than the Notes and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (1) either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (2) the Company has paid all other sums payable under the Indenture by the Company; and (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

          (1)  reduce the amount of Notes whose Holders must consent to an amendment;

          (2)  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

          (3)  reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

          (4)  make any Notes payable in money other than that stated in the Notes;

          (5)  make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder's Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of a class of Notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of or interest on the Notes);

          (6)  amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto, in each case, after a Change of Control has occurred or the subject Asset Sale has been consummated;

          (7)  release any Guarantor from any of its obligations under its Guarantee or the Indenture except in accordance with the terms of the Indenture; or

          (8)  modify the subordination provisions of the Indenture to adversely affect the Holders in any material respect.

        No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of the lenders under the Bank Credit Agreement under the subordination provisions of the Indenture (including any defined terms as used therein) without the consent of the requisite lenders under the Bank Credit Agreement.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or assumed in connection with the acquisition of assets from such Person and not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition.

        "Affiliate" means a Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, provided that beneficial ownership of 10% or more of the voting securities of the Company or Holdings shall be deemed to be control. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Securitization Entity makes an Investment in connection with a Qualified Securitization Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

        "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of:

          (1)  any Capital Stock of any Restricted Subsidiary of the Company; or

          (2)  any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

      (A)
      transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

      (B)
      the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets" or any disposition that constitutes a Change of Control;

      (C)
      the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

      (D)
      the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the region;

      (E)
      the licensing of intellectual property;

      (F)
      disposals or replacements of obsolete equipment in the ordinary course of business;

      (G)
      the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Wholly Owned Restricted Subsidiaries in connection with Investments permitted under the "Limitations on Restricted Payments" covenant;

      (H)
      sales of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the fair market value thereof as determined in accordance with GAAP;

      (I)
      transfers of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" (or a fractional undivided interest therein) by a Securitization Entity in a Qualified Securitization Transaction;

      (J)
      the exchange of assets held by the Company or a Restricted Subsidiary of the Company for assets held by any Person or entity, provided that (x) the assets received by the Company or such Restricted Subsidiary in any such exchange will immediately constitute, be part of, or be used as permitted under the covenant "Conduct of Business" and (y) any such assets received are of a comparable fair market value to the assets exchanged as determined in good faith by the Company; and

      (K)
      the disposition of current assets in connection with the rationalization of the Company's foreign distribution network not to exceed $10.0 million in the aggregate.

        For the purposes of clause (H), Purchase Money Notes shall be deemed to be cash.

        "Bank Credit Agreement" means the credit agreement dated as of the Effective Date, among the Company, Holdings, and the lenders party thereto in their capacities as lenders thereunder and Deutsche Bank AG, New York Branch, as administrative agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement(s) extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

        "Capital Stock" means (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person and (2) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

          (1)  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

          (3)  commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4)  certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million; provided that instruments issued by banks not having one of the two highest ratings obtainable from either S&P or Moody's shall not constitute "Cash Equivalents" for purposes of the subordination provisions of the Indenture;

          (5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6)  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above; provided that for purposes of the subordination provisions contained in the Indenture, the term "Cash Equivalents" will not include cash equivalents of the type described in clause (5) of the definition thereof.

        "Change of Control" means the occurrence of one or more of the following events:

          (1)  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

          (2)  the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

          (3)  any Person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of Holdings;

          (4)  any Person or Group, other than Holdings, shall become the owner of, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding voting stock of the Company; or

          (5)  the first day within any two-year period on which a majority of the members of the Board of Directors of the Company or Holdings are not Continuing Directors.

        "Company" means Dade Behring Inc. until a successor replaces it pursuant to the Indenture and thereafter means such successor.

        "Comparable Treasury Issue" means a particular United States treasury security selected by the Company as having a maturity comparable to the earliest optional redemption of the Notes that would be utilized in accordance with customary financial practice, in pricing new issues of corporate debt securities.

        "Comparable Treasury Yield" means, with respect to any Redemption Date for a Makewhole Redemption:

          (1)  the yield for the Comparable Treasury Issue (expressed as a yield to maturity) on the third business day preceding such Redemption Date, as set forth under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities"; or

          (2)  if that release (or any successor release) is not published or does not contain the applicable prices on the applicable business day, the yield to maturity for the Comparable Treasury Issue for that redemption date quoted to the Company by an independent investment banking firm of national standing selected by the Company.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (1) Consolidated Net Income and (2) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (1)  the incurrence of any Indebtedness giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Effective Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)  any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and applied as of September 30, 2002 attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Effective Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

        If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

          (1)  interest on outstanding Indebtedness determined on a fluctuating basis as of the Effective Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Effective Date;

          (2)  if interest on any Indebtedness actually incurred on the Effective Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

          (3)  notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (1) Consolidated Interest Expense (before amortization or write-off of debt issuance costs) plus (2) the amount of all cash dividend payments on any series of Preferred Stock of such Person plus (3) the amount of all dividend payments on any series of Permitted Domestic Subsidiary Preferred Stock.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, (1) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, and (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or loss) of such Person for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

          (1)  gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP;

          (2)  gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

          (3)  items classified as extraordinary, unusual or nonrecurring gains and losses (including, without limitation, restructuring costs), and the related tax effects according to GAAP;

          (4)  the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company;

          (5)  the net income of any Restricted Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of the Company of that income is restricted by contract, operation of law or otherwise;

          (6)  the net loss of any Person, other than a Restricted Subsidiary of the Company;

          (7)  the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person;

          (8)  only for purposes of clause (C)(w) of the first paragraph of the "Limitation on Restricted Payments" covenant, any amounts included pursuant to clause (C)(z) of the first paragraph of such covenant; and

          (9)  one time non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge constituting an extraordinary item or loss or any such non- cash charge which requires an accrual of or a reserve for cash charges for any future period, other than the net non-cash charges related to deferred revenue in connection with recourse provisions under instrument sales programs entered into in the ordinary course of business).

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or Holdings, as the case may be, who (1) was a member of such Board of Directors on the Effective Date or (2) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company, Holdings or any Restricted Subsidiary against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Designated Senior Debt" means (1) Indebtedness under or in respect of the Bank Credit Agreement and (2) any other Indebtedness constituting Senior Debt or Guarantor Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25 million and is specifically designated in the instrument evidencing such Senior Debt or Guarantor Senior Debt as "Designated Senior Debt" by the Company or the Guarantor.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

        "Effective Date" means the date of original issuance of the Notes.

        "Equity Offering" means any public or private offering for cash of the Company's common stock or the common stock of Holdings after the Effective Date (other than sales made to any Restricted Subsidiary of the Company or Holdings and other than sales of Disqualified Stock); provided that in the event an Equity Offering is consummated by Holdings, Holdings contributes to the capital of the Company all of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to paragraph 6(b) of the Notes.

        "fair market value" means, unless otherwise specified, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

        "Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

        "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

        "guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2)  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

        "Guarantee" means, individually, any guarantee of payment of the Obligations of the Company under or with respect to the Notes by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Guarantee will be in the form prescribed by the Indenture.

        "Guarantor" means, individually, each of Holdings and each Subsidiary Guarantor.

        "Guarantor Senior Debt" means, with respect to a Guarantor, means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy or other like proceedings at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of such Guarantor, whether outstanding on the Effective Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or such Guarantor's Guarantee. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

          (1)  all monetary obligations (including guarantees thereof) of every nature of such Guarantor under, or with respect to, the Bank Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

          (2)  all Interest Swap Obligations of such Guarantor (including guarantees thereof); and

          (3)  all obligations of such Guarantor (including guarantees thereof) under Currency Agreements, in each case whether outstanding on the Effective Date or thereafter incurred.

Notwithstanding the foregoing, Guarantor Senior Debt shall not include:

      (A)
      any Indebtedness, if the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or the Guarantor Guarantees;

      (B)
      any Indebtedness of a Guarantor to a Subsidiary of such Guarantor;

      (C)
      Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation);

      (D)
      Indebtedness to trade creditors and other amounts incurred by such Guarantor in connection with obtaining goods, materials or services; provided that obligations incurred under the Bank Credit Agreement shall not be excluded pursuant to this clause (D);

      (E)
      Indebtedness represented by Disqualified Capital Stock;

      (F)
      any liability for federal, state, local or other taxes owed or owing by such Guarantor;

      (G)
      that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to (x) any such obligation, no such violation shall be deemed to exist for purposes of this clause (G) if the holder(s) of such obligation or their representative shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture) and (y) any revolving Indebtedness under the Bank Credit Agreement (and any guarantee Obligations in respect thereof) incurred in violation of such provisions as a result of the application of subclause (x) of the proviso appearing in clause (2) of the definition of "Permitted Indebtedness" shall not be excluded from Guarantor Senior Debt, so long as such Indebtedness (or the Indebtedness subject to such guarantee) was extended in good faith to the Company or any other obligor under the Bank Credit Agreement; and

      (H)
      any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

        "Guarantor Senior Subordinated Indebtedness" means, with respect to a Guarantor, the obligations of such Guarantor under its Guarantee and any other indebtedness of such Guarantor (whether outstanding on the Effective Date or thereafter incurred) that specifically provides that such Indebtedness is to rank equally in right of payment with the obligations of such Guarantor under its Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of such Guarantor which is not Guarantor Senior Debt of such Guarantor.

        "Guarantor Subordinated Obligation" means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Effective Date or thereafter incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Guarantee pursuant to a written agreement.

        "Holdings" means Dade Behring Holdings, Inc., a Delaware corporation.

        "Indebtedness" means with respect to any Person, without duplication:

          (1)  all obligations of such Person for borrowed money;

          (2)  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)  all Capitalized Lease Obligations of such Person;

          (4)  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and warranty and service obligations arising in the ordinary course of business);

          (5)  all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

          (6)  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

          (7)  all obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured;

          (8)  all obligations under currency swap agreements and interest swap agreements of such Person; and

          (9)  all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, (A) the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (B) any transfer of accounts receivable, equipment or other assets (including contract rights) which constitute a sale for purposes of GAAP and any related recourse provisions under instrument sales programs entered into in the ordinary course of business shall not constitute Indebtedness hereunder.

        "Initial Public Offering" means the first underwritten public offering of Qualified Capital Stock (other than pursuant to the Plan) by either Holdings or by the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act for aggregate net cash proceeds of at least $50.0 million; provided that in the event the Initial Public Offering is consummated by Holdings, Holdings contributes to the capital of the Company at least $50.0 million of the net cash proceeds of the Initial Public Offering.

        "Interest Payment Date" means the stated maturity of an installment of interest on the Notes.

        "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude:

          (1)  issuances of any Person's common stock; and

          (2)  extensions of trade credit by the Company and its Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant:

      (A)
      "Investment" shall include and be valued at the book value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the book value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary; and

      (B)
      the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any common stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding common stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the book value of the common stock of such Restricted Subsidiary not sold or disposed of.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Makewhole Rate" means, for any redemption date, the annual rate equal to the yield to maturity, compounded semi-annually, of a selected Comparable Treasury Issue, assuming a yield for the selected Comparable Treasury Issue equal to the Comparable Treasury Yield for the particular redemption date.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents received by the Company or any of its Subsidiaries from such Asset Sale net of:

          (1)  out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

          (2)  taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

          (3)  repayment of Indebtedness that is required to be repaid in connection with such Asset Sale; and

          (4)  any portion of cash proceeds which the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Subsidiaries shall constitute Net Cash Proceeds on such date.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness, without duplication.

        "Permitted Domestic Subsidiary Preferred Stock" means any series of Preferred Stock of a domestic Restricted Subsidiary of the Company that constitutes Qualified Capital Stock and has a fixed dividend rate, the liquidation value of all series of which, when combined with the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries incurred pursuant to clause (16) of the definition of Permitted Indebtedness, does not exceed $37.5 million; provided that such amount shall increase to $75.5 million upon consummation of an Initial Public Offering.

        "Permitted Indebtedness" means, without duplication:

          (1)  the Notes and the Guarantees;

          (2)  Indebtedness incurred pursuant to the Bank Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $575.0 million (A) less the amount of all mandatory principal payments actually made by the Company in respect of term loans thereunder with the Net Cash Proceeds of Asset Sales and (B) reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder with the Net Cash Proceeds of Asset Sales; provided that (x) the aggregate principal amount of Indebtedness permitted to be incurred under this clause (2) shall be reduced on a dollar-for-dollar basis by the amount of any Indebtedness outstanding under clause (15) below (other than Indebtedness pursuant to a Qualified Securitization Transaction involving equipment and related assets), provided that the amount of such reduction shall not exceed $50 million and (y) that the amount of Indebtedness permitted to be incurred pursuant to the Bank Credit Agreement in accordance with this clause (2) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Bank Credit Agreement in reliance on, and in accordance with, clauses (10) and (16) of this definition;

          (3)  Indebtedness of foreign Restricted Subsidiaries of the Company, not to exceed $75 million;

          (4)  other Indebtedness of the Company and its Subsidiaries outstanding on the Effective Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

          (5)  Interest Swap Obligations of the Company or any of its Subsidiaries covering Indebtedness of the Company or any of its Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company from fluctuation in interest rates on their respective outstanding Indebtedness;

          (6)  Indebtedness under Currency Agreements;

          (7)  intercompany Indebtedness owed by the Company to any Wholly Owned Restricted Subsidiary of the Company, or by any Restricted Subsidiary of the Company to the Company or any Wholly Owned Restricted Subsidiary of the Company to the Company or any Wholly Owned Restricted Subsidiary of the Company;

          (8)  Acquired Indebtedness to the extent the Company could have incurred such Indebtedness in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant on the date such Indebtedness became Acquired Indebtedness;

          (9)  guarantees by the Company, its Wholly Owned Restricted Subsidiaries of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Wholly Owned Restricted Subsidiaries of the Company, the "Limitation on Guarantees by Subsidiaries" covenant;

        (10)  Indebtedness (including Capitalized Lease Obligations and any Indebtedness incurred pursuant to the Alternate Vendor Financing Program) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed the greater of (x) 5% of Total Assets or (y) an amount such that all Indebtedness incurred pursuant to this subparagraph (10) less the amount of Indebtedness permanently repaid under the Bank Credit Agreement (in effect on the date hereof) in connection with the Alternate Vendor Financing Program does not exceed $75 million (e.g., if $80 million of Indebtedness is incurred under this subparagraph (10) and the amount of Indebtedness under the Bank Credit Agreement is reduced by $40 million, an amount of $40 million for purposes of clause (y) would be measured);

        (11)  Indebtedness incurred by the Company, any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

        (12)  Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (13)  obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business

        (14)  any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness, including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith ("Refinancing Indebtedness"); provided that:

      (A)
      any such event shall not result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (x) to pay Required Premiums and related fees or (y) otherwise permitted to be incurred under the Indenture) of the Company and its Subsidiaries;

      (B)
      any such event shall not create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold (except that this subclause (B) will not apply in the event the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold was originally incurred in reliance upon clauses (7) or (16) of this definition); and

      (C)
      if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

        (15)  the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is not recourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings); and

        (16)  additional Indebtedness of the Company, its Restricted Subsidiaries in an aggregate principal amount, which together with the aggregate liquidation value of all outstanding series of Permitted Domestic Subsidiary Preferred Stock, does not exceed $50 million at any one time outstanding (which amount, in the case of Indebtedness, may, but need not, be incurred in whole or in part under the Bank Credit Agreement).

        "Permitted Investments" means:

          (1)  Investments by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company (whether existing on the Effective Date or created thereafter) or in any other Person (including by means of any transfer of cash or other property) if as a result of such Investment such Person shall become a Wholly Owned Restricted Subsidiary of the Company and Investments in the Company by any Restricted Subsidiary of the Company;

          (2)  cash and Cash Equivalents;

          (3)  Investments existing on the Effective Date;

          (4)  loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business;

          (5)  accounts receivable created or acquired in the ordinary course of business;

          (6)  Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

          (7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

          (8)  guarantees (A) by the Company of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of the Company under the Indenture or (B) permitted by the "Limitation on Guarantees by Subsidiaries" covenant;

          (9)  additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (10)  any Investment by the Company or a Wholly Owned Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an equity interest;

        (11)  any transaction to the extent it constitutes an Investment that is permitted by, and made in accordance with, the second paragraph of the "Limitations on Transactions with Affiliates" covenant (other than transactions described in clause (5) of such paragraph);

        (12)  Investments the payment for which consists exclusively of Qualified Capital Stock of the Company;

        (13)  Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, such Asset Sale is effected in compliance with the "Limitation on Asset Sales" covenant; and

        (14)  the creation of Liens on the assets of the Company or any of its Restricted Subsidiaries in compliance with the "Limitation on Liens" covenant.

        "Permitted Liens" means the following types of Liens:

          (1)  Liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (2)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (3)  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (4)  judgment Liens not giving rise to an Event of Default;

          (5)  easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (6)  any interest or title of a lessor under any Capitalized Lease Obligation;

          (7)  purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (8)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

          (9)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (10)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

        (11)  Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

        (12)  Liens securing Indebtedness under Currency Agreements;

        (13)  Liens securing Indebtedness of foreign Restricted Subsidiaries of the Company incurred in reliance on clause (3) or (10) of the definition of Permitted Indebtedness;

        (14)  Liens securing Acquired Indebtedness incurred in reliance on clause (8) of the definition of Permitted Indebtedness;

        (15)  Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not in the aggregate exceed $10.0 million at any one time outstanding;

        (16)  Liens on assets transferred to a Securitization Entity or on assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction;

        (17)  leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

        (18)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

        (19)  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

        (20)  Liens existing on the Effective Date, together with any Liens securing Indebtedness incurred in reliance on clause (14) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Effective Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced.

        "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Productive Assets" means assets (including Capital Stock) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries permitted by the covenant entitled "Conduct of Business."

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

        "Qualified Capital Stock" means any stock that is not Disqualified Capital Stock.

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (2) any other Person (in the case of a transfer by a Securitization Entity), or may grant a security interest in, any accounts receivable or equipment (whether now existing or arising or acquired in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and equipment.

        "Redemption Date" when used with respect to any Notes to be redeemed, means the date fixed for such redemption or purchase by or pursuant to the Indenture and the Notes.

        "Redemption Price" when used with respect to any Notes to be redeemed, means the price fixed for such redemption pursuant to the Indenture and the Notes.

        "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "S & P" means Standard & Poor's Corporation and its successors.

        "Securitization Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) which engages in no activities other than in connection with the financing of accounts receivable or equipment and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity:

          (1)  no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (A) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (B) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (C) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

          (2)  with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity; and

          (3)  to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Effective Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

          (1)  all monetary obligations (including guarantees thereof) of every nature of the Company under the Bank Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

          (2)  all Interest Swap Obligations (including guarantees thereof);

          (3)  all obligations (including guarantees thereof) under Currency Agreements, in each case whether outstanding on the Effective Date or thereafter incurred.

Notwithstanding the foregoing, Senior Debt shall not include:

    (A)
    any Indebtedness, if the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes;

    (B)
    any Indebtedness of the Company to a Subsidiary of the Company;

    (C)
    Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation);

    (D)
    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services; provided that obligations incurred under the Bank Credit Agreement shall not be excluded pursuant to this clause (D);

    (E)
    Indebtedness represented by Disqualified Capital Stock;

    (F)
    any liability for federal, state, local or other taxes owed or owing by the Company;

    (G)
    that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, (x) as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (G) if the holder(s) of such obligation or their representative shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture and (y) any revolving Indebtedness under the Bank Credit Agreement incurred in violation of such provisions as a result of the application of subclause (x) of the proviso appearing in clause (2) of the definition of "Permitted Indebtedness" shall not be excluded from Senior Debt, so long as such Indebtedness was extended in good faith to the Company); and

    (H)
    any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

        "Senior Subordinated Debt" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank equally with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Debt.

        "Significant Subsidiary" means, any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable or equipment transaction.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Effective Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

        "Subsidiary" with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Subsidiary Guarantor" means each Subsidiary of the Company that guarantees the Senior Debt under the Bank Credit Agreement on the Effective Date and any Restricted Subsidiary created or acquired by the Company after the Effective Date (other than a Foreign Subsidiary or a Securitization Entity) that guarantees the Senior Debt under the Bank Credit Agreement.

        "Tax Allocation Agreement" means the tax allocation agreement between the Company and Holdings as in effect on the Effective Date.

        "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet.

        "Unrestricted Subsidiary" of any Person means:

          (1)  any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

          (2)  any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (A) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (B) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (A) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (B) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

        "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

SECURITIES ELIGIBLE FOR FUTURE SALE

        We and Holdings each relied, based on the confirmation order we received from the Bankruptcy Court, on Section 1145(a)(1) of the Bankruptcy Code to exempt both the offer of the post-bankruptcy common stock and Notes, which may have been deemed to have occurred through the solicitation of acceptances of the Plan of Reorganization and the issuance of the common stock and Notes pursuant to the Plan of Reorganization, from the registration requirements of the Securities Act of 1933, as amended.

        Section 1145(a)(1) exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of the Securities Act and from registration under state securities laws if the following conditions are satisfied: (1) the securities are issued by a company (a "debtor" under the Bankruptcy Code), or its affiliates or successors, under a plan of reorganization; (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against the debtor; and (3) the securities are issued in exchange for the recipients' claim against or interest in the debtor, or principally in such exchange and partly for cash or property. In general, offers and sales of securities made in reliance on the exemption afforded under section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than underwriters, are free to resell such securities without registration under the Securities Act. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of common stock and Notes issued under the Plan of Reorganization were advised to consult with their own legal counsel as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability. It was a condition to consummation of the Plan of Reorganization that the Section 1145 exemption apply to the common stock and the Notes.

        The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) was not available to a recipient of post-bankruptcy common stock or Notes if such individual or entity was deemed to be an "underwriter" with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who (1) purchases a claim with a view toward distribution of any security to be received in exchange for the claim, (2) offers to sell securities issued under a plan for the holders of such securities, (3) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view toward distribution, or (4) is a control person of the issuer of the securities.

        Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to Rule 144 under the Securities Act (subject, however, to any resale limitations contained therein) which, in effect, permits the resale of securities (including those securities received by statutory underwriters pursuant to a Chapter 11 plan), subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions. Recipients of post-bankruptcy common stock and Notes under the Plan of Reorganization who believed they may have been statutory underwriters as defined by Section 1145 of the Bankruptcy Code were advised to consult with their own counsel as to the availability of the exemption provided by Rule 144.

        Post-bankruptcy common stock and Notes issued under the Plan of Reorganization to persons who were deemed to be underwriters under Section 1145(b) of the Bankruptcy Code, are considered restricted securities and therefore may not be resold unless an exemption under the Securities Act is available or a registration statement is filed and declared effective. Some holders of our post-bankruptcy common stock, however, have rights to have their shares registered for resale under the Securities Act.

        On March 7, 2003, Holdings filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued and reserved for future issuance under its Management Stock Option Plan, Chief Executive Officer Equity Plan, Management Stock Award Plan, Director Stock Option Plan, Nonemployee Directors' Deferred Stock Compensation Plan and the Employee Stock Purchase Plan. The registration statement covers 8,379,412 shares. The registration statement became effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under the Management Stock Option Plan of Holdings, Chief Executive Officer Equity Plan, Management Stock Award Plan, Director Stock Option Plan, Nonemployee Directors' Deferred Stock Compensation Plan and the Employee Stock Purchase Plan are eligible for resale in the public market from time to time, subject to vesting restrictions.

PLAN OF DISTRIBUTION

        Each of the selling noteholders, which term shall include their pledgees, transferees or other successors in interest, is offering the Notes for its own account, and not for our account. We will not receive any of the net proceeds of the offering.

        The selling noteholders may offer our securities for sale in one or more transactions, including:

  •
  block transactions;

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at prices determined on a negotiated or competitive bid basis.

        The selling noteholders may sell securities directly, through agents designated by them, from time to time, or by such other means as we may specify in any applicable prospectus supplement. Participating agents or broker-dealers in the distribution of any of the securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of shares of the securities purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act.

        The selling stockholder may loan or pledge the Notes to a broker-dealer and the broker-dealer may effect sales of the pledged Notes pursuant to this prospectus. In connection with the distribution of the Notes or otherwise, the selling Noteholders may enter into hedging transactions with broker-dealers. The selling Noteholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the Notes, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. In connection with these hedging transactions, broker-dealers may engage in short sales of the Notes in the course of hedging the positions they assume with the selling Noteholders. The selling Noteholders may sell Notes short or otherwise enter into hedging positions with respect to the Notes and deliver the Notes to close out these short positions and hedges.

        The selling noteholders may sell their securities through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such securities to the public at varying prices to be determined by the broker-dealer at the time of resale. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

        To the extent required, the number and amount of the securities to be sold, information relating to the underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an appropriate supplement to this prospectus.

        If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement. Underwriters, dealers and agents may be entitled, under agreements to be entered into among us and the selling noteholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. If any material change is made with respect to this plan of distribution, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

        Under the securities laws of some states, the securities covered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

        Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Any person participating in the distribution of the securities registered under the registration statement that includes this prospectus and any supplement will be subject to applicable provisions of the Exchange Act and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

        Upon sale under the registration statement that includes this prospectus and any supplement, the securities registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

        The validity of the Notes offered hereby will be passed on for us by Kirkland & Ellis, New York, New York 10022.

EXPERTS

        The Successor Company financial statements as of December 31, 2002 and for the period from October 2, 2002 to December 31, 2002 included in this Prospectus and the related financial statement schedule included in this Registration Statement have been so included in reliance on the report (which contains an explanatory paragraph related to the application of fresh-start reporting described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The Predecessor Company financial statements as of December 31, 2001 and for the period from January 1, 2002 to October 1, 2002 and for each of the two years in the period ended December 31, 2001 included in this Prospectus and the related financial statement schedule included in this Registration Statement have been so included in reliance on the report (which contains explanatory paragraphs related to (i) the Company filing for relief under Chapter 11 of the United States Bankruptcy Code and emerging from bankruptcy during 2002 as described in Notes 1 and 2 to the financial statements and (ii) the Company changing its revenue recognition policy in 2000 as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the securities to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statement and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

Dade Behring Holdings, Inc.

Index to Financial Statements and Schedules

Page
Report of PricewaterhouseCoopers LLP, Independent Accountants (Successor Company)	F-2
Report of PricewaterhouseCoopers LLP, Independent Accountants (Predecessor Company)	F-3
Consolidated Balance Sheets as of December 31, 2002 (Successor Company) and 2001 (Predecessor Company)	F-4
Consolidated Statements of Operations for the periods ended December 31, 2002 (Successor Company) and October 1, 2002 and years ended December 31, 2001 and 2000 (Predecessor Company)	F-5

Consolidated Statements of Shareholder's Equity (Deficit) for the periods ended December 31, 2002 (Successor Company) and October 1, 2002 and years ended December 31, 2001 and 2000 (Predecessor Company)	F-7
Consolidated Statements of Cash Flows for the periods ended December 31, 2002 (Successor Company) and October 1, 2002 and years ended December 31, 2001 and 2000 (Predecessor Company)	F-8
Notes to Consolidated Financial Statements	F-9
Financial Statement Schedule (Predecessor Company)	S-1
Financial Statement Schedule (Successor Company)	S-2

Report of Independent Accountants

To the Board of Directors and Shareholders
of Dade Behring Holdings, Inc.:

        In our opinion, the consolidated balance sheet and the related consolidated statement of operations and comprehensive income (loss), of changes in shareholders' equity (deficit), and of cash flows listed in the accompanying index present fairly, in all material respects, the financial position of Dade Behring Holdings, Inc. and its subsidiaries (the Successor Company) at December 31, 2002, and the results of their operations and their cash flows for the period from October 2, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the Successor Company financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Successor Company consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Successor Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2, the accompanying financial statements of the Successor Company have been prepared in conformity with fresh start accounting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and accordingly are not comparable with any prior periods presented.

/s/ PricewaterhouseCoopers LLP Chicago, Illinois February 24, 2003

Report of Independent Accountants

To the Board of Directors and Shareholders
of Dade Behring Holdings, Inc.:

        In our opinion, the consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders' equity (deficit), and of cash flows listed in the accompanying index present fairly, in all material respects, the financial position of Dade Behring Holdings, Inc. and its subsidiaries (the Predecessor Company) at December 31, 2001, and the results of their operations and their cash flows for the period from January 1, 2002 to October 1, 2002 and for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the Predecessor Company financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Predecessor Company consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Predecessor Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Notes 1 and 2, the Predecessor Company filed for relief under Chapter 11 of the United States Bankruptcy Code and emerged from bankruptcy proceedings during 2002. Upon emergence from bankruptcy, the consolidated financial statements of the Predecessor Company are presented in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code."

        As discussed in Note 3, the Predecessor Company changed its method of accounting for goodwill and other intangible assets in 2002. Also as discussed in Note 3, the Predecessor Company changed its revenue recognition policy in 2000.

/s/ PricewaterhouseCoopers LLP Chicago, Illinois February 24, 2003

Dade Behring Holdings, Inc.

Consolidated Balance Sheets

	Successor Company	Predecessor Company
	December 31, 2002	December 31, 2001
	(Dollars in millions, except share-related data)
Assets
Current assets:
Cash and cash equivalents	$35.5	$86.8
Restricted cash	7.9	4.4
Accounts receivable, net	289.7	262.0
Inventories	174.3	201.1
Prepaid expenses and other current assets	18.9	14.3
Deferred income taxes	0.4	0.8

Total current assets	526.7	569.4
Property, plant and equipment, net	390.5	327.5
Debt issuance costs, net	14.0	29.6
Deferred income taxes	3.5	12.4
Identifiable intangible assets, net	414.3	46.5
Goodwill, net	543.0	110.0
Other assets	26.8	46.5

Total assets	$1,918.8	$1,141.9

Liabilities, Redeemable Preferred Stock, and Shareholders' Equity (Deficit)
Current liabilities:
Short-term debt	$6.1	$59.1
Current portion of long-term debt	5.0	1,476.8
Accounts payable	76.8	82.2
Accrued liabilities	228.5	248.6

Total current liabilities	316.4	1,866.7
Long-term debt	760.7	—
Deferred income taxes	122.6	11.4
Other liabilities	131.0	126.6

Total liabilities	1,330.7	2,004.7
Commitments and contingencies (Note 16)
Redeemable preferred stock: cumulative 10%; exchangeable; $.01 par value; 100,000 shares authorized; 14,688 shares issued and outstanding at December 31, 2001; redeemable at $1,000 per share	—	18.7
Shareholders' equity (deficit):
Predecessor Company Common Stock
Class L common stock: cumulative 12%; $.01 par value; 8,000,000 shares authorized; 6,714,520 shares issued and 4,608,552 shares outstanding at December 31, 2001	—	70.0
Common stock: $.01 par value; 80,000,000 shares authorized; 58,336,804 shares issued and 39,093,960 shares outstanding at December 31, 2001	—	0.6
Class B common stock: $.01 par value; 6,000,000 shares authorized: 6,000,000 shares issued and outstanding at December 31, 2001; convertible on a 1-for-1 basis into Common stock	—	0.1
Successor Company Common Stock: $.01 par value; 50,000,000 shares authorized; 39,929,479 shares issued and outstanding at December 31, 2002	0.4	—
Treasury stock, at cost	—	(372.1)
Additional paid-in capital	643.1	477.3
Unearned stock-based compensation	—	(2.4)
Accumulated deficit	(48.6)	(894.2)
Accumulated other comprehensive loss	(6.8)	(160.8)

Total shareholders' equity (deficit)	588.1	(881.5)

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$1,918.8	$1,141.9

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

		Predecessor Company
	Successor Company
			Year Ended December 31,
	Period Ended December 31, 2002	Period Ended October 1, 2002
			2001	2000
	(Dollars in millions, except per share data)
Net sales	$347.1	$934.4	$1,232.4	$1,183.7
Cost of goods sold	228.8	467.5	595.6	583.4

Gross profit	118.3	466.9	636.8	600.3
Operating costs and expenses:
Marketing and administrative expenses	124.5	322.9	432.3	470.8
Research and development expenses	28.8	65.3	83.7	103.3
Goodwill amortization expense	—	—	8.9	5.0
Cost reduction programs expense	—	2.9	11.2	19.2
Restructuring expense, net	—	(2.8)	12.2	25.3

Income (loss) from operations	(35.0)	78.6	88.5	(23.3)
Other (expense) income:
Interest expense (Contractual interest expense was $99.7 for the period ended October 1, 2002, Note 1)	(19.5)	(91.9)	(151.5)	(152.6)
Interest income	0.9	2.7	6.0	3.0
Balance sheet restructuring costs	—	(21.2)	(23.9)	—
Foreign exchange gain (loss)	3.8	(1.8)	(10.1)	2.7
Other	2.0	(2.7)	(2.3)	7.6

Loss before reorganization items and income tax	(47.8)	(36.3)	(93.3)	(162.6)
Reorganization items:
Gain on extinguishment of debt	—	786.3	—	—
Fresh-start adjustments	—	816.6	—	—
Reorganization costs	(2.2)	(35.4)	—	—

Income (loss) before income tax	(50.0)	1,531.2	(93.3)	(162.6)
Income tax expense(benefit)	(1.4)	20.1	8.4	363.2

Income (loss) before cumulative effect of change in accounting principle	(48.6)	1,511.1	(101.7)	(525.8)
Cumulative effect of change in accounting principle, net of tax	—	20.0	—	(6.8)

Net income (loss)	(48.6)	1,531.1	(101.7)	(532.6)

Other comprehensive income (loss), before income tax:
Foreign currency translation adjustments	16.1	2.2	(14.0)	(28.1)
Additional minimum pension liability adjustment	(8.7)	(14.3)	(45.9)	(1.1)
Net loss on derivative instruments	(4.5)	(0.8)	(1.3)	—
Income tax effects related to items of comprehensive income (loss)	9.7	(0.3)	(0.5)	—

Other comprehensive loss, net of income tax	(6.8)	(12.6)	(60.7)	(29.2)

Comprehensive income (loss)	$(55.4)	$1,518.5	$(162.4)	$(561.8)

Basic and diluted net loss per Successor Company common share:	$(1.22)

		Predecessor Company
	Successor Company
			Year Ended December 31,
	Period Ended December 31, 2002	Period Ended October 1, 2002
			2001	2000
	(Dollars in millions, except per share data)
Basic income (loss) per Predecessor Company Class L and Common shares:
Income (loss) before extraordinary item and cumulative effect of change in accounting principle
Class L common share		$31.22	$(2.08)	$(10.61)
Common share		30.28	(2.08)	(10.61)
Cumulative effect of change in accounting principle
Class L common share		.40	—	(0.14)
Common share		.40	—	(0.14)
Net income (loss)
Class L common share		$31.62	$(2.08)	$(10.75)
Common share		30.68	(2.08)	(10.75)
Diluted income (loss) per Predecessor Company Class L and Common shares:
Income (loss) before extraordinary item and cumulative effect of change in accounting principle
Class L common share		$31.22	$(2.08)	$(10.61)
Common share		25.36	(2.08)	(10.61)
Cumulative effect of change in accounting principle
Class L common share		.40	—	(0.14)
Common share		.34	—	(0.14)
Net income (loss)
Class L common share		$31.62	$(2.08)	$(10.75)
Common share		25.70	(2.08)	(10.75)

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Dollars in millions, except share-related data)

	Predecessor Company Common Stock
	Class L Common Stock				Common Stock				Class B		Successor Company
	Outstanding		Treasury Stock		Outstanding		Treasury Stock		Common Stock		Common Stock					Accumulated Other Comprehensive Income (Loss)
													Additional Paid-in Capital	Unearned Stock-Based Compensation	Accumulated Deficit		Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Predecessor Company balance at December 31, 1999	6,714,520	$70.0	(2,105,968)	$(55.9)	58,324,804	$0.6	(19,242,844)	$(316.2)	6,000,000	$0.1	—	$—	$478.6	$(8.1)	$(256.6)	$(70.9)	$(158.4)

Net loss															(532.6)		(532.6)
Amortization of unearned stock-based compensation														2.8			2.8
Issuance of stock-based compensation													3.5	(3.5)			—
Forfeiture of stock options													(2.7)	2.7			—
Exercise of stock options					12,000												—
Accumulation of dividends on Redeemable Preferred Stock															(1.6)		(1.6)
Minimum pension liability adjustment																(1.1)	(1.1)
Cumulative translation adjustment																(28.1)	(28.1)

Predecessor Company balance at December 31, 2000	6,714,520	70.0	(2,105,968)	(55.9)	58,336,804	0.6	(19,242,844)	(316.2)	6,000,000	0.1	—	—	479.4	(6.1)	(790.8)	(100.1)	(719.0)

Net loss															(101.7)		(101.7)
Amortization of unearned stock-based compensation														1.6			1.6
Forfeiture of stock options													(2.1)	2.1			—
Accumulation of dividends on Redeemable Preferred Stock															(1.7)		(1.7)
Net loss on derivative instruments, net of income taxes																(0.8)	(0.8)
Minimum pension liability adjustment																(45.9)	(45.9)
Cumulative translation adjustment																(14.0)	(14.0)

Predecessor Company balance at December 31, 2001	6,714,520	70.0	(2,105,968)	(55.9)	58,336,804	0.6	(19,242,844)	(316.2)	6,000,000	0.1	—	—	477.3	(2.4)	(894.2)	(160.8)	(881.5)

Net income															1,531.1		1,531.1
Amortization of unearned stock-based compensation														1.0			1.0
Forfeiture of stock options													(0.2)	0.2			—
Accumulation of dividends on redeemable preferred stock															(1.7)		(1.7)
Net loss on derivative instruments, net of income taxes																(0.5)	(0.5)
Reclassification of net loss on derivative instruments, net of income tax, to earnings																1.3	1.3
Minimum pension liability adjustment																(14.3)	(14.3)
Cumulative translation adjustment																2.2	2.2
Fresh-start adjustments to equity accounts and cancellation of stock	(6,714,520)	(70.0)	2,105,968	55.9	(58,336,804)	(0.6)	19,242,844	316.2	(6,000,000)	(0.1)	—	—	(477.1)	1.2	(635.2)	172.1	(637.6)

Predecessor Company balance at October 1, 2002	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Successor Company balance at October 2, 2002	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—	$—	$—	$—	$—	$—	$—
Fresh start adjustment to equity accounts and issuance of stock											39,529,479	$0.4	$637.2	$—	$—	$—	$637.6
Issuance of stock											400,000	—	5.9				5.9
Net loss															(48.6)		(48.6)
Net loss on derivative instruments, net of income taxes																(4.5)	(4.5)
Minimum pension liability adjustment																(8.7)	(8.7)
Cumulative translation adjustment																6.4	6.4

Successor Company balance at December 31, 2002	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	39,929,479	$0.4	$643.1	$—	$(48.6)	$(6.8)	$588.1

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Cash Flows

	Successor Company	Predecessor Company
			Year Ended December 31,
	Period Ended December 31, 2002	Period Ended October 1, 2002
			2001	2000
	(Dollars in millions)
Operating Activities:
Net income (loss)	$(48.6)	$1,531.1	$(101.7)	$(532.6)
Adjustments to reconcile net income (loss) to net cash provided by (utilized for) operating activities:
Gain on extinguishment of debt	—	(786.3)	—	—
Fresh-start adjustments	57.3	(816.6)	—	—
Cumulative effect of change in accounting principle	—	(20.0)	—	6.8
Depreciation and amortization expense	30.3	86.5	120.8	99.2
Net (gain) loss on disposal of fixed assets	(0.3)	5.8	4.3	7.5
Stock-based compensation expense	5.9	1.0	1.6	2.8
Other non-cash charges	0.1	0.8	(1.5)	4.5
Provisions for restructuring reserve, net	—	(2.8)	12.2	25.3
Payments from restructuring reserves	(1.0)	(18.0)	(24.9)	(16.6)
Deferred income taxes	(3.6)	14.3	4.1	360.0
Changes in balance sheet items:
Accounts receivable, net	(37.1)	(79.6)	(121.4)	16.4
Sale of trade receivables	36.2	73.5	93.9	56.6
Inventories	21.1	17.6	41.3	(16.4)
Prepaid expenses and other current assets	(3.7)	(0.2)	5.4	(9.2)
Accounts payable	1.7	(13.8)	(31.6)	(4.3)
Accrued liabilities	11.4	47.3	49.4	(13.8)
Other, net	(2.4)	(8.1)	2.6	(25.6)

Net cash flow provided by (utilized for) operating activities	67.3	32.5	54.5	(39.4)

Investing Activities:
Acquisitions and purchase price adjustments, net of acquired cash	—	—	—	(1.2)
Capital expenditures	(36.1)	(65.2)	(87.8)	(127.1)
Proceeds from sale of assets	5.3	—	17.1	—

Net cash flow utilized for investing activities	(30.8)	(65.2)	(70.7)	(128.3)

Financing Activities:
Decrease (increase) in restricted cash	1.8	(4.6)	3.5	3.5
Net (repayments) proceeds related to short-term debt	(4.3)	(54.6)	10.5	(1.9)
Payment of debt issuance costs	—	(14.7)	—	—
Payments to bank debt lenders and senior subordinated note holders per the Plan of Reorganization	—	(409.0)	—	—
Proceeds from borrowings under new term loan facility	—	450.0	—	—
Proceeds from borrowings under new revolving credit facility	—	17.5	—	—
Net repayments of borrowings under new revolving credit facility	(17.5)	—	—	—
Proceeds from borrowings related to former revolving credit facility	—	—	16.5	655.1
Repayments of borrowings related to former revolving credit facility	—	(6.2)	(25.0)	(389.0)
Repayments of borrowings under former bank credit agreement	—	(17.5)	(41.2)	(6.0)

Net cash flow (utilized for) provided by financing activities	(20.0)	(39.1)	(35.7)	261.7

Effect of foreign exchange rates on cash	1.1	2.9	(1.9)	(3.2)
Net increase (decrease) in cash and cash equivalents	17.6	(68.9)	(53.8)	90.8
Cash and Cash Equivalents:
Beginning of Period	17.9	86.8	140.6	49.8

End of Period	$35.5	$17.9	$86.8	$140.6

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$13.6	$58.6	$119.6	$143.6
Cash paid during the period for income taxes	2.2	5.8	2.6	3.3

Non Cash Supplemental Disclosure of Cash Flow Information:
Accumulation of dividends on Redeemable Preferred Stock	$—	$—	$1.7	$1.6

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Notes To Consolidated Financial Statements

1.    Organization, Business and Plan of Reorganization

        Dade Behring Holdings, Inc., was incorporated in the State of Delaware on September 23, 1994 and owns all the capital stock of its subsidiary, Dade Behring Inc. ("DBI"), formerly Dade International, Inc. (collectively, the "Company"). The Company develops, manufactures and markets in vitro diagnostic ("IVD") equipment, reagents, consumable supplies and services worldwide.

        Prior to the reorganization described below, Bain Capital, Inc., GS Capital Partners, L.P. (an affiliate of Goldman Sachs Group, L.P.), their respective related investors, Aventis S.A. and certain of its affiliates ("Aventis S.A.") and the management of the Company owned substantially all of the capital stock of the Company.

        At December 31, 2001 and 2000, the Company was in violation of the minimum interest coverage and maximum leverage ratio covenants in its then existing bank credit agreement. Moreover, by cross-default provisions, the Company was in default of the terms of its then existing senior subordinated notes. Although the Company was able to negotiate forbearance from its creditors through July 23, 2001, in the form of temporary waivers, the negotiation process did not result in an amendment to the Credit Agreement or extended waivers. Per the then existing credit agreement, the Company was required to make significant principal payments on its existing indebtedness beginning in 2001 and continuing thereafter which required the Company to either raise sufficient funds from operations or other sources or to refinance or restructure maturing indebtedness. Accordingly, the Company negotiated with its creditors to effectuate a consensual restructuring of the Company's capital structure. Subsequent to December 31, 2001, the Company reached agreement in principle on a new capital structure with the representatives of the complete set of holders of its then existing Senior Debt (defined as the revolver and term loans under the then existing credit agreement) and then existing senior subordinated notes and received written legal confirmation of their vote of approval of a reorganization plan from a majority of the creditors. As described further below, in 2002 the Company implemented the debt restructuring by reorganizing the business under Chapter 11 of the United States Bankruptcy Code.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries, including DBI, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). The companies party to the bankruptcy proceedings are collectively referred to as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization ("POR"). All other subsidiaries of Dade Behring Holdings, Inc., which primarily operate outside of the United States, did not file for relief under the United States Bankruptcy Code. On September 18, 2002, the Bankruptcy Court confirmed the POR. All conditions under the confirmation of the POR were subsequently met, and the POR became effective on October 3, 2002, resulting in the Debtors effecting a new capital structure.

        The POR and associated new senior credit agreement / capital structure provided for the following:

  •
  A restructuring of the Company's debt occurred that reduced the principal amount of the Company's outstanding indebtedness by approximately $678.2 million and converted that debt into equity. This was accomplished by retiring existing senior debt and 11 1/8% senior subordinated notes, issuing approximately 40,000,000 shares of new common stock (50,000,000 shares are authorized), and replacing the old debt with the new debt described below. The new common stock was issued to the holders of existing senior debt, senior subordinated notes and management.

  •
  All preferred and common stock existing prior to the filing of the POR, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing of the POR were canceled.

  •
  Management incentive plans were established that provided for issuing new common stock and granting new stock option awards to employees. See Note 12, "Shareholders' Equity and Redeemable Preferred Stock," for further information.

  —
  As of October 3, 2002, 16% of the Company's fully diluted new common equity (consisting of 7,529,412 common shares) was set aside for officers and certain other employees for the issuance of options and stock awards. This 16% was fully diluted after giving effect to the issuance of options and stock awards. Of this 16%, one percent was awarded as stock awards and the remaining 15% was or will be awarded as option awards.

  —
  Of the new common stock reserved and authorized for stock option awards, approximately 11% was granted on October 3, 2002. Most of the remaining 4% of the fully diluted new common stock to be granted as stock options will be granted one year after the effective date.

  —
  A special one time bonus pool of $20.0 million will be payable upon a change in control of the Company within five years of the effective date of the POR. Such bonus pool shall be payable in cash upon such change of control to the chief executive officer, executive team and certain other employees. The pool will be reduced (but not below zero) by the aggregate amount of any realized gain in the chief executive officer's, executive team's and certain other employees' stock options awarded consistent with the terms thereof upon a change of control.

  •
  A new senior revolving credit facility in the amount of $125 million and a new senior term loan facility of $450 million (both of which include the ability to borrow in Euros) were established. New senior subordinated notes of $315.3 million were issued, which did not result in a cash infusion into the Company. See Note 10, "Debt," for further discussion.

        As a result of filing for bankruptcy, as of August 1, 2002, the Predecessor Company ceased accruing interest on the old senior subordinated notes. Had this interest been accrued, interest expense for the period ended October 1, 2002 would have been higher by $7.8 million.

        Despite the significant decrease in debt as a result of the POR, the Company is still significantly leveraged after emergence from bankruptcy and the Company's ability to meet its debt obligations will depend upon future operating performance which will be affected by many factors, certain of which are beyond the Company's control.

        The Company is restricted by its debt agreements from loaning or paying cash dividends, except in limited circumstances defined therein.

2.    Fresh-Start Reporting

        Upon emergence from bankruptcy, the consolidated financial statements of the Company are presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). In conformity with the procedures specified by Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," the Company allocated reorganization value to net assets and any excess of reorganization value not allocated to specific tangible or identified intangible assets is reported as an intangible asset representing reorganization value in excess of amounts allocable to identifiable assets. The Company has included such amount in goodwill, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." All liabilities existing at the POR confirmation date, other than deferred taxes, are required to be stated at present values of amounts to be paid. New accounting pronouncements that will be required in the financial statements within twelve months following the adoption of fresh-start accounting have been adopted at the same time fresh-start reporting was adopted.

        Although the POR became effective on October 3, 2002, for financial reporting convenience purposes, the Company recorded the adjustments necessitated by SOP 90-7 on October 1, 2002. As a result of the Company's emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, consolidated financial statements for the Company for the periods commencing on October 2, 2002 are referred to as the "Successor Company" and are not comparable with any periods prior to October 1, 2002, which are referred to as the "Predecessor Company." Aside from the effects of fresh-start reporting and new accounting pronouncements adopted on October 2, 2002 (see Note 3), the Successor Company follows the same accounting policies as the Predecessor Company. All references in these notes to the period ended October 1, 2002 (which represents the period from January 1, 2002 through October 1, 2002) and years ended December 31, 2001 and 2000 are to the Predecessor Company. All references to the period ended December 31, 2002 (which represents the period from October 2, 2002 through December 31, 2002) are to the Successor Company.

        SOP 90-7 sets forth two criteria, which the Company met, that require an organization to apply fresh-start reporting. Paragraph 36 of SOP 90-7 states:

  If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11. . .

        Reorganization value is defined by SOP 90-7 as "the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring." This value was derived by adding the fair value of all liabilities ($394.8 million) to the Company's enterprise value ($1,454.0 million). The Company's reorganization value was $1,848.8 million, which was less than the total postpetition liabilities and allowed claims of approximately $2,007.2 million. The enterprise value is defined as the total value of Dade Behring Holdings, Inc. and subsidiaries as a going concern (i.e. the fair value of assets, net of liabilities excluding bank debt and senior subordinated notes). The Company's enterprise value was determined based on consideration of many factors and by reliance on various valuation techniques, including comparable company analysis and two discounted cash flow analyses. The factors considered included, but were not limited to, the following:

  •
  Forecasted operating and cash flow results which gave effect to the estimated impact of the changes in the Company's capital structure contemplated by the Plan of Reorganization;

  •
  Discounted cash flow analyses using an EBITDA multiple or a perpetual growth rate to determine a terminal value;

  •
  Estimated values of the Company's net operating loss carryforwards;

  •
  Consideration of market values of comparable companies;

  •
  Market share and position; and

  •
  Competition and general economic considerations.

Additionally, as part of the POR, all equity instruments existing prior to the filing for bankruptcy were cancelled and new equity was issued. Approximately 99% of the new equity was issued to creditors who were not previously equity holders. As a result, the Company adopted fresh start reporting on October 1, 2002, as described earlier.

        The consolidated statement of operations for the period ended December 31, 2002 reflects gains of $786.3 million related to the discharge of indebtedness in accordance with the POR and $816.6 related to fresh-start adjustments. The following summarizes the effects of fresh-start reporting on the Company's consolidated balance sheets (in millions):

	Predecessor Company (before adjustments) October 1, 2002	Effect of POR and Fresh-Start Reporting Adjustments		Successor Company (after adjustments) October 2, 2002
Assets
Current assets:
Cash and cash equivalents	$57.1	$(39.2	)(a)	$17.9
Restricted cash	9.0	—		9.0
Accounts receivable, net	279.7	—		279.7
Inventories	191.8	56.8	(b)	248.6
Prepaid expenses and other current assets	14.9	—		14.9
Deferred income taxes	3.0	(2.6	)(c)	0.4

Total current assets	555.5	15.0		570.5
Property, plant and equipment, net	316.8	51.0	(d)	367.8
Debt issuance costs, net	24.4	(9.7	)(e)	14.7
Goodwill, net	110.3	434.6	(f)	544.9
Deferred income taxes	12.2	(9.2	)(c)	3.0
Identifiable intangible and other assets	83.7	356.9	(g)	440.6

Total assets	$1,102.9	$838.6		$1,941.5

Liabilities, Redeemable Preferred Stock and Shareholders' Equity (Deficit)
Liabilities not subject to compromise:
Current liabilities:
Short-term debt	$71.1	$(60.7	)(h)	$10.4
Current portion of long-term debt and lease obligations	—	17.5	(i)	17.5
Accounts payable	72.6	—		72.6
Accrued liabilities	215.5	(9.8	)(j)	205.7

Total current liabilities not subject to compromise	359.2	(53.0)		306.2
Deferred income taxes and other liabilities	153.7	78.7	(k)	232.4
Long-term bank debt	—	450.0	(i)	450.0
Senior subordinated notes	—	315.3	(l)	315.3

Total liabilities not subject to compromise	512.9	791.0		1,303.9
Liabilities subject to compromise:
Current liabilities:
Bank debt	1,111.0	(1,111.0	)(i)	—
Senior subordinated notes	350.0	(350.0	)(l)	—
Accrued interest on senior subordinated notes	73.9	(73.9	)(m)	—

Total liabilities subject to compromise	1,534.9	(1,534.9)		—

Total liabilities	2,047.8	(743.9)		1,303.9
Redeemable preferred stock	20.4	(20.4	)(n)	—
Shareholders' equity (deficit):
Common stock, all classes	70.7	(70.3	)(n)	0.4
Treasury stock	(372.1)	372.1	(n)	—
Additional paid-in capital	477.1	160.1	(o)	637.2
Unearned stock-based compensation	(1.2)	1.2	(n)	—
Accumulated deficit	(967.7)	967.7	(p)	—
Accumulated other comprehensive loss	(172.1)	172.1	(p)	—

Total shareholders' equity (deficit)	(965.3)	1,602.9		637.6

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$1,102.9	$838.6		$1,941.5

        The explanation of the "Effect of POR and Fresh-Start Reporting" column of the preceding consolidated balance sheet is as follows:

(a)
Cash and cash equivalents have been adjusted to reflect the amount of cash that was paid to pre-bankruptcy senior secured debt holders ($400.0 million), certain old senior subordinated noteholders in accordance with POR ($9.0 million), lenders of short-term debt ($60.7 million), as well as the payment of deferred financing fees ($14.7 million), a settlement amount ($19.0 million; see Reorganization Costs in Note 3), and other professional fees ($3.3 million), net of new borrowings on October 3, 2002 under the new term loan ($450.0 million) and revolving loan ($17.5 million) portions of the Emergence Facility (see Note 10, "Debt").

(b)
Finished goods and work-in-progress inventories have been written-up to their estimated net selling price less costs to complete, cost of disposal and a reasonable profit allowance for completing and selling effort as required by fresh-start reporting.

(c)
Deferred tax assets accounts have been adjusted as a result of fresh-start adjustments.

(d)
Property, plant and equipment has been adjusted to reflect the estimated replacement costs.

(e)
Debt issuance costs have been adjusted to write-off all costs associated with debt cancelled under POR ($24.4 million) and record the costs associated with debt facilities existing post-emergence ($14.7 million).

(f)
Goodwill existing prior to the Company's emergence from bankruptcy of $110.3 million has been written-off as required by fresh-start reporting. New goodwill representing reorganization value in excess of amounts allocated to identifiable assets pursuant to SOP 90-7 of $544.9 million was recorded, which includes $104.5 million related to deferred tax liabilities provided as a result of fresh-start adjustments. Per SFAS No. 142, reorganization value in excess of amounts allocated to identifiable assets is not amortized, but rather, will be tested at least annually for impairment.

(g)
Identifiable intangible and other assets have been adjusted primarily to reflect estimated allocations of reorganization value to certain other assets and identifiable intangible assets. Certain other intangible assets have been reduced by $4.2 million. Additionally, the following identifiable intangible assets were recognized upon the adoption of fresh-start reporting.

	Amount	Amortization Period
Customer relationships	$120.0 million	8 to 17 years
Developed technology	117.0 million	6 to 10 years
Tradenames and trademarks	135.0 million	Not applicable

$372.0 million

  The amortization periods are based on the valuation techniques utilized in the appraisal used to determine their fair value. For customer relationships, the amortization period is an estimate of the periods during which the Company will benefit from existing customer relationships. The estimate included consideration of historical and projected sales and customer retention rates. For developed technology, the amortization period is an estimate of the remaining life of the Company's existing technologies. Tradenames and trademarks are not subject to amortization as they have an indefinite life.

  Other assets have also been reduced by $10.9 million as part of the fresh-start adjustments to pension accounts.

(h)
Short-term debt has been adjusted to reflect payments made to lenders under the POR.

(i)
Bank debt has been adjusted to reflect the termination of all pre-bankruptcy bank debt ($1,111.0 million) and the post-emergence borrowings under the Emergence Facility consisting of $17.5 million of new revolving loan borrowings classified as a current liability and $450.0 million of new term loan borrowings classified as a long-term liability.

(j)
Accrued liabilities have been decreased for the payment of a settlement discussed in note (a) ($19.0 million) and professional fees ($3.3 million), offset by increases to pension accounts ($0.4 million) and current deferred tax liabilities ($12.1 million).

(k)
Other liabilities have been decreased by $1.9 million as part of the fresh-start adjustments to record pension liabilities at their fair value. Other liabilities were also increased by $80.6 million as deferred tax liabilities were provided as a result of fresh-start adjustments with the offsetting impact being captured as additional reorganization value in excess of amounts allocated to identifiable assets ($104.5 million discussed in note (f)), less the adjustment to current deferred tax liabilites ($12.1 million discussed in note (j)), and the reduction in deferred income tax assets ($11.8 million discussed in note (c)).

(l)
Senior subordinated notes have been adjusted to reflect the cancellation of all old senior subordinated debt ($350.0 million) and the issuance of new senior subordinated notes ($315.3 million) in accordance with the POR.

(m)
Accrued interest on senior subordinated notes has been adjusted to reflect the write-off of accrued interest related to the cancellation of old senior subordinated notes, as this accrued amount was not paid.

(n)
Redeemable preferred stock, common stock, treasury stock, and unearned stock-based compensation have been adjusted to reflect the cancellation of all classes of stock existing prior to the Company's emergence from bankruptcy. Common stock was also adjusted to reflect the issuance of new common stock post-emergence ($0.4 million).

(o)
Additional paid-in capital has been adjusted to reflect a gain on discharge of debt ($786.3 million), the impact of the valuation of assets discussed in notes (b), (d), (f), (g) ($805.7 million), net of the pension accounts adjustments ($9.5 million), the cancellation of all classes of old stock discussed in note (n) ($282.2 million), the elimination of accumulated deficit and other comprehensive income in note (p) ($1,139.8 million) and the issuance of new common stock ($0.4 million).

(p)
Accumulated deficit and accumulated other comprehensive loss have been eliminated as required by fresh-start reporting.

3.    Summary of Significant Accounting Policies

        This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying consolidated financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently.

Management Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

        The Company manufactures and markets a broad offering of IVD products and services which include: (1) medical diagnostic instruments, (2) reagents and consumables, and (3) maintenance services.

        Reagent and consumable shipments represent approximately 83% of the Company's sales, while instruments (13%) and services (4%) account for the remainder.

        Instruments are usually sold either directly to the customer or to a third party financing entity that in turn leases the instrument to the end customer. Occasionally, the Company will execute a sales-type lease with a customer; however, such arrangements have historically not been significant, representing less than 1% of revenue in any period presented. Instrument revenue is recognized upon delivery.

        The Company sells most of its products and services under bundled contract arrangements, which contain multiple deliverable elements. Under these arrangements, an instrument placement is accompanied by a customer commitment to purchase minimum volumes of reagents and consumables, at a pre-determined price over the contract period, which is generally sixty months. Additionally, these arrangements include a customer commitment to purchase maintenance services which covers the first year of the contract term. Additional years of service may be purchased separately. Revenues under these bundled arrangements are allocated among the contract's constituent elements (principally reagents, consumables and service) based upon the estimated fair value of each element as determined by reference to verifiable objective evidence. The Company's principal point of reference in making this determination is the amount of revenue realized when products and services are sold in stand-alone transactions. Reagent and consumables revenue is recognized over the term of the contract as they are purchased by, and delivered to, the customer.

        Some customer contracts result in equipment being placed with end customers at no charge in exchange for contractual commitments under which the Company agrees to sell reagents and consumables to the customer and provide maintenance services on the equipment, typically over a five year term. In these situations, title does not pass to the customer and no revenue on equipment placement is recognized. Rather, the cost of this equipment is carried on the Company's balance sheet and amortized to cost of sales over the useful life of the equipment, which is generally five years. During the contract term, the Company recognizes revenue for the reagents, consumables, and services provided as they are purchased by, and delivered to, the customer.

        Revenue under service contracts, which are generally for one year or less, is deferred and recognized ratably over the term of the contract.

        Revenues for products that are subject to a distribution agreement in the United States are recognized upon delivery.

        The Company does not accept product returns.

        Effective January 1, 2000, the Company changed its revenue recognition policy to conform to Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and accordingly, recorded a $6.8 million charge in the accompanying financial statements representing the cumulative effect of the change in accounting principle.

        In consideration of the issuance of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs," beginning in the third quarter of 2000, the Company reported amounts billed to customers for shipping and handling costs as a component of net revenue. These amounts were previously reported as a reduction of operating expense. A reclassification of prior period balances has been made to conform to the current year presentation. Accordingly, $11.0 million of freight billings were reclassified from operating expense to net revenue in the year ended December 31, 2000. Gross shipping, handling and other warehousing costs of $18.0 million, $50.8 million, $68.3 million and $65.3 million in the periods ended December 31, 2002 and October 1, 2002, and the years ended December 31, 2001, and 2000, respectively, are reported as operating expenses.

Cash and Cash Equivalents

        Cash and cash equivalents include demand deposits and cash equivalents which are highly liquid instruments with maturities of three months or less at the time of purchase and are held to maturity. Cash equivalents include nil and $13.3 million invested in short-term money market investments at December 31, 2002 and 2001, respectively.

Restricted Cash

        Restricted cash of $7.9 million and $4.4 million at December 31, 2002 and 2001, respectively, primarily represents compensating balances and a portion of the proceeds from the sale of trade receivables in Europe that is temporarily unavailable for use by the Company. Amounts related to the sale of trade receivables are recorded as restricted since the sale was not finalized as of year-end.

Accounts Receivable

        Accounts receivable are net of bad debt reserves of $3.1 million and $16.7 million at December 31, 2002 and 2001, respectively. Accounts receivable are unsecured. The Company factors certain trade receivables at face value to third-party financial institutions. These transactions are recorded as asset sales when control has been surrendered. In certain instances, the Company pays interest to the financial institutions at variable rates until amounts sold are collected.

Research and Development Expenses

        Expenditures by the Company for research and development are expensed as incurred.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead costs. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	40 years
Machinery and equipment	3 to 10 years
Equipment placed with customers	5 years
Capitalized software	3 to 5 years

        Leasehold improvements are capitalized and amortized over their estimated useful lives or over the terms of the related leases, if shorter.

Goodwill

        Goodwill of the Successor Company represents the reorganization intangible recognized in fresh-start reporting, and has an indefinite life. Goodwill of the Predecessor Company represents the excess cost over the fair value of net assets acquired in connection with various acquisitions made by the Company. Negative goodwill was recorded by the Predecessor Company in association with certain acquisitions. Unamortized negative goodwill balances of $20.0 million at December 31, 2001, are included in other long-term liabilities, and represent the amounts that the fair value of net assets acquired exceeded the respective total purchase price, as adjusted by the pro rata write-off of certain non-current assets. As further discussed below, unamortized negative goodwill was written-off on January 1, 2002, in connection with the adoption of a new accounting pronouncement.

        The carrying value of goodwill and other long-lived assets is reviewed for impairment annually or when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. This review compares projected future undiscounted cash flows before interest to the carrying value of the asset.

        Goodwill at December 31, 2001 aggregated $110.0 million, net of $32.5 million of accumulated amortization. Negative goodwill aggregated $20.0 million at December 31, 2001, net of $5.5 million of accumulated amortization. At and prior to December 31, 2001, goodwill and negative goodwill are included in "All Other" in our segment information in Note 17. As discussed below, as of January 1, 2002, goodwill was no longer subject to amortization. During and prior to 2001, goodwill and negative goodwill were being amortized using the straight-line method over 25 years.

        Goodwill at December 31, 2002 aggregated $543.0 million. The amount of goodwill allocated to each segment at December 31, 2002 was $271.5 million for Global Operations, $135.8 for Global

Customer Management-North America, and $135.7 million for Global Customer Management-International.

Identifiable Intangible Assets

        Identifiable intangible assets are being amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years), except for trade names and trademarks, which are not subject to amortization since they have an indefinite life. The Predecessor Company's identifiable intangible assets include the following at December 31, 2001 (in millions):

	Gross Amount	Accumulated Amortization	Net Amount
Patents and trademarks	$34.1	$(18.6)	$15.5
Internally developed software	38.3	(17.0)	21.3
Other	49.7	(40.0)	9.7

Total identifiable intangible assets	$122.1	(75.6)	$46.5

        As a result of the reorganization and fresh-start reporting, all identifiable intangible assets are stated at their fair value. This also resulted in the recognition of new types of identifiable intangible assets, as discussed in Note 2, "Fresh-Start Reporting." The Successor Company's identifiable intangible assets include the following at December 31, 2002 (in millions):

	Gross Amount	Accumulated Amortization	Net Amount
Tradenames and trademarks	$135.0	n/a	$135.0
Customer relationships	122.4	$(3.0)	119.4
Developed technology	120.6	(4.3)	116.3
Internally developed software	31.2	(0.9)	30.3
Patents	13.7	(0.4)	13.3

	$422.9	$(8.6)	$414.3

        Amortization expense totaled $8.6 million and $11.4 million for the periods ended December 31, 2002 and October 1, 2002. The estimated amount of amortization expense for the identifiable intangible assets for each full year for 2003 through 2007 is $35.8 million.

Debt Issuance Costs

        Debt issuance costs are being amortized over the applicable terms of the associated bank credit and senior subordinated notes agreements. At December 31, 2001, debt issuance costs associated with the then existing debt agreements totaled $29.6 million, net of accumulated amortization of $23.6 million. As a result of the POR, the unamortized debt issuance costs at October 1, 2002 were written off as a component of the gain on extinguishment of debt. At December 31, 2002, debt issuance costs associated with the Company's new debt agreements totaled $14.0 million, net of accumulated amortization of $0.7 million.

Balance Sheet Restructuring Costs

        The Company has recorded all incremental professional and bank fees directly associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002 in a separate line item on the Consolidated Statement of Operations titled "Balance Sheet Restructuring Costs."

        For the period ended October 1, 2002 and year ended December 31, 2001, balance sheet restructuring costs include the following (in millions):

	Period ended October 1, 2002	Year ended December 31, 2001
Professional fees	$16.0	$17.1
Bank fees not associated with the new debt facilities	2.4	6.8
Other	2.8	—

	$21.2	$23.9

Reorganization Costs

        SOP 90-7 states, among other things, that revenues, expenses, realized gains and losses, and provisions from losses resulting from the reorganization and the restructuring of the business should be reported separately as reorganization items in the consolidated statement of operations. Accordingly, the Company has recorded all costs associated with the reorganization of the Company's balance sheet incurred after the bankruptcy filing on August 1, 2002 in a separate line item on the Consolidated Statement of Operations titled "Reorganization Costs." For the period ended October 1, 2002 this line includes professional fees of $16.4 million and the settlement cost associated with the following matter. On September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to the Company's POR. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the POR on a number of bases. On September 17, 2002, the Company agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the POR. For the period ended December 31, 2002, professional fees of $2.2 million were incurred.

Income Taxes

        Deferred tax assets and liabilities are recognized at current tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Additionally, the Company provides deferred tax liabilities for the eventual tax effect of repatriating unremitted earnings of certain non-U.S. subsidiaries.

Foreign Currency Translation

        The Company has determined that the local currencies of its non-U.S. operations are their functional currencies except in circumstances where a country is considered to be highly-inflationary. In these situations, the U.S. dollar is considered the functional currency. Assets and liabilities of the non-U.S. subsidiaries are translated at the year-end exchange rates. Equity accounts are translated at historical rates. Revenues and expenses are translated at average rates of exchange in effect during the year. These translations result in a cumulative translation adjustment being recorded on our consolidated balance sheet.

Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively referred to as "SFAS No. 133"). These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income (loss) are included in earnings in the periods in which earnings are affected by the hedged item. As of January 1, 2001, the adoption of these new standards had no effect on the net earnings or accumulated other comprehensive income (loss).

        The Company utilizes derivative financial instruments to manage its exposure to foreign currency and interest rate fluctuations. The Company does not utilize derivative financial instruments for speculative purposes. The Company is not party to leveraged derivatives. For derivatives to qualify as a hedge at inception and throughout the hedge period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the cumulative gains or losses in accumulated other comprehensive income (loss) would immediately be reclassified into earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

Earnings (Loss) Per Share

        The computation of basic and diluted loss per share for the Successor Company is set forth in the following table (in millions, except for share data).

Period ended December 31, 2002
Net loss	$(48.6)
Basic and diluted weighted average outstanding common shares	39,929,479

Basic and diluted net loss per share	$(1.22)

        Due to the loss from operations, the effect of the 5.3 million of outstanding options at December 31, 2002 was not included because to do so would have been anti-dilutive.

        The Predecessor Company's computation of earnings per share was based on the "two-class" method described in SFAS No. 128, "Earnings Per Share." In computing earnings per share, (1) the current year yield on the Class L Common Stock is separately allocated to Class L shareholders (except in years the Company incurs a loss as Class L shareholders are not entitled to a return in such years) and, (2) income available to common shareholders (income less preferred stock dividends, less current year yield on Class L Common Stock) is allocated ratably between Class L Common Stock, Common Stock, and Class B Common Stock. Any Unreturned Original Cost plus Unpaid Yield are not components of the earnings per share computations.

        The computations of basic and diluted earnings (loss) per share for the Predecessor Company are set forth in the following tables (in millions, except per share data):

	Period ended October 1, 2002
		Portion attributable to
	Total	Class L Common Shares	Common Shares
Income before cumulative effect of change in accounting principle	$1,511.1
Less preferred stock dividends	1.7
Less Class L yield	4.4

	$1,505.0	$139.5	$1,365.5

Plus Class L yield		4.4

Income before cumulative effect of change in accounting principle available for common stock		$143.9	$1,365.5
Cumulative effect of change in accounting principle		1.8	18.2

Net loss available for common stock		$145.7	$1,383.7

Basic outstanding common shares		4,608,552	45,093,960
Dilutive effect of stock options		—	8,739,860

Diluted weighted average outstanding common shares		4,608,552	53,833,820

Basic income per Class L common share and Common share:
Income before cumulative effect of change in accounting principle		$31.21	$30.28
Cumulative effect of change in accounting principle		.40	.40

Net income available for common stock		$31.61	$30.68

Diluted income per Class L common share and Common share:
Loss before extraordinary item and cumulative effect of change in accounting principle		$31.21	$25.36
Cumulative effect of change in accounting principle		.40	.34

Net loss available for common stock		$31.61	$25.70

	Year ended December 31,
	2001	2000
Income (loss) before cumulative effect of change in accounting principle	$(101.7)	$(525.8)
Less preferred stock dividends	1.7	1.5

Income (loss) before cumulative effect of change in accounting principle available for common stock	$(103.4)	$(527.3)
Cumulative effect of change in accounting principle	—	(6.8)

Net loss available for common stock	$(103.4)	$(534.1)

Basic and diluted weighted average outstanding common shares	49,702,512	49,702,512

Basic and diluted loss per Class L common share and Common share:
Loss before extraordinary item and cumulative effect of change in accounting principle	$(2.08)	$(10.61)
Cumulative effect of change in accounting principle	—	(.14)

Net loss available for common stock	$(2.08)	$(10.75)

        Outstanding options at December 31, 2001 and 2000 of 8.7 million and 9.7 million, respectively, were not included because to do so would have been anti-dilutive.

Concentration of Credit Risk

        Substantially all of the Company's customers operate in the hospital and reference laboratory market, which may be subject to legislated healthcare reforms. Additionally, at December 31, 2002 and 2001, approximately $54.0 million or 27% and $38.6 million or 25%, respectively, of the Company's non-U.S. accounts receivable were geographically concentrated in Italy. The Company does not expect these risk factors to have a material adverse impact on its results of operations, financial position or liquidity.

Stock-Based Compensation

        Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, the use of a fair value method for recording compensation expense for stock-based compensation plans. The Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Under the intrinsic value method, compensation cost for stock options is based on the excess, if any, of the fair value of the stock at the date of the grant over the amount the employee must pay to acquire the stock (see Note 12, "Shareholders' Equity and Redeemable Preferred Stock").

        Stock options issued by the Successor Company are exercisable over time. Stock options issued by the Predecessor Company were typically exercisable over time ("Time Options") or upon the achievement of certain investment return levels by the Company ("Performance Options"). For Performance Options, the Predecessor Company recorded compensation expense over the lesser of 10 years (the life of the option) or the period over which it was expected the performance measures will be achieved.

        The fair value of the Successor Company stock options was estimated using the Black-Scholes option pricing model, based on the assumptions identified below. As the Predecessor Company's common stock was not publicly traded, the fair value of the Predecessor Company stock options was estimated using the Black-Scholes model as well; however, as prescribed in SFAS No. 123 for non-public entities, volatility was assumed to be zero.

	2002	2001	2000
Expected life (years):
Predecessor Company Time Options	—	—	5
Successor Company Options	7	—	—
Average interest rate:
Predecessor Company Time Options	—	—	6.3%
Successor Company Options	3.5%	—	—
Dividend yield:
Predecessor Company Time Options	—	—	0.0%
Successor Company Options	0.0%	—	—
Volatility
A. Successor Company Options	30.0%	—	—

        The Company accounts for all of its stock option plans under the recognition and measurement principles of APB No. 25. Accordingly, no compensation expense is reflected in net loss for the Successor Company, as all options granted by it had an exercise price equal to or greater than the market value of the underlying common stock on the grant date. For the Predecessor Company, the fair value at the grant date of the Time Options granted during 2000 was $6.9 million. The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value based method has been applied to all outstanding and unvested awards in each period.

			Year ended December 31,
		Period ended October 1, 2002
	Period ended December 31, 2002
			2001	2000
Net income (loss) as reported	$(48.6)	$1,531.1	$(101.7)	$(532.6)
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	11.3	1.8	3.8	5.6

Pro forma net income (loss)	$(59.9)	$1,529.3	$(105.5)	$(538.2)

Successor Company loss per share:
Basic and diluted as reported	$(1.22)
Basic and diluted pro forma	$(1.50)
Predecessor Company earnings (loss) per share:
Basic earnings (loss) per Class L common share as reported		$31.62	$(2.08)	$(10.75)
Basic earnings (loss) per Class L common share pro forma		31.58	(2.16)	(10.86)
Basic earnings (loss) per Common share as reported		30.68	$(2.08)	$(10.75)
Basic earnings (loss) per Common share pro forma		30.65	(2.16)	(10.86)
Diluted earnings (loss) per Class L common share as reported		$31.62	$(2.08)	$(10.75)
Diluted earnings (loss) per Class L common share pro forma		31.58	(2.16)	(10.86)
Diluted earnings (loss) per Common share as reported		25.70	$(2.08)	$(10.75)
Diluted earnings (loss) per Common share pro forma		25.67	(2.16)	(10.86)

        The fair value at the date of grant of the Time Options granted during 2000 was $6.9 million.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 141 also requires that the amount that the fair value of net assets exceeds the cost of the acquired entity, after the pro rata reduction of certain acquired assets ("negative goodwill") be recognized as a change in accounting principle upon adoption. As such, unamortized negative goodwill at December 31, 2001 aggregating $20.0 million was recognized as the cumulative effect of a change in accounting principle on January 1, 2002. With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The table below depicts what the Predecessor Company's loss before cumulative effect of change in accounting principle and net loss would have been for the years ended December 31, 2001 and 2000, had goodwill not been amortized during those periods (in millions, except per share amounts).

	2001	2000
Loss before cumulative effect of change in accounting principle
As reported	$(101.7)	$(525.8)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	4.0	5.0

Adjusted	$(97.7)	$(520.8)

Net Loss
As reported	$(101.7)	$(532.6)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	4.0	5.0

Adjusted	$(97.7)	$(527.6)

	2001	2000
Basic and diluted loss per Class L common and common share before cumulative effect of change in accounting principle
As reported	$(2.08)	$(10.61)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	0.08	0.10
Adjusted	$(2.00)	$(10.51)

Basic and diluted net loss per Class L common and common share
As reported	$(2.08)	$(10.75)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	0.08	0.10

Adjusted	$(2.00)	$(10.65)

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 was adopted by the Company on October 2, 2002. The adoption of SFAS No. 143 did not have a material impact on the Company's current financial position or results of operations.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminate the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 was adopted by the Company on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's 2002 financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002." SFAS No.145 provides for changes in the classification of gains or losses on the extinguishment of debt and addresses the treatment of certain sales-leaseback and lease modification transactions, among other things. SFAS No. 145 was adopted by the Company on October 2, 2002. The adoption of SFAS No. 145 resulted in the Company's classifying the gain on extinguishment of debt resulting from the POR as a reorganization item. SFAS No. 145 did not otherwise have a material impact on the Company's current financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of EITF No. 94-3, which recognized a liability for an exit cost on the date an entity committed itself to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after October 2, 2002. The adoption of SFAS No. 146 did not impact the Company's current financial position or results of operations. However, it will impact the timing of the establishment of restructuring reserves in the future, if the Company takes such actions.

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. The Company is in the process of analyzing the recognition and measurement provisions of FIN 45, and has not estimated the potential impact on the Company's future consolidated financial statements, as the impact will depend on the nature and amount of future transactions. The disclosure provisions, which increase the required disclosures relating to guarantees, have been adopted in these consolidated financial statements.

        FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. FIN 46 defines variable interest entities (VIE) and requires that the assets, liabilities, noncontrolling interests, and results of activities of a VIE be consolidated if certain conditions are met. For VIE's created on or after January 31, 2003, the guidance will be applied immediately. For VIE's created before that date, the guidance will be applied at the beginning of the third quarter of 2003. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is in the process of analyzing the potential effect of this recently issued accounting pronouncement on the Company's future consolidated financial statements.

Reclassifications

        Certain reclassifications have been made to prior period balances to conform to the current year presentation.

4.    Inventories

        Inventories consist of the following (in millions):

	December 31,
	2002	2001
Raw materials	$27.9	$27.9
Work-in-process	36.2	41.4
Finished products	110.2	131.8

Total inventories	$174.3	$201.1

5.    Property, Plant and Equipment

        Property, plant and equipment consist of the following (in millions):

	December 31,
	2002	2001
Land	$24.3	$7.7
Buildings and leasehold improvements	110.4	72.3
Machinery and equipment	90.8	178.9
Equipment placed with customers	122.5	384.8
Capitalized software	38.1	96.0
Construction in progress	25.4	18.0

Total property, plant and equipment, at cost	411.5	757.7
Accumulated depreciation and amortization	(21.0)	(430.2)

Net property, plant and equipment	$390.5	$327.5

        Equipment placed with customers includes instruments provided at no charge in exchange for contractual commitments for ongoing reagent revenues. The net book value of this equipment was $109.4 million and $122.4 million at December 31, 2002 and 2001, respectively. Management believes the carrying value of this equipment is recoverable from the revenues anticipated from future reagent sales. The Company has entered into capital leases for equipment placed with customers amounting to $12.7 million (net of accumulated depreciation of $1.3 million) and $8.0 million (net of accumulated depreciation of $6.6 million) at December 31, 2002 and 2001, respectively.

        Depreciation expense totaled $21.0 million, $69.9 million, $84.0 million, and $73.6 million for the periods ended December 31, 2002 and October 1, 2002, and the years ended December 31, 2001 and 2000, respectively.

6.    Accumulated Other Comprehensive Loss

        The components of accumulated other comprehensive loss are (in millions):

	December 31,
	2002	2001
Net loss on derivative instruments	$(4.5)	$(0.8)
Additional minimum pension liability	(8.7)	(48.8)
Foreign currency translation adjustments	6.4	(111.2)

Accumulated other comprehensive loss	$(6.8)	$(160.8)

7.    Cost Reduction Programs and U.S. Product Distribution Transition

        In June 2000, the Company reviewed its cost structure and announced a global cost reduction program having the objective of reducing the Company's overall cost structure. Virtually all of the Company's global operations are affected by this plan, including sales, manufacturing, marketing and support services. The Company eliminated a number of redundant positions under this program in 2000 and 2001, while adding staff in key areas, such as the direct distribution centers. For the years ended December 31, 2001 and 2000, $11.2 million and $19.2 million, respectively, of costs were incurred and expensed. These costs also relate to the cost reduction initiatives discussed in Note 8, but did not qualify for treatment as exit costs under EITF No. 94-3. These costs are incremental in nature and, although are related to the cost reduction initiatives in the 2000 and 2001 reserves, are associated with and/or benefit activities that are continued beyond completion of the cost reduction activity plan. These costs are primarily comprised of employee retention and notice pay benefits and employee travel, training and moving costs.

        As part of the cost reduction programs, the Company also terminated its agreement with the U.S. distributor of its Hemostasis and MicroScan product lines and accordingly began direct distribution of these products in the U.S. During 2000, the Company paid a $2.0 million transition service fee, recorded as marketing and administrative expense, to the distributor as a consequence of the Company's decision not to renew the U.S. distribution agreement.

8.    Restructuring Reserves

        In 1997, in connection with the acquisition of Behring Diagnostics from Aventis S.A., the Company allocated $74.3 million of the purchase price for a restructuring plan to consolidate manufacturing and distribution operations and to eliminate redundant sales, service and administrative functions (the "Behring Allocation Reserve"). No additional employees are expected to be terminated under the plan which established the Behring Allocation Reserve. At December 31, 2001, $8.1 million and $1.5 million of the Behring Allocation Reserve is classified in accrued liabilities and other long-term liabilities, respectively. At December 31, 2002, the remaining reserve balance of $1.9 million is classified in accrued liabilities. The activities associated with this reserve are expected to be primarily completed in the fourth quarter of 2003 when the Company is required to make a $1.5 million payment related to a facility no longer being utilized.

        In June 1999, in connection with a reorganization of the Company's management structure to reduce operating costs and plans to increase productivity primarily in the Company's U.S. and European sales and service and R&D groups, the Company recorded a $16.5 million restructuring charge (the "1999 Reserve"). A total of approximately 140 positions were identified for termination resulting from these activities. Of the 140 positions identified and accrued for in the 1999 Reserve, 41 employees were severed from 1999 to 2000. The Company abandoned its plans for further eliminations during 2000 due to unanticipated restrictions in local law. Accordingly $7.2 million was identified and credited to income in 2000. In 2001, excess severance accruals under the 1999 Reserve of $0.3 million were identified and credited to income. During 2002, cash severance payments were made and no balance remained in the reserve at October 1, 2002.

        As discussed in Note 7, "Cost Reduction Programs," in June 2000, the Company reviewed its cost structure and announced a global cost reduction program. The Company eliminated a number of redundant positions under this program in 2000 and 2001, which affected certain employees in virtually all functions throughout the Company, while adding staff in key areas, such as the direct distribution centers. The anticipated net effect of these changes was a reduction of approximately 450 positions. Of the net 450 position reductions, 242 employees were severed in 2000 and 193 employees were severed in 2001. Additionally, one domestic distribution center and various international sales offices were closed, all of which were leased. Management approved and initiated several actions contemplated by the cost reduction program and recorded a pre-tax reserve of $32.5 million as of December 31, 2000 (the "2000 Reserve"), which is included in the Restructuring Expense caption on the Statement of Operations. The charge included $29.3 million for severance and $3.2 million primarily for losses on leases. During 2001, an additional $3.3 million for severance and $6.5 million for facility and other exit costs, primarily as a result of not closing a subletting transaction contemplated in the Company's original restructuring plan, was provided. Separately, also during 2001, excess severance accruals of $4.9 million were identified and credited to income. This was primarily due to a higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The balance in this reserve at December 31, 2001 was $10.9 million. A credit to income of $5.9 million during the period ended October 1, 2002 was primarily due to negotiations that resulted in a reduction of the estimated loss on leases as well as the reversal of excess severance accruals due to higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The majority of actions contemplated in this reserve were completed during 2002.

        In November 2001, management approved additional cost reduction programs with the stated objective of further reducing the Company's cost structure. This cost reduction program is an extension of the cost reduction program approved in 2000 and impacted many functions throughout the Company. The Company eliminated 73 positions in 2001. Additionally, the Company consolidated certain facilities which resulted in incurring losses on leases at two domestic offices. Pursuant to these programs described above, management has approved a pre-tax reserve of $7.2 million (the "2001 Reserve"), which is included in the Restructuring Expense caption on the Statement of Operations. This charge included $4.3 million for severance and $2.9 million primarily for losses on leases. The majority of actions contemplated by these actions were completed during 2002. During 2002, due to the continuation of restructuring activities initiated in November 2001, 70 additional positions were eliminated across numerous functions of the Company at international locations. This resulted in an additional charge of $2.9 million.

        The following table summarizes the Company's restructuring activity for the years ended December 31, 2002, 2001 and 2000 (in millions):

	Facility and Other Exit Costs	Severance and Relocation	Total
1997 Behring Allocation Reserve
Reserve balance, December 31, 1999	$18.5	$1.5	$20.0
Cash payments	(6.0)	(0.5)	(6.5)

Reserve balance, December 31, 2000	12.5	1.0	13.5
Cash payments	(3.8)	(0.5)	(4.3)
Charge to income	0.4	—	0.4

Reserve balance, December 31, 2001	9.1	0.5	9.6
Cash payments	(7.6)	(0.3)	(7.9)
Charge to income	—	0.3	0.3

Reserve balance, October 1, 2002	1.5	0.5	2.0
Cash payments	—	(.1)	(.1)

Reserve balance, December 31, 2002	$1.5	$0.4	$1.9

	Facility and Other Exit Costs	Severance	Total
1999 Reserve
Reserve balance, December 31, 1999	$0.4	$10.5	$10.9
Cash payments	—	(3.0)	(3.0)
Reverse to income	(0.4)	(6.8)	(7.2)

Reserve balance, December 31, 2000	—	0.7	0.7
Cash payments	—	(0.3)	(0.3)
Reverse to income	—	(0.3)	(0.3)

Reserve balance, December 31, 2001	—	0.1	0.1
Cash payments	—	(0.1)	(0.1)

Reserve balance, October 1, 2002	$—	$—	$—

	Facility and Other Exit Costs	Severance	Total
2000 Reserve
Reserve balance, December 31, 1999	$—	$—	$—
Reserve established	3.2	29.3	32.5
Cash payments	(1.1)	(6.0)	(7.1)

Reserve balance, December 31, 2000	2.1	23.3	25.4
Cash payments	(2.8)	(16.6)	(19.4)
Charge to income, net	6.5	(1.6)	4.9

Reserve balance, December 31, 2001	5.8	5.1	10.9
Cash payments	(1.3)	(2.7)	(4.0)
Credit to income	(4.2)	(1.7)	(5.9)

Reserve balance, October 1, 2002 and December 31, 2002	$0.3	$0.7	$1.0

	Facility and Other Exit Costs	Severance	Total
2001 Reserve
Reserve balance, December 31, 2000	$—	$—	$—
Reserve established	2.9	4.3	7.2
Cash payments	—	(0.9)	(0.9)

Reserve balance, December 31, 2001	2.9	3.4	6.3
Cash payments	(1.5)	(4.5)	(6.0)
Charge to income, net	(0.1)	2.9	2.8

Reserve balance, October 1, 2002	1.3	1.8	3.1
Cash payments	(0.3)	(0.6)	(0.9)

Reserve balance, December 31, 2002	$1.0	$1.2	$2.2

9.    Accrued Liabilities

        Accrued liabilities consists of the following (in millions):

	December 31,
	2002	2001
Salaries, wages, commissions, withholdings and other payroll taxes	$91.6	$74.4
Restructuring	5.1	26.9
Property, sales and use and other taxes	30.8	22.1
Deferred service contract revenue/warranty	11.1	9.5
Interest payable	10.7	51.7
Other	79.2	64.0

	$228.5	$248.6

10.    Debt

        Debt consists of the following (in millions):

	December 31,
	2002	2001
Successor Company:
Emergence Facility:
Term Loan A-1	$300.0	$—
Term Loan A-2	133.1	—
Term Loan A-3	17.3	—
11.91% Senior Subordinated Notes	315.3	—
Borrowings under lines of credit	6.1	—
Predecessor Company:
Credit Agreement:
Revolver	—	285.7
Term Loan A	—	267.1
Term Loan B	—	287.0
Term Loan C	—	287.0
11 1/8% Senior Subordinated Notes	—	350.0
Borrowings under lines of credit	—	59.1

	$771.8	$1,535.9

Predecessor Company Bank Credit Agreement

        During 1999, in connection with the recapitalization and stock redemption plan (see Note 14, "Related Party Transactions"), the Company refinanced its existing bank credit facility by entering into a new $1.25 billion Senior Bank Credit Facility (the "Credit Agreement") consisting of $875 million of term loans and $375 million of revolving credit facilities. Borrowings were collateralized by the stock of the Company's U.S. subsidiaries, all tangible and intangible U.S. assets and a portion of the stock of the Company's foreign subsidiaries. Term Loans A, B, and C differed only in their original maturities.

        Pursuant to the Third Amendment and Waiver to the Credit Agreement dated April 23, 2001, the term loans and revolving credit facilities bore interest at variable rates based on a 3.50% margin in excess of 1-month LIBOR (1.87% at December 31, 2001).

        Under the terms of the Credit Agreement, the Company was required to maintain specified levels of interest rate protection. The Company had purchased a series of interest rate collars under which the Company would pay/receive cash to/from the counterparties if certain indexed rates of interest were exceeded. The Company had one interest rate collar outstanding as of December 31, 2001.

        The Credit Agreement contained various restrictive covenants, which the Company was in violation of at December 31, 2001. In connection with the POR, debt under the Credit Agreement was retired.

Predecessor Company Senior Subordinated Notes

        Interest on the 11 1/8% senior subordinated notes due 2006 accrued from the date of issuance and was payable semi-annually on May 1 and November 1. The Company was in default of its interest payments as of December 31, 2001. The 11 1/8% senior subordinated notes contained restrictive covenants that included, among others, cross-default provisions referencing the Company's other debt agreements. Accordingly, the Company was in violation of these covenants at December 31, 2001. In connection with the POR, these notes were retired.

Successor Company Emergence Facility

        In connection with the POR (as discussed in Note 1), the Company entered into a new credit agreement on October 3, 2002 (the "Emergence Facility"), which consists of revolving and term loan facilities.

        The multicurrency senior revolving credit facility provides for borrowings up to $125 million, of which a maximum of $75 million may be denominated in Euro at the Company's discretion. The interest rates for U.S. dollar borrowings under the revolving credit facility are variable, and may be either the Base Rate as defined in the Emergence Facility plus 300 basis points or LIBOR plus 400 basis points. For Euro denominated borrowings, the interest rate is EURIBOR plus 425 basis points. The Company will pay a commitment fee of 0.5% to 0.75% on the unused portion of the revolving loan. The revolving credit facility expires on October 3, 2007. No borrowings were outstanding on the revolving credit facility at December 31, 2002.

        The term loan facility under the Emergence Facility, as amended, consists of a $300 million six-year term loan facility ("A-1"), a $133 million six-year term loan facility ("A-2"), and a €16.5 million six-year term loan facility ("A-3"). The loans made pursuant to the term loan facility are subject to scheduled annual amortization requirements to be paid quarterly. The interest rate on the U.S. dollar denominated portions of the term loan facility (A-1 and A-2) is a base rate as defined in the Emergence Facility plus 325 basis points or LIBOR plus 425 basis points, (5.69% at December 31, 2002). The Euro denominated portion of the term loan facility (A-3) bears interest at EURIBOR plus 425 basis points (7.23% at December 31, 2002). No portion of the term loan facility, once repaid, may be reborrowed.

        The Emergence Facility agreement contains various restrictive covenants, including, without limitation, financial covenants such as consolidated debt to consolidated Bank EBITDA ("EBITDA") (earnings before interest, taxes, depreciation, amortization, and certain non-cash charges) and interest coverage ratios, capital expenditures, and trailing twelve months Bank EBITDA, reporting requirements, restrictions on other indebtedness, restrictions on liens, restrictions on asset sales and acquisitions, restrictions on payment of dividends and share repurchases and restrictions on transactions with affiliates and conduct of business. The Emergence Facility agreement also contains events of default customary for these types of facilities, including, without limitation, payment defaults, material misrepresentations, covenant defaults, bankruptcy and restrictions on a change of control of either Dade Behring Holdings, Inc. or Dade Behring Inc. Borrowings under the Emergence Facility are collateralized by the stock of the Company's U.S. subsidiaries, all tangible and intangible U.S. assets and a portion of the stock of the Company's foreign subsidiaries.

Successor Company Senior Subordinated Notes.

        In connection with the POR, DBI issued new senior subordinated notes of $315.3 million with a term of eight years and a coupon payment of 11.91%. The obligations under these senior subordinated notes are senior to all of DBI's subordinated unsecured obligations and subordinate to the Emergence Facility. Interest on the senior subordinated notes is payable on a semi-annual basis. DBI's obligations under the notes are guaranteed jointly and severally on a subordinated basis by Dade Behring Holdings, Inc. and certain of DBI's domestic subsidiaries. Subject to the restrictions in the Emergence Facility, these notes are redeemable at the Company's option in whole or in part at any time after the third anniversary of their issuance, with not less than 30 nor more than 60 days notice for an amount to be determined pursuant to a formula set forth in the notes. The redemption amount will vary depending upon the year during which the notes are redeemed. In the event that DBI raises additional equity prior to the third anniversary of the date of issuance of the notes, then, subject to the restrictions in the Emergence Facility, the Company may redeem up to 35% of the subordinated notes at par, plus the coupon, plus accrued and unpaid interest up to the redemption date. Upon the occurrence of a "change of control" as defined in the indenture governing the senior subordinated notes DBI may make an offer to purchase the subordinated notes at 101% of the outstanding principal amount thereof, plus accrued and unpaid interest up to the purchase date. The subordinated notes contain covenants typical to this type of financing and, without limitation, limitations on indebtedness, layering, restricted payments, liens, restrictions on distributions from restricted subsidiaries, sales of assets, affiliate transactions, mergers and consolidations, and lines of business. The subordinated notes also contain customary events of default typical to this type of financing, including, without limitation, failure to pay principal and/or interest when due, failure to observe covenants, certain events of bankruptcy, the rendering of certain judgments, or the loss of any guarantee.

DIP Facility

        After the Debtors filed for bankruptcy, DBI entered into a $95 million dollar debtor-in-possession revolving credit facility ("DIP Facility") which was not utilized during the bankruptcy filing period. When the POR became effective, the new senior revolving credit facility replaced the DIP Facility.

Other Credit Facilities

        At December 31, 2002 and 2001, the Company's non-U.S. subsidiaries had available credit lines from various financial institutions totaling $17.5 million and $74.2 million, respectively. These credit lines are principally used to provide working capital financing for local operations. Borrowings under these credit lines are collateralized by certain assets of the local operations.

        The Company had outstanding borrowings of $6.1 million and $59.1 million under these credit lines at December 31, 2002 and 2001, respectively at the prevailing local market interest rates.

Aggregate Maturities of Debt

        The scheduled aggregate maturities of debt at December 31, 2002 are as follows (in millions):

2003	$11.1
2004	21.3
2005	26.3
2006	43.8
2007	136.4
Thereafter	532.9

Total	$771.8

11.    Income Taxes

        Income (loss) before income tax expense is as follows (in millions):

			Year ended December 31,
	Period ended December 31, 2002	Period ended October 1, 2002
			2001	2000
U.S. (including Puerto Rico)	$(13.3)	$1,415.7	$(116.2)	$(158.4)
Non-U.S	(36.7)	115.5	22.9	(4.2)

Income (loss) before income tax expense	$(50.0)	$1,531.2	$(93.3)	$(162.6)

Tax Expense (Benefit)

        Income tax expense (benefit) consists of the following (in millions):

			Year ended December 31,
	Period ended December 31, 2002	Period ended October 1, 2002
			2001	2000
Current
U.S.
Federal	$—	$—	$—	$—
State and local (including Puerto Rico)	—	—	—	—
Non-U.S.	2.2	5.8	4.3	3.2

Current income tax expense	$2.2	$5.8	$4.3	$3.2

Deferred
U.S.
Federal	$7.5	$—	$(5.4)	$306.2
State and local (including Puerto Rico)	1.1	—	(0.8)	43.7
Non-U.S.	(12.2)	14.3	10.3	10.1

Deferred income tax expense (benefit)	(3.6)	14.3	4.1	360.0

Total income tax expense (benefit)	$(1.4)	$20.1	$8.4	$363.2

Tax Rates

        Differences between income taxes computed using the U.S. Federal income tax statutory rate of 35% and income tax expense recorded by the Company are attributable to the following (in millions):

			Year ended December 31,
	Period ended December 31, 2002	Period ended October 1, 2002
			2001	2000
Income tax benefit at statutory rate	$(17.5)	$535.9	$(32.7)	$(56.9)
Nondeductible (non-taxable) taxable goodwill	—	(0.2)	(0.2)	(0.2)
Nondeductible items	0.6	1.9	2.1	2.4
Fresh-start adjustments	—	(553.9)	—	—
State and local taxes net of Federal benefit	(0.7)	71.1	(5.8)	(6.4)
Valuation allowances	3.8	(55.5)	48.2	421.3
Tax on unremitted earnings	8.6	—	—	—
Income from non-U.S. sources	3.7	6.1	—	—
Other	0.1	14.7	(3.2)	3.0

Income tax (benefit) expense	$(1.4)	$20.1	$8.4	$363.2

Deferred Taxes

        Deferred tax assets (liabilities) are comprised of the following (in millions):

	December 31,
	2002	2001
Deferred tax liabilities
Property, plant and equipment	$(81.1)	$(16.6)
Intangible assets	(121.7)	(3.5)
Inventory	(3.5)	(2.5)
Foreign currency translation	(8.1)	(1.8)
Tax on unremitted earnings	(10.4)	(4.1)
Other	(16.3)	(16.1)

Gross deferred tax liabilities	(241.1)	(44.6)

Deferred tax assets
Property, plant and equipment	11.3	20.1
Intangible assets	97.1	53.4
Trade receivables	7.9	8.4
Inventory	6.5	8.9
Accrued liabilities	58.7	31.3
Pensions	30.0	21.2
Net operating loss carryforwards	313.4	388.8
Other	10.9	61.2

Gross deferred tax assets	535.8	593.3
Valuation allowance	(416.6)	(550.1)

Net deferred tax assets	119.2	43.2

	$(121.9)	$(1.4)

        Prior to emergence from bankruptcy, the Predecessor Company had at September 30, 2002 and December 31, 2001 net operating loss carryforwards available in the United States for Federal income tax return purposes of $889.6 million and $865.5 million (including $77.9 million relating to entities acquired in 1997), respectively, that expire in varying amounts from 2004 through 2022. Loss carryforwards expiring in years 2004 through 2012 relate to entities acquired during 1997.

        Upon emergence from bankruptcy, the U.S. NOL carryforwards have been reduced as a result of the discharge of indebtedness. Subject to certain exceptions, a debtor generally recognizes an amount of cancellation of debt ("COD") income upon satisfaction of its outstanding indebtedness equal to the excess of (1) the adjusted issue price of the indebtedness satisfied over (2) the sum of the issue price of any new indebtedness issued, the amount of cash paid and the fair market value of any other consideration, including stock of the debtor, given in satisfaction of the indebtedness. As discussed below, there is a bankruptcy exception to the recognition of COD income which applies to the Company.

        A debtor is not required to include COD income in gross income if the debt discharge occurs in a Title 11 case. However, under the Internal Revenue Code of 1986, as amended, (the "Tax Code") the debtor must, as of the first day of the next taxable year, reduce its tax attributes (in general, first its NOL carryovers and then tax credits and capital loss carryovers and then the tax basis of its assets) by the amount of COD income excluded from gross income by this exception. As an exception to the order of tax attribute reduction described above, a taxpayer can elect to reduce its tax basis in its depreciable assets first, then its NOL carryovers and then its tax credits and capital loss carryovers.

        Since the COD income was realized in a Title 11 case, the Company is not required to include the COD income in taxable income, but is required to reduce the Company's NOL carryovers by the amount of the COD income. The Company's U.S. NOL carryover as of December 31, 2002, is $681.6 million after the amount of COD income realized as a result of the Reorganization.

        As a result of the Reorganization, the Company underwent an "ownership change" within the meaning of section 382 of the Tax Code. As a consequence, after the reorganization, the Company is subject to an annual limitation on the use of any NOL carryover and certain other tax attributes incurred prior to the ownership change. Any unused section 382 limitation in a given year may be carried forward, thereby increasing the section 382 limitation in the subsequent taxable year.

        In addition to the U.S. NOL carryforwards, the Predecessor Company has net operating loss carryforwards available in countries outside the United States of $114.9 million at December 31, 2001 with various expiration dates. The Successor Company has net operating loss carryforwards available in countries outside the United States of $129.0 million at December 31, 2002 with various expiration dates.

        The realization of the deferred tax assets requires substantial worldwide taxable income in future years. In assessing the realizability of the deferred tax assets at December 31, 2002 and December 31, 2001, management considered all currently available data, the Company's historical taxable earnings (and losses) by jurisdiction, current financial condition, forecast for future taxable earnings (and losses) by jurisdiction and other relevant factors. Management concluded more likely than not that substantially all of the deferred tax assets are not recoverable principally because of the Company's recent history of taxable losses.

        As of December 31, 2002 and December 31, 2001, the total valuation allowance is $416.6 million and $550.1 million, respectively (including net operating loss carryforwards). Management believes the recoverability of the U.S. net deferred assets and a portion of the non-U.S. net deferred tax assets is uncertain due to the forecast of insufficient future taxable earnings to recover such tax benefits as well as certain statutory carryforward limitations.

        Deferred U.S. Federal income taxes and non-U.S. withholding taxes have been provided by the Successor Company on the undistributed earnings accumulated through 2002 of certain subsidiaries deemed available for dividend repatriations, principally Switzerland, the U.K. and Mexico. In all other foreign jurisdictions with accumulated earnings, no provision has been made for non-U.S. withholding taxes or U.S. federal or state income taxes. The undistributed earnings on which the tax has not been provided by the Successor Company are not significant.

        The Predecessor Company previously provided U.S. federal income taxes and non-U.S. withholding taxes on the undistributed earnings accumulated through 1998 of certain subsidiaries deemed available for dividend repatriation. In all other foreign jurisdictions with 1998 accumulated earnings, such earnings were considered to be permanently reinvested locally or used to pay down local debt.

12.    Shareholders' Equity and Redeemable Preferred Stock

Successor Company Shareholders' Equity

        With the effectiveness of the POR, the capitalization of the Company consists of one class of common stock. Under the terms of the POR, 39,929,479 shares were issued at October 3, 2002, and remain outstanding at December 31, 2002.

        In conjunction with the Company's reorganization, the articles of incorporation were amended. This amendment included the authorization of 50,000 shares of Series A Junior Participating Preferred Stock ("Preferred Stock"). No Preferred Stock shares have been issued. Additionally, as of October 3, 2002, the Company granted one share purchase right ("Right") for each share of new common stock, which are described in the Rights Agreement.

        The Rights Agreement provides that each Right holder may purchase 1/1000 of a share of Preferred Stock for a price generally at a discount to the prevailing market price upon the occurrence of certain events ("triggering events"). Primarily, if any person notifies the Company of or announces publicly an intent to acquire or acquires (with the view of controlling the Company) 15% or more of the common shares of the Company, the right to purchase the Preferred Stock is triggered. In the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. Each share of Preferred Stock will have 1,000 votes. Preferred Stock holders are also entitled to preferential dividend payments and preferential treatment in the event of liquidation, dissolution, or winding up of the Company.

Successor Company Stock Option Plans

        The 2002 Management Stock Option Plan and 2002 Chief Executive Officer Equity Plan provide for the issuance of up to 7,058,824 stock options. On October 3, 2002, 5,094,300 stock options were granted under these plans. Additional grants of 22,600 stock options were made during the remainder of 2002. The terms for options under both plans are substantially the same and are set forth below.

Forty percent of such stock options vested 90 days following the grant date of the Plan of Reorganization, with an additional 20% vesting and exercisable at the end of each of the first, second and third anniversaries of the grant date. Vested and exercisable options expire on the earlier of (1) the tenth anniversary of the date of grant, or (2) generally within six-months or less after termination depending on the specific cause. Upon a change of control as defined in the option plans, the options can be converted, cashed-out or otherwise dealt with in accordance with the option plans. The strike price for the options was $14.72, the reorganization value of the common stock. Approximately 1,900,000 additional stock options will likely be granted on October 3, 2003. Forty percent of these awards will be vested and exercisable on the grant date, with an additional 20% vesting and becoming exercisable at the end of each of the first, second and third anniversaries of the grant date. The strike price for these options will be the lower of 90% of the market value of the common stock at the grant date or $18.40. This will result in the recognition of compensation expense at the grant date. The amount of expense will be dependent on the market price of the stock at that time. All option awards to be issued to executive officers are determined by the Board of Directors and option awards to be issued to all other participants shall be determined by the Chief Executive Officer in his sole discretion. Accelerated vesting shall occur upon a change of control (as defined in the 2002 Management Stock Option Plan or 2002 Chief Executive Officer Equity Plan, as applicable) or termination without cause. In addition under the 2002 Chief Executive Officer Plan, some acceleration of vesting occurs if the Chief Executive Officer's employment is terminated for Good Reason, as defined in the plan, or due to death or disability.

        As of October 24, 2002, options for 25,000 shares of the Company's common stock were granted to each of the Company's six non-employee directors under the 2002 Director Stock Option Plan. The option exercise price is $14.72. The exercise price was greater than the market value of the stock on the grant date, thus no compensation expense was recognized. The options vest and become exercisable in three equal installments on the first, second and third anniversaries of October 3, 2002. Vested and exercisable options expire on the earlier of (1) October 24, 2012, (2) the six month anniversary of a director's termination date, if such termination was the result of death or disability, or (3) the 90th day following a director's termination date, if such termination was the result of anything other than death or disability.

        Options outstanding at December 31, 2002 and related weighted average price and life information is as follows:

	Options Outstanding			Exercisable Options
Grant Date	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
October 2002	5,258,300	10	$14.72	—	—
December 2002	8,600	10	$14.72	—	—

Successor Company Stock Award Plans

        Up to 470,588 shares of common stock were reserved for issuance as stock awards to the Chief Executive Officer and an executive team comprised of individuals designated by the Chief Executive Officer under the 2002 Chief Executive Officer Equity Plan and 2002 Management Stock Award Plan. Upon voluntary termination of employment or termination for cause by or of a participant, any portion of the shares reserved but not issued to such participant shall no longer be reserved or subject to award pursuant to this plan. All stock awards to be issued to executive officers are determined by the Board of Directors and option awards to be issued to all other participants will be determined by the Chief Executive Officer in his sole discretion. Stock awards will fully vest upon grant without any restrictions. On October 3, 2002, 400,000 shares were issued. Accordingly, approximately $5.9 million of compensation expense was recorded. The remaining 70,588 shares reserved for stock awards are reserved as authorized but unissued at December 31, 2002. These shares will be awarded and issued upon the satisfaction of certain conditions and compensation expense will be recorded at that time.

Predecessor Company Shareholders' Equity

        Prior to the POR becoming effective, the capitalization of the Company consisted of Class L Common Stock and Series B Class L Common Stock ("Class L Common Stock", collectively), Common Stock and Class B Common Stock. As a result of the POR, all these classes of stock were cancelled.

        There were no differences in the rights, preferences or yield for the issuances of Class L Common Stock and Series B Class L Common Stock. The Class L Common Stock was non-voting whereas the Common Stock had one vote per share and the Class B Common Stock had five votes per share.

        Distribution priorities existed with respect to the Class L Common Stock and were based on Yield (defined as 12% of Unreturned Original Cost plus Unpaid Yield for Class L Common Stock) and Unreturned Original Cost (defined as Original Cost less distributions made in excess of Yield for Class L Common Stock). Dividends were first distributed to holders of Class L Common Stock to satisfy any Unreturned Original Cost plus Unpaid Yield, with any remaining distribution allocated ratably to all holders of Class L Common Stock, Class B Common Stock and Common Stock. The cumulative unpaid Yield for Class L Common Stock was $31.8 million at December 31, 2001. No dividends have been declared by the Company on any common shares at October 1, 2002 or December 31, 2001.

Predecessor Company Redeemable Preferred Stock

        The Company's Redeemable Preferred Stock consisted of 100,000 authorized shares of $.01 par value stock without voting rights. In connection with the POR, this stock was cancelled.

        Dividends on each share accrued on a daily basis at the annual rate of 10% of the sum of $1,000 (the "Liquidation Value") plus all accumulated and unpaid dividends thereon. Payment of Preferred Stock dividends took precedence over payment of dividends on the Company's Class L Common Stock, Class B Common Stock or Common Stock. The dividends had not been paid in cash as of December 20, 1999. Accordingly, as provided in the Company's Second Amended and Restated Certificate of Incorporation, the dividend rate increased to 12% per annum until such dividends were paid in cash. Under the terms of a previous credit agreement, however, all dividends on the Company's Preferred Stock were required to be paid through the issuance of additional shares of Preferred Stock rather than in cash. At October 1, 2002 and December 31, 2001, no Preferred Stock dividends had been declared by the Company.

        Shares of Preferred Stock were mandatorily redeemable by the Company on December 20, 2005 at the Liquidation Value plus all accumulated and unpaid dividends thereon, subject to certain limitations as specified in the Company's Second Amended and Restated Certificate of Incorporation and debt agreements. Additionally, in the event that Bain Capital's ownership became less than 50 percent of the Company's equity securities held by Bain Capital at December 20, 1994, which had not occurred prior to the cancellation of the preferred stock pursuant to the POR, the holders of a majority of the Preferred Stock were able to request mandatory redemption of the Preferred Stock (at the Liquidation Value plus all accumulated and unpaid dividends thereon), subject to certain limitations as described above. Given the Preferred Stock was mandatorily redeemable, it was considered temporary equity of the Company and was classified outside of Shareholders' Equity in the Company's consolidated balance sheet. Cumulative dividends were charged to retained earnings.

        Activity related to the Redeemable Preferred Stock was as follows (in millions):

Recorded value of Redeemable Preferred Stock at December 31, 1999	$15.4
Accumulated dividends for the year ended December 31, 2000	1.6

Recorded value of Redeemable Preferred Stock at December 31, 2000	17.0
Accumulated dividends for the year ended December 31, 2001	1.7

Recorded value of Redeemable Preferred Stock at December 31, 2001	18.7
Accumulated dividends for the period ended October 1, 2002	1.7

Recorded value of Redeemable Preferred Stock at October 1, 2002	$20.4

        In connection with the June 1999 recapitalization of the Company (see Note 14, "Related Party Transactions"), the Company issued 4,688 Shares of Preferred Stock in lieu of making a cash dividend. The issuance was in satisfaction of accumulated and unpaid dividends as of the recapitalization date. As of December 31, 2001, accumulated undeclared and unpaid dividends aggregated $3.7 million.

        Effective December 20, 1999, the Preferred Stock shares became exchangeable, at the Company's option, in whole or in part, for subordinated promissory notes (10% coupon) of the Company of an aggregate principal amount equal to the Liquidation Value of the shares exchanged plus all accumulated and unpaid Preferred Stock dividends.

Predecessor Company Stock Purchase and Option Plans

        The Company had various stock purchase and option plans (the "Plans") principally for the benefit of the Company's employees. The Plans provided for the sale of 214,376 shares of Class L Common Stock and the sale or granting of options to purchase 11,293,608 shares of Common Stock. The stock options were exercisable either over time ("Time Options") or upon the achievement of certain investment return levels by the Company ("Performance Options"). All Time and Performance Options were cancelled under the POR. For purposes of the disclosures herein, all Predecessor Company options were deemed cancelled at October 1, 2002.

        During 2000, certain option grants were made with exercise prices below fair market values of the associated common stock on the dates of the grants, based on independent valuations. Time Options generally vested ratably over a five-year period and have a ten-year term. Performance Options became exercisable at $1.75 or $4.00 per share either within ten years of grant or earlier if investment returns (as defined) of three times or five times, respectively, the total investment (as defined) of the original investors of the Company were achieved. Predecessor stock option activity during 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Outstanding at January 1	8,732,020	9,726,068	7,790,356
Time Options
Granted	—	—	3,230,000
Exercised	—	—	(8,000)
Cancelled/Repurchased	(7,663,196)	(983,960)	(1,271,000)
Performance Options
Granted	—	—	—
Exercised	—	—	(4,000)
Cancelled/Repurchased	(1,068,824)	(10,088)	(11,288)

Outstanding at October 1, 2002 and December 31, 2001 and 2000	—	8,732,020	9,726,068

Exercisable at October 1, 2002 and December 31, 2001 and 2000	—	4,912,756	3,802,676
Available for grant at October 1, 2002 and December 31, 2001 and 2000	—	3,237,312	2,243,264

        Weighted average option exercise price information for Predecessor Company stock options for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Time Options
Outstanding at January 1	$7.44	$7.46	$9.27
Granted	$—	$—	$5.67
Exercised	$—	$—	$0.13
Cancelled	$7.44	$7.62	$12.46
Outstanding at October 1, 2002 and December 31, 2001 and 2000	$—	$7.44	$7.46
Exercisable at October 1, 2002 and December 31, 2001 and 2000	$—	$6.54	$5.62
	2002	2001	2000
Performance Options
Outstanding at January 1	$2.88	$2.88	$2.88
Granted	$—	$—	$—
Exercised	$—	$—	$2.88
Cancelled	$2.88	$2.88	$2.88
Outstanding at October 1, 2002 and December 31, 2001 and 2000	$—	$2.88	$2.88
Exercisable at October 1, 2002 and December 31, 2001 and 2000	$—	$2.88	$2.88

13.    Financial Instruments

Interest Rate Derivatives

        The Company is subject to interest rate risk on its long-term variable interest rate debt. The Company enters into debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. To manage a portion of the exposure to interest rate increases on outstanding debt, the Company has entered into zero-cost collar agreements and interest rate swap agreements. These instruments have been designated as cash-flow hedges under SFAS No. 133, and as such, as long as the hedge is effective and the underlying transaction is probable, the effective portion of the changes in fair value of these contracts is recorded in accumulated other comprehensive income/loss until earnings are affected by the cash flows being hedged. The fair value of the interest rate derivative agreements is the estimated amount that the Company would pay or receive to terminate the agreements, assuming prevailing interest rates.

        In the fourth quarter of 2002, the Company entered into a series of interest rate swap agreements of various maturities through December 31, 2007 in order to hedge interest risk on the Emergence Facility. The variable interest rate on $375.0 million of the term debt was hedged using interest rate swap agreements. This resulted in an average effective rate of 6.91% at December 31, 2002. At December 31, 2002, the fair value of outstanding swap agreements was a liability of $4.5 million.

        As required by the Predecessor Company Credit Agreement, the Company had entered into interest rate collars. In a zero-cost collar agreement, an interest rate cap is purchased while an interest rate floor is simultaneously sold for an equal and offsetting premium amount to manage interest rate exposures. Cash payments were received from the counterparty if an indexed rate exceeded the cap and, conversely, the counterparty made payments if the indexed rate fell below the floor. At December 31, 2001, the Company held one interest rate collar which was terminated when the underlying debt being hedged was repaid on October 3, 2002. This resulted in a payment of approximately $2.0 million, which is included in interest expense for the period ended October 1, 2002.

        No material amounts were recorded during 2001 or 2002 relating to hedge ineffectiveness for any of these instruments in the consolidated financial statements.

Foreign Currency Derivatives

        The Company operates globally with various manufacturing and distribution facilities and material sourcing locations around the world. As such, the Company is exposed to foreign exchange risk since purchases and sales are made in foreign currencies. The Company is also subject to foreign currency risk on certain short-term intercompany borrowing arrangements denominated in foreign currencies. The intercompany borrowing arrangements support the underlying working capital needs of the non-U.S. subsidiaries. The gains and losses resulting from the periodic revaluation of these borrowings are a component of other income/expense.

        The Company enters into foreign currency forward contracts to manage exposure to exchange rate fluctuations on short-term intercompany borrowing arrangements denominated in foreign currencies. At December 31, 2002, the Company had foreign currency forward contracts with an aggregated notional amount of $81.1 million, and their fair value was a liability of $2.6 million, which is included in other accrued liabilities. At December 31, 2001, the Company had no such contracts outstanding. Gains and losses on these contracts resulting from revaluations are recorded to foreign exchange gain (loss) and offset the gains and losses on the hedged items in current earnings.

        To manage the foreign currency risk on sales outside of the United States, in 2002, the Company purchased out of the money average rate put options for the Euro and Japanese yen with characteristics similar to those of the underlying exposure to manage this foreign currency exposure. The intrinsic value of the average rate put options is designated as a cash-flow hedge under SFAS No. 133, and as such, as long as the hedge is effective and the underlying transaction is probable, the effective portion of the changes in fair value of these contracts is recorded in accumulated other comprehensive income (loss) until earnings are affected by the cash flows being hedged. The time value of the average rate put options deemed to be ineffective is recorded in other income/loss. During 2002, the Company recognized foreign exchange losses relating to hedge ineffectiveness for these instruments of approximately $1.2 million. The fair value of the average rate put options is the estimated amount that the Company would pay or receive to terminate the agreements, assuming current foreign exchange rates. At December 31, 2002, the Company held average rate put options with aggregated notional amounts of approximately $100.0 million, and fair values aggregating an $0.8 million asset.

Amounts Recognized in Accumulated Other Comprehensive Income

        The following table summarizes gains (losses) recognized in accumulated other comprehensive income (loss) related to all of the Company's cash flow hedges without considering tax effects.

Balance as of January 1, 2001	$—
Change in fair value	3.4
Derivative losses transferred to earnings	(2.1)

Balance as of December 31, 2001	1.3
Change in fair value	0.7
Derivative losses transferred to earnings	(2.0)

Balance as of October 1, 2002	—
Change in fair value	(4.5)

Balance as of December 31, 2002	$(4.5)

Fair Value of Other Financial Instruments

        The carrying values of cash equivalents and other current assets, and liabilities approximate fair value at December 31, 2002 and 2001, because of the short maturity of these instruments.

        The fair value of the bank debt with carrying value of $450.4 million and $1,126.8 million at December 31, 2002 and 2001, respectively, is approximately $450.4 million and $1,076.1 million at December 31, 2002 and 2001, respectively, based on the trading value amongst financial institutions at that date. The fair value of the $315.3 million of 11.91% senior subordinated notes is $335.0 million on December 31, 2002, based on the trading value at that date. The fair value of the $350.0 million of 11 1/8% senior subordinated notes is $147.0 million at December 31, 2001, based on the trading value at that date.

14.    Related Party Transactions

        In 1995, the Company, through DBI, entered into five-year Management Services Agreements with certain shareholders of the Company. Pursuant to these agreements, the Company was to pay these shareholders, subject to compliance with the terms of the indenture governing the 11 1/8% Senior Subordinated Notes, an aggregate annual fee of up to $3.0 million, plus out-of-pocket expenses in return for management consulting in the areas of corporate finance; corporate strategy; investment analysis; market research and business development; advisory services and support; negotiation; analysis of financial alternatives, acquisitions and dispositions; and other services. Included in marketing and administrative expense for 2000 are advisory fees and expenses paid to these shareholders totaling $3.0 million. Also in 2000, strategic consulting fees of $5.1 million were paid to an affiliate of one of these shareholders.

        The Company secured the main components of its insurance program, most notably general and excess liability and property coverage, from a shareholder through July 1, 2002. This shareholder also subleases office space to one of the Company's sites pursuant to a sublease dated October 1, 1997. Related party rent expense related to this sublease totaled $1.6 million $2.1 million and $3.6 million for the period ended October 1, 2002 and the years ended December 31, 2001 and 2000, respectively.

15.    Retirement Programs

Pension Plans

        The Company maintains non-contributory defined benefit pension plans covering substantially all employees in the United States and Puerto Rico ("U.S. Plans") and a combination of contributory and non-contributory plans in certain non-U.S. locations ("Non-U.S. Plans"). The U.S. Plans' benefits are based on a cash balance formula. The Company's funding policy is to make contributions to the trusts of the plans that meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

        At December 31, 2002 and December 31, 2001, plan assets primarily consist of stocks, bonds and contracts with insurance companies.

	2002		2001
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:
Benefit obligation at beginning of year	$152.5	$39.7	$133.2	$44.4
Service cost	9.3	2.5	8.7	2.6
Interest cost	10.9	2.1	10.3	1.9
Plan participants' contributions		0.4	—	0.2
Actuarial (gain) loss	9.7	0.1	12.6	0.7
Benefits paid	(8.4)	(1.0)	(12.3)	(2.6)
Effect of settlement		—	—	(4.7)
Foreign currency changes		7.0	—	(2.8)

Benefit obligation at end of year	$174.0	$50.8	$152.5	$39.7

Change in plan assets:
Fair value of plan assets at beginning of year	$112.2	$7.4	$130.1	$16.8
Actual return on plan assets	(9.8)	(1.5)	(17.0)	(0.5)
Employer contribution	19.4	0.7	11.4	0.9
Plan participants' contributions		0.4	—	0.2
Benefits paid	(8.4)	(0.6)	(12.3)	(2.2)
Effect of settlement		—	—	(6.6)
Foreign currency changes		1.1	—	(1.2)

Fair value of plan assets at end of year	$113.4	$7.5	$112.2	$7.4

Funded status at end of year:
Funded status	$(60.5)	$(43.3)	$(40.3)	$(32.3)
Unrecognized net actuarial (gain) loss	12.8	—	53.5	5.2
Unrecognized prior service cost	—	(0.3)	(4.0)	0.2
Foreign currency changes	—	—	—	—

Net amount recognized—(accrued) prepaid at end of year	$(47.7)	$(43.6)	$9.2	$(26.9)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	$(56.4)	$(43.6)	$(37.3)	$(29.6)
Intangible asset	—	—	0.2	0.2
Accumulated other comprehensive loss	8.7	—	46.3	2.5

Net amount recognized—(accrued) prepaid at end of year	$(47.7)	$(43.6)	$9.2	$(26.9)

	December 31, 2002		October 1, 2002		December 31, 2001		December 31, 2000
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Weighted-average assumptions as of period end:
Discount rate	6.75%	2.0-5.75%	6.75%	2.5-5.75%	7.25%	3.0-6.0%	8.0%	3.0-6.5%
Expected return on plan assets	9.0%	2.5-4.0%	9.0%	4.0-5.5%	9.5%	5.0-5.5%	9.5%	5.5-6.0%
Rate of compensation increase	4.5%	2.0-3.0%	4.5%	2.0-3.0%	4.5%	2.5-3.0%	4.5%	2.5-3.0%
Components of net periodic benefit cost for the period ended:
Service cost	$2.1	$0.6	$7.1	$1.9	$8.7	$2.6	$9.3	$3.0
Interest cost	2.9	0.6	8.0	1.5	10.3	1.9	8.3	2.1
Expected return on plan assets	(2.4)	(0.1)	(7.6)	(0.3)	(12.0)	(0.8)	(11.6)	(0.8)
Amortization of prior service cost	—	—	(0.7)	—	(1.0)	—	(1.0)	—
Recognized net actuarial loss	—	—	2.9	0.1	—	—	—	0.1

SFAS 87 cost	$2.6	$1.1	$9.7	$3.2	$6.0	$3.7	$5.0	$4.4

        The aggregate accumulated benefit obligation and fair value of plan assets for the plans with obligations in excess of the plan assets were $209.2 million and $120.9 million, respectively, at December 31, 2002. At December 31, 2001 the aggregate accumulated benefit obligation and fair value of plan assets for the plans with obligations in excess of the plan assets were $185.3 million and $116.4 million, respectively.

Savings Plan

        Most U.S. employees are eligible to participate in a Company sponsored qualified 401(k) plan. Participants may contribute up to 15% of their annual compensation, up to certain limits, to the 401(k) plan and the Company matches the participants' contributions, up to 2% of compensation. Matching contributions made by the Company were $0.7 million, $2.7 million, $3.0 million and $3.4 million for the periods ended December 31, 2002 and October 1, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively.

16.    Commitments and Contingencies

Legal Proceedings

        The Company is a party in a number of legal proceedings. Based on the advice of legal counsel, management believes it is remote that any potential liability relative to the various legal proceedings pending against the Company will have a material adverse effect on the Company's conduct of its business, its results of operations, its financial position or its liquidity.

Indemnifications

        As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors and officers insurance policy that limits the exposure and enables the Company to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2002.

Letters of Credit

        As of December 31, 2002, the Company has letters of credit outstanding of approximately $3.8 million.

Lease Obligations

        The Company leases certain facilities and equipment under operating leases expiring at various dates. Many of these operating leases contain renewal options. The Company also has entered into capital lease obligations. The long-term portion is a component of other liabilities on the accompanying balance sheet. Future minimum lease payments under noncancelable operating leases and capital leases at December 31, 2002 are as follows (in millions):

	Operating Leases	Capital Leases
2003	$25.1	$5.0
2004	20.7	4.5
2005	16.5	3.3
2006	12.5	2.3
2007	12.5	.8
Thereafter	22.1	—

Total Lease Payments	$109.4	$15.9

Less: amounts representing interest		(1.2)

Present value of minimum capital lease payments		14.7
Current portion		(4.4)

Long-term capital lease obligations		$10.3

        Total expense for all operating leases was $8.4 million, $18.9 million, $28.7 million, and $37.3 million for the periods ended December 31, 2002 and October 1, 2002 and for the years ended December 31, 2001, and 2000, respectively.

17.    Business Segment and Geographic Information

        The Company derives substantially all its revenues from manufacturing and marketing IVD products and services. The Company is organized functionally and is comprised of three reporting segments: Global Customer Management ("GCM")-North America, GCM-International, and Global Operations. GCM-North America and GCM-International are the Company's sales and service organizations. For the Company's reporting purposes, North America includes the United States and Canada. The United States comprises over ninety percent of the North America segment's results. International includes sales and service results from all other countries. Global Operations primarily includes all manufacturing and research and development activities, which occur in the United States and Germany, and accordingly does not recognize significant revenues.

        During 2001, the Company underwent a reorganization which resulted in the functional structure described above. Accordingly, the reporting segments changed at that time. All periods presented below conform with the current organizational structure. Earnings before interest and income taxes ("EBIT") is a primary profitability measure used to evaluate the segments. Financial information by segment for the periods ended December 31, 2002 and October 1, 2002 and for the years ended December 31, 2001 and 2000 is summarized as follows (in millions):

	GCM- North America	GCM-International	Global Operations	All Other(1)	Total
December 31, 2002 and the period then ended
Revenue from external customers:
Core Chemistry	$123.9	$90.3	$—	$—	$214.2
Hemostasis	24.2	29.8	—	—	54.0
Microbiology	23.6	16.1	—	—	39.7
Infectious Disease	0.2	17.8	—	—	18.0
Mature Products	8.1	11.7	1.4	—	21.2

Total	$180.0	$165.7	$1.4	—	$347.1

Depreciation and amortization	4.6	13.1	10.3	2.3	30.3
Segment EBIT	32.5	27.3	(60.7)	(30.5)	(31.4)
Segment assets	336.7	763.9	1,089.2	(271.0)	1,918.8
Expenditures for segment assets	3.1	15.1	13.3	4.6	36.1
Period ended October 1, 2002
Revenue from external customers:
Core Chemistry	$338.3	$241.4	$—	$—	$579.7
Hemostasis	64.8	84.1	—	—	148.9
Microbiology	59.8	38.8	—	—	98.6
Infectious Disease	0.8	50.8	—	—	51.6
Mature Products	22.1	29.5	4.0	—	55.6

Total	$485.8	$444.6	$4.0	$—	$934.4

Depreciation and amortization	8.5	41.1	24.6	12.3	86.5
Segment EBIT	154.2	100.5	(115.1)	1,480.8	1,620.4
December 31, 2001 and the year then ended
Revenue from external customers:
Core Chemistry	$429.7	$303.1	$—	$—	$732.8
Hemostasis	76.3	98.1	—	—	174.4
Microbiology	77.2	50.9	—	—	128.1
Infectious Disease	1.0	62.0	—	—	63.0
Mature Products	77.2	53.2	3.7	—	134.1

Total	$661.4	$567.3	$3.7	$—	$1,232.4

Depreciation and amortization	16.0	56.2	54.7	(6.1)	120.8
Segment EBIT	199.5	126.7	(140.6)	(133.4)	52.2
Segment assets	168.7	638.6	751.2	(403.0)	1,141.9
Expenditures for segment assets	9.1	47.1	21.3	10.3	$87.8
December 31, 2000 and the year then ended
Revenue from external customers:
Core Chemistry	$389.1	$289.0	$—	$—	$678.1
Hemostasis	40.9	93.8	—	—	134.7
Microbiology	68.6	52.3	—	—	120.9
Infectious Disease	1.2	64.1	—	—	65.3
Mature Products	113.5	67.2	4.0	—	184.7

Total	$613.3	$566.4	$4.0	$—	$1,183.7

Depreciation and amortization	22.8	53.6	47.8	(25.0)	99.2
Segment EBIT	96.1	122.0	(194.1)	(37.0)	(13.0)
Segment assets	174.8	680.5	853.2	(388.1)	1,320.4

Expenditures for segment assets	18.0	66.5	28.0	14.6	127.1

(1)
Includes corporate headquarters, shared services centers, restructuring expense, certain other expenses such as income taxes, general corporate expenses and financing costs, certain intercompany transactions and eliminations, as well as for the Predecessor Company the effects of purchase accounting which have not been reflected in segment accounting records. Consequently, asset write-downs resulting from bargain purchases are reflected in the All Other column.

        A reconciliation of segment EBIT to loss before income taxes and extraordinary items for periods ended December 31, 2002 and October 1, 2002 and the years ended December 31, 2001 and 2000 is summarized as follows (in millions):

			Year ended December 31,
	Period ended December 31, 2002	Period ended October 1, 2002
			2001	2000
Reconciliation of Segment EBIT to Loss before income tax and extraordinary items
Total Segment EBIT	$(31.4)	$1,620.4	$52.2	$(13.0)
Less: Interest expense, net	(18.6)	(89.2)	(145.5)	(149.6)

Income (loss) before income tax and cumulative effect of change in accounting principle	$(50.0)	$1,531.2	$(93.3)	$(162.6)

        Total sales for Germany were $31.9 million, $97.0 million, $118.3 million and $115.0 million, for the periods ended December 31, 2002 and September 30, 2002 and the for the years ended December 31, 2001 and 2000, respectively. Total long-lived assets in Germany were $215.5 million and $281.2 million, as of December 31, 2002 and 2001, respectively.

18.    Guarantor/Non-Guarantor Financial Statements

        In connection with DBI's issuance of the 11.91% senior subordinated notes (see Note 10), Dade Behring Holdings, Inc. and certain of DBI's U.S. subsidiaries became guarantors of these notes. The following tables present condensed consolidating financial information for the guarantors, non-guarantors, DBI, and Dade Behring Holdings, Inc. Other than Dade Behring Holdings, Inc., each of the guarantors is a direct or indirect wholly owned subsidiary of DBI. The guarantors jointly and severally unconditionally guarantee these notes. The following condensed consolidating financial information presents the results of operations, financial position and cash flows and the eliminations necessary to arrive at the information for DBI on a condensed consolidated basis. All amounts are in millions.

Successor Company Condensed Consolidating Balance Sheet
December 31, 2002

	DBHI	DBI	Other Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$16.3	$—	$19.2	$—	$35.5
Restricted cash	—	—	—	7.9	—	7.9
Accounts receivable, net	—	78.5	13.9	197.3	—	289.7
Inventories	—	70.9	24.2	95.3	(16.1)	174.3
Prepaid expenses and other current assets	—	9.8	0.7	8.4	—	18.9
Deferred income taxes	—	—	—	0.4	—	0.4

Total current assets	—	175.5	38.8	328.5	(16.1)	526.7
Property, plant and equipment, net	—	151.4	39.6	204.0	(4.5)	390.5
Debt issuance costs, net	—	14.0	—	—	—	14.0
Goodwill, net	—	543.0	—	—	—	543.0
Deferred income taxes	—	—	—	3.5	—	3.5
Identifiable intangible assets, net	—	287.7	13.0	130.5	(16.9)	414.3
Other assets	—	16.9	1.8	8.1	—	26.8
Intercompany receivables	459.6	926.8	450.1	183.4	(2,019.9)	—
Investments in affiliates	587.8	424.8	—	—	(1,012.6)	—

Total assets	$1,047.4	$2,540.1	$543.3	$858.0	$(3,070.0)	$1,918.8

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt	$—	$—	$—	$6.1	$—	$6.1
Current portion of long-term debt	—	5.0	—	—	—	5.0
Accounts payable	—	29.7	6.2	40.9	—	76.8
Accrued liabilities	—	123.2	8.8	96.5	—	228.5

Total current liabilities	—	157.9	15.0	143.5	—	316.4
Long-term debt	—	760.7	—	—	—	760.7
Deferred income taxes	—	62.4	—	60.2	—	122.6
Other liabilities	—	58.8	0.1	72.1	—	131.0
Intercompany payables	459.3	912.5	110.5	537.6	(2,019.9)	—

Total liabilities	459.3	1,952.3	125.6	813.4	(2,019.9)	1,330.7
Total shareholders' equity	588.1	587.8	417.7	44.6	(1,050.1)	588.1

Total liabilities and shareholders' equity	$1,047.4	$2,540.1	$543.3	$858.0	$(3,070.0)	$1,918.8

Predecessor Company Condensed Consolidating Balance Sheet
December 31, 2001

	DBHI	DBI	Other Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$67.8	$0.4	$18.6	$—	$86.8
Restricted cash	—	—	—	4.4	—	4.4
Accounts receivable, net	1.7	72.7	23.7	163.9	—	262.0
Inventories	—	85.6	38.1	88.5	(11.1)	201.1
Prepaid expenses and other current assets	—	4.4	1.5	8.4	—	14.3
Deferred income taxes	—	—	—	0.8	—	0.8

Total current assets	1.7	230.5	63.7	284.6	(11.1)	569.4
Property, plant and equipment, net	—	150.0	32.0	147.7	(2.2)	327.5
Debt issuance costs, net	—	29.6	—	—	—	29.6
Goodwill, net	—	91.4	16.2	2.4	—	110.0
Deferred income taxes	—	—	—	12.4	—	12.4
Identifiable intangible assets, net and other assets	(0.2)	52.9	14.5	25.8	—	93.0
Intercompany receivables	421.5	818.2	482.7	311.8	(2,034.2)	—
Investments in affiliates	(827.1)	378.9	—	—	448.2	—

Total assets	$(404.1)	$1,751.5	$609.1	$784.7	$(1,599.3)	$1,141.9

Liabilities, Redeemable Preferred Stock and Shareholders' Equity (Deficit)
Current liabilities:
Short-term debt	$—	$—	$—	$59.1	$—	$59.1
Current portion of long-term debt	—	1,404.7	—	72.1	—	1,476.8
Accounts payable	—	30.5	8.9	42.8	—	82.2
Accrued liabilities	—	148.3	8.8	91.5	—	248.6

Total current liabilities	—	1,583.5	17.7	265.5	—	1,866.7
Deferred income taxes	—	—	—	11.4	—	11.4
Other liabilities	—	60.8	0.1	65.7	—	126.6
Intercompany payables	458.7	934.3	71.6	569.6	(2,034.2)	—

Total liabilities	458.7	2,578.6	89.4	912.2	(2,034.2)	2,004.7
Redeemable preferred stock	18.7	—	—	—	—	18.7
Total shareholders' equity (deficit)	(881.5)	(827.1)	519.7	(127.5)	434.9	(881.5)

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$(404.1)	$1,751.5	$609.1	$784.7	$(1,599.3)	$1,141.9

Successor Company Condensed Consolidating Statement of Operations
Period Ended December 31, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$187.6	$56.6	$243.2	$(140.3)	$347.1
Cost of goods sold	—	123.2	37.2	206.6	(138.2)	228.8

Gross profit	—	64.4	19.4	36.6	(2.1)	118.3
Operating costs and expenses:
Marketing and administrative expenses	0.2	66.0	3.4	54.9	—	124.5
Research and development expenses	—	16.1	3.0	9.7	—	28.8

Income (loss) from operations	(0.2)	(17.7)	13.0	(28.0)	(2.1)	(35.0)
Other (expense) income:
Interest expense	—	(18.1)	(0.1)	(7.3)	6.0	(19.5)
Interest income	—	3.8	—	3.6	(6.5)	0.9
Foreign exchange gain (loss)	—	4.2	0.2	(0.6)	—	3.8
Other, primarily intercompany charges	—	25.6	(19.2)	0.3	(4.7)	2.0

Income (loss) before reorganization items and income tax	(0.2)	(2.2)	(6.1)	(32.0)	(7.3)	(47.8)
Reorganization item:
Reorganization costs	—	2.2	—	—	—	2.2

Income (loss) before income tax	(0.2)	(4.4)	(6.1)	(32.0)	(7.3)	(50.0)
Income tax expense(benefit)	—	8.6	—	(10.0)	—	(1.4)
Equity in earnings of unconsolidated subsidiaries	(48.4)	(35.4)	—	—	83.8	—

Net income (loss)	$(48.6)	$(48.4)	$(6.1)	$(22.0)	$76.5	$(48.6)

Predecessor Company Condensed Consolidating Statement of Operations
Period Ended October 1, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$496.5	$162.1	$675.6	$(399.8)	$934.4
Cost of goods sold	—	292.4	99.7	469.4	(394.0)	467.5

Gross profit	—	204.1	62.4	206.2	(5.8)	466.9
Operating costs and expenses:
Marketing and administrative expenses	—	167.2	9.5	146.2	—	322.9
Research and development expenses	—	35.2	12.7	17.4	—	65.3
Cost reduction programs expense	—	0.8	0.4	1.7	—	2.9
Restructuring expense, net	—	(2.9)	—	0.1	—	(2.8)

Income (loss) from operations		3.8	39.8	40.8	(5.8)	78.6
Other (expense) income:
Interest expense	—	(76.7)	—	(30.4)	15.2	(91.9)
Interest income	—	4.9	0.1	12.7	(15.0)	2.7
Balance sheet restructuring costs	—	(21.2)	—	—	—	(21.2)
Foreign exchange gain (loss)	—	7.5	0.5	(9.8)	—	(1.8)
Other, primarily intercompany charges	—	92.8	(44.7)	(34.5)	(16.3)	(2.7)

Loss before reorganization items and income tax		11.1	(4.3)	(21.2)	(21.9)	(36.3)
Reorganization items:
Gain on extinguishment of debt	—	786.3	—	—	—	786.3
Fresh-start adjustments	—	643.5	4.9	168.2	—	816.6
Reorganization costs	—	(35.4)	—	—	—	(35.4)

Income (loss) before income tax	—	1,405.5	0.6	147.0	(21.9)	1,531.2
Income tax expense (benefit)	—	—	—	20.1	—	20.1

Income (loss) before cumulative effect of change in accounting principle	—	1,405.5	0.6	126.9	(21.9)	1,511.1
Equity in earnings of unconsolidated subsidiaries	1,531.1	105.6	—	—	(1,636.7)	—
Cumulative effect of change in accounting principle	—	20.0	—	—	—	20.0

Net income (loss)	$1,531.1	$1,531.1	$0.6	$126.9	$(1,658.6)	$1,531.1

Predecessor Company Condensed Consolidating Statement of Operations
Year Ended December 31, 2001

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$608.9	$200.3	$859.6	$(436.4)	$1,232.4
Cost of goods sold	—	347.2	116.3	566.3	(434.2)	595.6

Gross profit	—	261.7	84.0	293.3	(2.2)	636.8
Operating costs and expenses:
Marketing and administrative expenses	0.3	225.6	16.7	189.7	—	432.3
Research and development expenses	—	42.0	13.0	28.7	—	83.7
Goodwill amortization expense	—	4.4	8.9	(4.4)	—	8.9
Cost reduction programs expense	—	6.2	3.8	1.2	—	11.2
Restructuring expense, net	—	11.1	—	1.1	—	12.2

Income (loss) from operations	(0.3)	(27.6)	41.6	77.0	(2.2)	88.5
Other (expense) income:
Interest expense	—	(135.4)	(0.3)	(34.2)	18.4	(151.5)
Interest income	—	9.6	0.1	15.0	(18.7)	6.0
Balance sheet restructuring costs	—	(23.9)	—	—	—	(23.9)
Foreign exchange gain (loss)	—	(6.1)	(0.2)	(3.8)	—	(10.1)
Other, primarily intercompany charges	—	55.7	(46.4)	(14.9)	3.3	(2.3)

Income (loss) before income tax	(0.3)	(127.7)	(5.2)	39.1	0.8	(93.3)
Income tax expense(benefit)	—	(6.2)	—	14.6	—	8.4
Equity in earnings of unconsolidated subsidiaries	(101.4)	20.1	—	—	81.3	—

Net income (loss)	$(101.7)	$(101.4)	$(5.2)	$24.5	$82.1	$(101.7)

Predecessor Company Condensed Consolidating Statement of Operations
Year Ended December 31, 2000

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$565.7	$172.7	$851.8	$(406.5)	$1,183.7
Cost of goods sold	—	371.5	81.4	572.2	(441.7)	583.4

Gross profit	—	194.2	91.3	279.6	35.2	600.3
Operating costs and expenses:
Marketing and administrative expenses	0.8	240.7	17.7	212.1	(0.5)	470.8
Research and development expenses	—	45.5	18.1	39.7	—	103.3
Goodwill amortization expense	—	3.9	4.5	(3.4)	—	5.0
Cost reduction programs expense	—	6.7	0.9	11.5	0.1	19.2
Restructuring expense, net	—	28.3	—	(3.0)	—	25.3

Income (loss) from operations	(0.8)	(130.9)	50.1	22.7	35.6	(23.3)
Other (expense) income:
Interest expense	—	(139.4)	(1.0)	(36.0)	23.8	(152.6)
Interest income	—	8.2	0.1	17.8	(23.1)	3.0
Foreign exchange gain (loss)	—	(0.4)	(0.5)	1.2	2.4	2.7
Other, primarily intercompany charges	—	66.5	(52.2)	(7.1)	0.4	7.6

Income (loss) before income tax	(0.8)	(196.0)	(3.5)	(1.4)	39.1	(162.6)
Income tax expense(benefit)	—	349.9		13.3	—	363.2

Gain (loss) before cumulative effect of change in accounting principle	(0.8)	(545.9)	(3.5)	(14.7)	39.1	$(525.8)

Equity in earnings of unconsolidated subsidiaries	(531.8)	20.9	—	—	510.9	—
Cumulative effect of change in accounting principle	—	6.8	—	—	—	6.8

Net income (loss)	$(532.6)	$(531.8)	$(3.5)	$(14.7)	$550.0	$(532.6)

Successor Company Condensed Consolidating Statement of Cash Flows
Period Ended December 31, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Operating Activities:
Net income (loss)	$(48.6)	$(48.4)	$(6.1)	$(22.0)	$76.5	$(48.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings of unconsolidated subsidiaries	48.4	35.4	—	—	(83.8)	—
Fresh-start adjustments	—	17.6	7.0	32.7	—	57.3
Depreciation and amortization expense	—	11.1	2.6	16.6	—	30.3
Net (gain) loss on disposal of fixed assets	—	0.4	0.1	(0.8)	—	(0.3)
Stock-based compensation expense	—	5.9	—	—	—	5.9
Other non-cash charges	—	0.1	—	—	—	0.1
Payments from restructuring reserves	—	(1.0)	—	—	—	(1.0)
Deferred income taxes	—	8.6	—	(12.2)	—	(3.6)
Changes in balance sheet items:
Accounts receivable, net	2.0	(5.7)	0.3	(33.7)	—	(37.1)
Sale of trade receivables	—	—	—	36.2	—	36.2
Inventories	—	12.2	2.2	6.7	—	21.1
Prepaid expenses and other current assets	—	(2.6)	0.3	(1.4)	—	(3.7)
Accounts payable	—	(1.7)	(0.3)	3.7	—	1.7
Accrued liabilities	—	16.9	(0.7)	(4.8)	—	11.4
Other, net	(1.8)	(1.4)	(3.1)	(3.4)	7.3	(2.4)

Net cash flow provided by operating activities	—	47.4	2.3	17.6	—	67.3

Investing Activities:
Capital expenditures	—	(14.9)	(2.3)	(18.9)	—	(36.1)
Proceeds from sale of assets	—	—	—	5.3	—	5.3

Net cash flow utilized for investing activities	—	(14.9)	(2.3)	(13.6)	—	(30.8)

Financing Activities:
Decrease (increase) in restricted cash	—	—	—	1.8	—	1.8
Net proceeds (repayments) related to short-term debt	—	—	—	(4.3)	—	(4.3)
Net repayments of borrowings under new revolving credit facility	—	(17.5)	—	—	—	(17.5)

Net cash flow utilized for financing activities	—	(17.5)	—	(2.5)	—	(20.0)

Effect of foreign exchange rates on cash	—	—	—	1.1	—	1.1
Net increase in cash and cash equivalents	—	15.0	—	2.6	—	17.6
Cash and Cash Equivalents:
Beginning of Period	—	1.3	—	16.6	—	17.9

End of Period	$—	$16.3	$—	$19.2	$—	$35.5

Predecessor Company Condensed Consolidating Statement of Cash Flows
Period Ended October 1, 2002

	DBHI	DBI	Other Guarantors	Non-Guarantors	Eliminations	Total
Operating Activities:
Net income	$1,531.1	$1,531.1	$0.6	$126.9	$(1,658.6)	$1,531.1
Adjustments to reconcile net income to net cash provided by (utilized for) operating activities:
Equity in earnings of unconsolidated subsidiaries	(1,531.1)	(105.6)	—	—	1,636.7	—
Gain on extinguishment of debt	—	(786.3)	—	—	—	(786.3)
Fresh-start adjustments	—	(643.5)	(4.9)	(168.2)	—	(816.6)
Cumulative effect of change in accounting principle	—	(20.0)	—	—	—	(20.0)
Depreciation and amortization expense	—	35.3	8.2	43.0	—	86.5
Net loss on disposal of fixed assets	—	1.4	2.2	2.2	—	5.8
Stock-based compensation expense	—	1.0	—	—	—	1.0
Other non-cash charges	—	0.8	—	—	—	0.8
Provisions for restructuring reserve, net	—	(2.8)	—	—	—	(2.8)
Payments from restructuring reserves	—	(18.0)	—	—	—	(18.0)
Deferred income taxes	—	—	—	14.3	—	14.3
Changes in balance sheet items:
Accounts receivable, net	(0.3)	—	9.6	(88.9)	—	(79.6)
Sale of trade receivables	—	—	—	73.5	—	73.5
Inventories	—	2.4	11.7	3.5	—	17.6
Prepaid expenses and other current assets	—	(2.8)	0.5	2.1	—	(0.2)
Accounts payable	—	0.9	(2.4)	(12.3)	—	(13.8)
Accrued liabilities	—	(39.7)	0.6	86.4	—	47.3
Other, net	0.3	(20.4)	(21.6)	11.7	21.9	(8.1)

Net cash flow provided by (utilized for) operating activities	—	(66.2)	4.5	94.2	—	32.5

Investing Activities:
Capital expenditures	—	(22.1)	(4.9)	(38.2)	—	(65.2)

Net cash flow utilized for investing activities	—	(22.1)	(4.9)	(38.2)	—	(65.2)

Financing Activities:
Decrease (increase) in restricted cash	—	—	—	(4.6)	—	(4.6)
Net proceeds (repayments) related to short-term debt	—	—	—	(54.6)	—	(54.6)
Payment of debt issuance costs	—	(14.7)	—	—	—	(14.7)
Payments to bank debt lenders and senior subordinated note holders per the Plan of Reorganization	—	(409.0)	—	—	—	(409.0)
Proceeds from borrowings under new term loan facility	—	450.0	—	—	—	450.0
Proceeds from borrowings under new revolving credit facility	—	17.5	—	—	—	17.5
Repayments of borrowings related to former revolving credit facility	—	(4.5)	—	(1.7)	—	(6.2)
Repayments of borrowings under former bank credit agreement	—	(17.5)	—	—	—	(17.5)

Net cash flow (utilized for) provided by financing activities	—	21.8	—	(60.9)	—	(39.1)

Effect of foreign exchange rates on cash	—	—	—	2.9	—	2.9
Net decrease in cash and cash equivalents	—	(66.5)	(0.4)	(2.0)	—	(68.9)
Cash and Cash Equivalents:
Beginning of Period	—	67.8	0.4	18.6	—	86.8

End of Period	$—	$1.3	$—	$16.6	$—	$17.9

Predecessor Company Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2001

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Operating Activities:
Net income (loss)	$(101.7)	$(101.4)	$(5.2)	$24.5	$82.1	$(101.7)
Adjustments to reconcile net income (loss) to net cash provided by (utilized for) operating activities:
Equity in earnings of unconsolidated subsidiaries	101.4	(20.1)	—	—	(81.3)	—
Depreciation and amortization expense	—	54.3	25.6	40.9	—	120.8
Net loss on disposal of fixed assets	—	2.0	0.9	1.4	—	4.3
Stock-based compensation expense	—	1.6	—	—	—	1.6
Other non-cash charges	—	1.2	—	(2.7)	—	(1.5)
Provisions for restructuring reserve, net	—	12.2	—	—	—	12.2
Payments from restructuring reserves	—	(24.9)	—	—	—	(24.9)
Deferred income taxes	—	(6.2)	—	10.3	—	4.1
Changes in balance sheet items:
Accounts receivable, net	(0.9)	(23.5)	(5.7)	(91.3)	—	(121.4)
Sale of trade receivables	—	—	—	93.9	—	93.9
Inventories	—	68.2	(0.6)	(26.3)		41.3
Prepaid expenses and other current assets	—	(2.2)	2.4	5.2	—	5.4
Accounts payable	—	(17.1)	(5.0)	(9.5)	—	(31.6)
Accrued liabilities	—	37.5	7.2	4.7	—	49.4
Other, net	(2.8)	26.1	(9.7)	(10.2)	(0.8)	2.6

Net cash flow provided by (utilized for) operating activities	(4.0)	7.7	9.9	40.9	—	54.5

Investing Activities:
Capital expenditures	—	(25.4)	(10.7)	(51.7)	—	(87.8)
Proceeds from sale of assets	—	12.6	—	4.5	—	17.1

Net cash flow utilized for investing activities	—	(12.8)	(10.7)	(47.2)	—	(70.7)

Financing Activities:
Decrease (increase) in restricted cash	—	—	—	3.5	—	3.5
Net proceeds (repayments) related to short-term debt	—	(0.2)	0.1	10.6	—	10.5
Proceeds from borrowings related to former revolving credit facility	—	16.5	—	—	—	16.5
Repayments of borrowings under former revolving credit facility	—	(22.9)	—	(2.1)	—	(25.0)
Proceeds from borrowings related to former bank credit agreement	—	(24.9)	—	(16.3)	—	(41.2)

Net cash flow (utilized for) provided by financing activities	—	(31.5)	0.1	(4.3)	—	(35.7)

Effect of foreign exchange rates on cash	—	—	—	(1.9)	—	(1.9)
Net decrease in cash and cash equivalents	(4.0)	(36.6)	(0.7)	(12.5)	—	(53.8)
Cash and Cash Equivalents:
Beginning of Period	4.0	104.4	1.1	31.1	—	140.6

End of Period	$—	$67.8	$0.4	$18.6	$—	$86.8

Predecessor Company Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2000

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Operating Activities:
Net income (loss)	$(532.6)	$(531.8)	$(3.5)	$(14.7)	$550.0	$(532.6)
Adjustments to reconcile net income (loss) to net cash provided by (utilized for) operating activities:
Equity in earnings of unconsolidated subsidiaries	531.8	(20.9)	—	—	(510.9)	—
Cumulative effect of change in accounting principle	—	6.8	—	—	—	6.8
Depreciation and amortization expense	—	55.5	17.2	26.5	—	99.2
Net loss on disposal of fixed assets	—	2.8	2.1	2.6	—	7.5
Stock-based compensation expense	—	2.8	—	—	—	2.8
Other non-cash charges	—	4.5	—	—	—	4.5
Provisions for restructuring reserve, net	—	25.3	—	—	—	25.3
Payments from restructuring reserves	—	(16.6)	—	—	—	(16.6)
Deferred income taxes	—	349.9	—	10.1	—	360.0
Changes in balance sheet items:
Accounts receivable, net	(0.8)	56.1	17.0	(55.9)	—	16.4
Sale of trade receivables	—	—	—	56.6	—	56.6
Inventories	—	(43.3)	3.8	23.1	—	(16.4)
Prepaid expenses and other current assets	—	(0.3)	(0.6)	(8.3)	—	(9.2)
Accounts payable	—	(8.8)	(1.2)	5.7	—	(4.3)
Accrued liabilities	—	(3.6)	(12.9)	2.7	—	(13.8)
Other, net	5.6	27.9	(7.2)	(12.8)	(39.1)	(25.6)

Net cash flow provided by (utilized for) operating activities	4.0	(93.7)	14.7	35.6	—	(39.4)

Investing Activities:
Acquisitions and purchase price adjustments, net of acquired cash	—	—	—	(1.2)	—	(1.2)
Capital expenditures	—	(40.7)	(13.5)	(72.9)	—	(127.1)

Net cash flow utilized for investing activities	—	(40.7)	(13.5)	(74.1)	—	(128.3)

Financing Activities:
Decrease (increase) in restricted cash	—	—	—	3.5	—	3.5
Net proceeds (repayments) related to short-term debt	—	—	(0.4)	(1.5)	—	(1.9)
Proceeds from borrowings related to former revolving credit facility	—	541.5	—	113.6	—	655.1
Repayments of borrowings related to former revolving credit facility	—	(321.5)	—	(67.5)	—	(389.0)
Repayments of borrowings under former bank credit agreement	—	(6.0)	—	—	—	(6.0)

Net cash flow (utilized for) provided by financing activities	—	214.0	(0.4)	48.1	—	261.7

Effect of foreign exchange rates on cash	—	—	—	(3.2)	—	(3.2)
Net increase in cash and cash equivalents	4.0	79.6	0.8	6.4	—	90.8
Cash and Cash Equivalents:
Beginning of Period	—	24.8	0.3	24.7	—	49.8

End of Period	4.0	104.4	1.1	31.1	—	140.6

19.    Quarterly Financial Data (unaudited)

        Amounts are in millions, except per share data.

Predecessor Company

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$334.2	$307.7	$284.6	$305.9
Gross profit	167.3	160.2	146.7	162.6
Net loss	(15.7)	(21.1)	(40.0)	(24.9)
Basic and diluted net loss per Class L and Common shares	$(0.33)	$(0.43)	$(0.81)	$(0.51)
	2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Net sales	$306.1	$318.0	$310.1	$—
Gross profit	158.0	161.5	147.4	—
Income (loss) before cumulative effect of change in accounting principle	(4.4)	(7.9)	(79.5)	1,602.9
Net income (loss)	15.6	(7.9)	(79.5)	1,602.9
Basic and diluted earnings (loss) per Class L and Common shares:
Loss before cumulative effect of change in accounting principle	$(0.09)	$(0.18)	$(1.61)	N/M
Cumulative effect of change in accounting principle	0.40		—	N/M

Net income (loss)	$0.31	$(0.18)	$(1.61)	N/M

Successor Company

2002 Fourth Quarter(2)
Net sales	$347.1
Gross profit	118.3
Net loss	(48.6)
Diluted and basic loss per share	$(1.22)

(1)
Represents only the fresh start reporting related adjustments recorded on October 1, 2002.

(2)
Represents the period from October 2, 2002 through December 31, 2002.

$128,348,720

DADE BEHRING INC.
wholly-owned subsidiary of
Dade Behring Holdings, Inc.

11.91% Senior Subordinated Notes due 2010

PROSPECTUS

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The Company
Summary Consolidated Financial and Operating Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
OTHER OFFERINGS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
BUSINESS
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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
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